SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of June 2020

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

QUARTERLY BUSINESS REPORT

(For the period from January 1, 2020 to March 31, 2020)

THIS IS A SUMMARY IN ENGLISH OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE FINANCIAL SERVICES COMMISSION OF KOREA.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. NON-MATERIAL OR PREVIOUSLY DISCLOSED INFORMATION IS OMITTED OR ABRIDGED.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I. Company Overview

1. Name of the company: Korea Electric Power Corporation (KEPCO)

2. Information of the company

(Address) 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Phone number) 82-61-345-4213

(Website) http://www.kepco.co.kr

3. Major businesses

KEPCO, as the parent company, is engaged in the following activities:

•	development of electric power resources;

•	generation, transmission, transformation and distribution of electricity and other related activities;

•	research and development of technology related to the businesses mentioned above;

•	overseas business related to the businesses mentioned above;

•	investment or contributions related to the businesses mentioned above;

•	development and operation of certain real estate holdings; and

•	other businesses entrusted by the government.

Businesses operated by KEPCO’s major subsidiaries are as follows: nuclear power generation by Korea Hydro & Nuclear Power (KHNP), thermal power generation by Korea South-East Power (KOSEP), Korea Midland Power (KOMIPO), Korea Western Power (KOWEPO), Korea Southern Power (KOSPO) and Korea East-West Power (EWP), other businesses including engineering service by KEPCO Engineering & Construction (KEPCO E&C), maintenance and repair of power plants by KEPCO Plant Service & Engineering (KEPCO KPS), ICT service by KEPCO KDN, nuclear fuel processing by KEPCO Nuclear Fuel (KEPCO NF) and other overseas businesses and related investments.

4. Consolidated subsidiaries

(As of March 31, 2020)

Domestic	Overseas	Total
41	79	120

5. Major changes in management

A.	On January 31, 2020, Mr. Park, Jong-Bae was appointed as a non-standing director in replacement of Mr. Kim, Tae-Yoo, who resigned from his position.

B.

On March 17, 2020, Mr, Yang, Bong-Ryull, Mr. Kim, Jwa-Kwan and Mr. Jung, Yeon-Gil, whose term of office expired on April 3, 2020, were reappointed as non-standing directors for a term of a year beginning on April 4, 2020.

6. Changes in major shareholders

On December 31, 2014, Korea Development Bank merged with Korea Finance Corporation, and became the largest shareholder of KEPCO.

7. Information regarding KEPCO shares

A.	Issued share capital: Won 3,210 billion (Authorized capital: Won 6 trillion)

B.	Total number of issued shares: 641,964,077
(Total	number of shares authorized to for issuance: 1,200,000,000)

C.	Dividends: KEPCO did not pay any dividends for fiscal year of 2019 and 2018. Dividend payments for fiscal year 2017 and 2016 were Won 790 and Won 1,980 per share respectively.

II. Business Overview

1. Consolidated financial results by segment for a three-month period ended March 31, 2020 and 2019

(In billions of Won)

	January to March 2019		January to March 2020
	Sales	Operating profit	Sales	Operating profit
Electricity sales	15,118	-2,411	14,906	-547
Nuclear generation	2,557	655	2,485	327
Thermal generation	7,357	1,103	5,922	587
Others(*)	720	68	904	68
Subtotal	25,752	-585	24,217	435
Adjustment for related- party transactions	-10,504	-45	-9,124	-4

Total	15,248	-630	15,093	431

•	The figures may not add up to the relevant total numbers due to rounding.

(*)	Others relate to subsidiaries including KEPCO E&C, KEPCO KPS, KEPCO NF and KEPCO KDN, among others.

2. Changes in unit prices of major products

(In Won per kWh)

Business sector		Company	January to March 2019	January to March 2020
Electricity sold	Residential	KEPCO	109.24	110.84
	Commercial		130.09	130.98
	Educational		100.77	103.50
	Industrial		107.86	108.63
	Agricultural		47.96	48.28
	Street lighting		110.06	110.17
	Overnight usage		72.78	72.69
Electricity from nuclear generation	Nuclear Generation	KHNP	68.33	62.59
Electricity from thermal generation	Thermal generation	KOSEP	102.67	96.32
		KOMIPO	108.38	91.41
		KOWEPO	115.29	100.63
		KOSPO	106.49	112.88
		EWP	108.96	111.51

3. Power purchase from generation companies for a three-month period ended March 31, 2020

Company	Volume (GWh)	Expense (In billions of Won)
KHNP	38,302	2,401
KOSEP	12,922	1,231
KOMIPO	11,105	1,177
KOWEPO	10,255	1,032
KOSPO	10,127	1,137
EWP	11,224	1,097
Others	43,172	4,511

Total	137,107	12,586

4. Intellectual property as of March 31, 2020

	Patents		Utility models	Designs	Trademarks		Total
	Domestic	Overseas			Domestic	Overseas
KEPCO	2,530	266	64	84	108	47	3,099
Generation subsidiaries	2,586	372	114	55	162	23	3,312

Total	5,116	638	178	139	270	70	6,411

III. Financial Information

1. Condensed consolidated financial results as of and for a three-month period ended March 31, 2019 and 2020

(In billions of Won)

Consolidated statements of comprehensive income				Consolidated statements of financial position
	January to March 2019	January to March 2020	Change (%)		December 31, 2019	March 31, 2020	Change (%)
Sales	15,248	15,093	-1.0	Total assets	197,598	199,094	0.8
Operating profit	-630	431	n/m	Total liabilities	128,708	130,272	1.2
Net income	-761	54	n/m	Total equity	68,890	68,822	-0.1

2. Condensed separate financial results as of and for a three-month period ended March 31, 2019 and 2020

(In billions of Won)

Separate statements of comprehensive income				Separate statements of financial position
	January to March 2019	January to March 2020	Change (%)		December 31, 2019	March 31, 2020	Change (%)
Sales	15,118	14,906	-1.4	Total assets	109,809	110,161	0.3
Operating profit	-2,411	-547	77.3	Total liabilities	58,351	59,008	1.1
Net income	-1,650	-226	86.3	Total equity	51,458	51,153	-0.6

IV. Board of Directors (KEPCO Only)

1. The board of directors is required to consist of not more than 15 directors including the president. Under our Articles of Incorporation, there may not be more than seven standing directors including the president, and more than eight non-standing directors. The number of non-standing directors must exceed the number of standing directors, including our president.

*	The Audit Committee consists of one standing director and two non-standing directors.

2. Board meetings and agendas for a three-month period ended March 31, 2020

Number of meetings	Number of agendas	Classification
		Resolutions	Reports
3	15	9	6

* The audit committee held 3 meetings with 13 agendas (of which, 6 were approved as proposed and 7 were accepted as reported).

3. Major activities of the Board of Directors

Date	Agenda	Results	Type
January 22, 2020	Approval of the safety management plan of 2020	Approved as proposed	Resolution

February 28, 2020	Approval of forming Director Nomination Committee and evaluation standards for the candidates of non-standing director	Approved as proposed	Resolution

	Approval to call for the annual general meeting of shareholders for the fiscal year 2019	Approved as proposed	Resolution

	Approval of consolidated and separate financial statements for the fiscal year 2019	Approved as proposed	Resolution

	Approval of the maximum aggregate amount of remuneration for directors in 2020	Approved as proposed	Resolution

	Approval of amendments to the Articles of Incorporation	Approved as proposed	Resolution

	Approval to consign contract administration regarding construction of distribution facilities to Public Procurement Service	Approved as proposed	Resolution

	Report on audit results for 2019	Accepted as reported	Report

	Report on internal control over financial reporting for the fiscal year 2019	Accepted as reported	Report

	Report on the evaluation of internal control over financial reporting for the fiscal year 2019	Accepted as reported	Report

	Report on the annual management of commercial papers in 2019	Accepted as reported	Report

	Report on the contribution plan to the educational foundation (tentatively named as KEPCO Tech University)	Accepted as reported	Report

	Report on operating plan of the Act on the Control and Supervision on Nuclear Power Suppliers, etc. for the Prevention of Corruption in the Nuclear Power Industry (2020-2021)	Accepted as reported	Report

March 20, 2020	Approval of utilization project of Gwanak-Dongjak regional office site	Approved as proposed	Resolution

	Approval of contribution to a gas-fired power project in Pulau Indah, Malaysia	Approved as proposed	Resolution

4. Attendance Status of Non-standing directors

Date	Agenda	Kim, Jwa- Kwan	Kim, Chang- Joon	Yang, Bong- Ryull	Jung, Yeon- Gil	Noh, Geum- Sun	Choi, Seung- Kook	Park, Cheol- Su	Park, Jong- Bae
January 22, 2020	Approval of the safety management plan of 2020	For	For	For	For	For	For	For	Before Appointment

February 28, 2020	Approval of forming Director Nomination Committee and evaluation standards for the candidates of non-standing director	For	For	For	For	For	For	For	For

	Approval to call for the annual general meeting of shareholders for the fiscal year 2019	For	For	For	For	For	For	For	For

	Approval of consolidated and separate financial statements for the fiscal year 2019	For	For	For	For	For	For	For	For

	Approval of the maximum aggregate amount of remuneration for directors in 2020	For	For	For	For	For	For	For	For

	Approval of amendments to the Articles of Incorporation	For	For	For	For	For	For	For	For

	Approval to consign contract administration regarding construction of distribution facilities to Public Procurement Service	For	For	For	For	For	For	For	For

	Report on audit results for 2019	Agenda for Report

	Report on internal control over financial reporting for the fiscal year 2019	Agenda for Report

	Report on the evaluation of internal control over financial reporting for the fiscal year 2019	Agenda for Report

	Report on the annual management of commercial papers in 2019	Agenda for Report

	Report on the contribution plan to the educational foundation (tentatively named as KEPCO Tech University)	Agenda for Report

	Report on operating plan of the Act on the Control and Supervision on Nuclear Power Suppliers, etc. for the Prevention of Corruption in the Nuclear Power Industry (2020-2021)	Agenda for Report

March 20, 2020	Approval of utilization project of Gwanak-Dongjak regional office site	For	For	For	For	For	For	For	For

	Approval of contribution to a gas-fired power project in Pulau Indah, Malaysia	For	For	For	For	For	For	For	For

	Attendance Rate	100%	100%	100%	100%	100%	100%	100%	100%

5. Attendance Status of Standing directors

Date	Agenda	JongKap KIM	Kim, Hoe- Chun	Kim, Dong- Sub	Park, Hyung- Duck	Kim, Sung- Arm	Lim, Hyun- Seung
January 22, 2020	Approval of the safety management plan of 2020	For	For	For	For	For	For

February 28, 2020	Approval of forming Director Nomination Committee and evaluation standards for the candidates of non-standing director	For	For	For	For	For	For

	Approval to call for the annual general meeting of shareholders for the fiscal year 2019	For	For	For	For	For	For

	Approval of consolidated and separate financial statements for the fiscal year 2019	For	For	For	For	For	For

	Approval of the maximum aggregate amount of remuneration for directors in 2020	For	For	For	For	For	For

	Approval of amendments to the Articles of Incorporation	For	For	For	For	For	For

	Approval to consign contract administration regarding construction of distribution facilities to Public Procurement Service	For	For	For	For	For	For

	Report on audit results for 2019	Agenda for Report

	Report on internal control over financial reporting for the fiscal year 2019	Agenda for Report

	Report on the evaluation of internal control over financial reporting for the fiscal year 2019	Agenda for Report

	Report on the annual management of commercial papers in 2019	Agenda for Report

	Report on the contribution plan to the educational foundation (tentatively named as KEPCO Tech University)	Agenda for Report

	Report on operating plan of the Act on the Control and Supervision on Nuclear Power Suppliers, etc. for the Prevention of Corruption in the Nuclear Power Industry (2020-2021)	Agenda for Report

March 20, 2020	Approval of utilization project of Gwanak-Dongjak regional office site	For	For	For	For	For	For

	Approval of contribution to a gas-fired power project in Pulau Indah, Malaysia	For	For	For	For	For	For

	Attendance Rate	100%	100%	100%	100%	100%	100%

6. Major activities of the Audit Committee

Date	Agenda	Results	Type
January 22, 2020	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution

	Approval of Audit plans for 2020	Approved as proposed	Resolution

	Report on education plans for auditors in 2020	Accepted as reported	Report

	Prior report on independence of independent auditors	Accepted as reported	Report

February 28. 2020	Approval of for the consolidated and separate financial statements and business report for the fiscal year 2019	Approved as proposed	Resolution

	Report on internal control over financial reporting for the fiscal year 2019	Accepted as reported	Report

	Report on the evaluation on internal control over financial reporting for the fiscal year 2019	Accepted as reported	Report

	Report on agendas with audit service by independent auditors for fiscal year 2019	Accepted as reported	Report

	Report on audit results for fiscal year 2019	Accepted as reported	Report

March 20, 2020	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed	Resolution

	Approval of investigation result on the agendas for the annual general meeting of shareholders	Approved as proposed	Resolution

	Approval of auditor’s report for the annual general meeting of shareholders	Approved as proposed	Resolution

	Report on audit results by the independent auditor for the fiscal year 2019	Accepted as reported	Report

*

The audit department, organized under the supervision of the Audit Committee, conducts internal audit over the entire company and takes administrative measures as appropriate in accordance with relevant internal regulations. KEPCO’s District Divisions and Branch Offices also have separate audit teams which conduct internal inspections with respect to the relevant divisions or offices.

7. Attendance Status of the Audit Committee

Date	Agenda	Noh, Geum-Sun	Jung, Yeon-Gil	Lee, Jung-Hee(*)
January 22, 2020	Approval of appointment of independent auditors of subsidiaries	For	For	Absent

	Approval of Audit plans for 2020	For	For	Absent

	Report on education plans for auditors in 2020	For	For	Absent

	Prior report on independence of independent auditors	For	For	Absent

February 28. 2020	Approval of for the consolidated and separate financial statements and business report for the fiscal year 2019	For	For	Absent

	Report on internal control over financial reporting for the fiscal year 2019	For	For	Absent

	Report on the evaluation on internal control over financial reporting for the fiscal year 2019	For	For	Absent

	Report on agendas with audit service by independent auditors for fiscal year 2019	For	For	Absent

	Report on audit results for fiscal year 2019	For	For	Absent

March 20, 2020	Prior approval for non-audit service for subsidiaries by the independent auditor	For	For	Absent

	Approval of investigation result on the agendas for the annual general meeting of shareholders	For	For	Absent

	Approval of auditor’s report for the annual general meeting of shareholders	For	For	Absent

	Report on audit results by the independent auditor for the fiscal year 2019	For	For	Absent

	Attendance Rate	100%	100%	—

(*)

Lee, Jung-Hee voluntarily resigned as a standing director and as a member of the audit committee on December 13, 2019. Under Korean law, Lee, Jung-Hee retains the rights and is subject to obligations as a member of the audit committee and a standing director, to the extent such rights and obligations are connected to performance of his duties as a member of the audit committee, until his successor to take his place at our audit committee is approved and appointed at a general meeting of the shareholders.

V. Shareholders

1. List of shareholders as of December 31, 2019

		Number of shareholders	Shares owned	Percentage of total (%)
	Government of the Republic of Korea	1	116,841,794	18.20
	Korea Development Bank	1	211,235,264	32.90
	Subtotal	2	328,077,058	51.10
	National Pension Service	1	50,592,477	7.88
Public (Non-Koreans)	Common Shares	1,024	127,250,445	19.82
	American depositary shares (ADS)	1	27,593,238	4.30
	Public (Koreans)	431,598	108,450,859	16.90

	Total	432,626	641,964,077	100.00

•	Percentages are based on issued shares of common stock.

•	All of our shareholder have equal voting rights.

•	Citibank, N.A. is our depositary bank and each ADS represents one-half of one share of our common stock.

VI. Directors and employees as of and for a three-month period ended March 31, 2020 (KEPCO Only)

1. Directors

		(In thousands of Won)
Type		Number of directors	Total remuneration	Average remuneration per person	Remarks
Standing director		6	193,655	32,276	Excluding the members of Audit Committee
Non-standing director		6	41,854	6,976
Member of Audit Committee	Standing director	0	—	—	Vacant after December 13, 2019
	Non-standing director	2	15,000	7,500	—

Total		14	250,509	17,894	—

2. Employees

	(In thousands of Won)
Type	Number of employees			Average continuous service year	Total salaries	Average salaries per person
	Regular	Non-regular	Total
Male	17,762	78	17,840	15.7	405,882,117	22,751
Female	4,748	58	4,806	13.0	88,239,744	18,360

Total	22,510	136	22,646	15.1	494,121,861	21,819

VII. Other Information Necessary for the Protection of Investors

1. Summary of shareholder’s meetings for a three-month period ended March 31, 2020

Type	Agenda	Results

Annual General Meeting held on March 27, 2020	Approval of the consolidated and separate financial statements for the fiscal year 2019	Approved as proposed
	Approval of the maximum aggregate amount of remuneration for directors in 2020	Approved as proposed
	Approval of amendments to the Articles of Incorporation	Approved as proposed

2. Pending legal proceedings as of March 31, 2020

	(In billions of Won)
Type	Number of lawsuits	Amount claimed
Lawsuits where KEPCO and its subsidiaries are engaged as the defendants	636	676
Lawsuits where KEPCO and its subsidiaries are engaged as the plaintiffs	199	439

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Byung-in
Name:	Kim, Byung-in
Title:	Vice President

Date: June 4, 2020

KOREA ELECTRIC POWER CORPORATION

AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements

March 31, 2020

(Unaudited)

(With Independent Auditor’s Report Thereon)

2

Ernst & Young Han Young Taeyoung Building, 111, Yeouigongwon-ro, Yeongdeungpo-gu, Seoul 150-777 Korea Tel: +82 2 3787 6600 Fax: +82 2 783 5890 ey.com/kr

Independent Auditor’s Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

Korea Electric Power Corporation:

Report on Review of Consolidated Interim Financial Statements

We have reviewed the accompanying consolidated interim financial statements of Korea Electric Power Corporation and its subsidiaries (collectively referred as the “Group”), which comprise the consolidated interim statement of financial position as of March 31, 2020, the consolidated interim statements of comprehensive income (loss), consolidated interim statements of changes in equity and consolidated interim statements of cash flows for the three-month periods ended March 31, 2020 and 2019 and the notes to the accompanying consolidated interim financial statements, including a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“KIFRS”) 1034 ‘Interim Financial Reporting’ and for such internal control as management determines is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Review Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review. We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea (“KGAAS”) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements are not prepared, in all material respects, in accordance with KIFRS 1034 ‘Interim Financial Reporting’.

Other Matters

We have audited the consolidated statement of financial position as of December 31, 2019, and the related consolidated statement of comprehensive income (loss), consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, in accordance with KGAAS (not presented herein), our report dated March 17, 2020 expressed an unqualified opinion thereon. The accompanying consolidated statement of financial position as of December 31, 2019 presented for comparative purpose is not different, in all material respects, from the above audited consolidated statement of financial position.

May 15, 2020

This review report is effective as of May 15, 2020, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the independent auditor’s review report date to the time this review report is used. Such events and circumstances could significantly affect the accompanying consolidated interim financial statements and may result in modifications to this review report.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of March 31, 2020 and December 31, 2019

(Unaudited)

In millions of won	Note	March 31, 2020		December 31, 2019
Assets
Current assets
Cash and cash equivalents	5,6,7,44	~~W~~	1,458,491	1,810,129
Current financial assets, net	5,6,9,11,12,13,44		3,464,952	1,586,509
Trade and other receivables, net	5,8,20,24,44,45,46		6,673,798	7,701,452
Inventories, net	14		6,870,199	7,050,700
Income tax receivables			27,884	99,718
Current non-financial assets	15		1,223,019	1,206,377
Assets held-for-sale	16,41		23,290	28,116

Total current assets			19,741,633	19,483,001

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,13,44		2,984,955	2,563,498
Non-current trade and other receivables, net	5,8,20,44,45,46		2,060,052	2,002,297
Property, plant and equipment, net	18,24,27,48		165,095,908	164,701,827
Investment properties, net	19,27		138,968	158,580
Goodwill	16		97,977	97,977
Intangible assets other than goodwill, net	21,27,45		1,100,947	1,069,976
Investments in associates	4,17		4,392,883	4,251,802
Investments in joint ventures	4,17		1,708,886	1,663,029
Defined benefit assets, net	25		—	1,047
Deferred tax assets			1,514,464	1,437,829
Non-current non-financial assets	15		257,500	166,929

Total non-current assets			179,352,540	178,114,791

Total Assets	4	~~W~~	199,094,173	197,597,792

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Financial Position, Continued

As of March 31, 2020 and December 31, 2019

(Unaudited)

In millions of won	Note	March 31, 2020		December 31, 2019
Liabilities
Current liabilities
Trade and other payables, net	5,22,24,44,46	~~W~~	5,652,069	6,649,402
Current financial liabilities, net	5,12,23,44,46		7,934,830	8,930,903
Income tax payables			490,469	358,277
Current non-financial liabilities	20,28,29		6,138,821	5,688,353
Current provisions	26,44		2,879,638	2,604,721

Total current liabilities			23,095,827	24,231,656

Non-current liabilities
Non-current trade and other payables, net	5,22,24,44,46		7,139,179	6,965,760
Non-current financial liabilities, net	5,12,23,44,46		61,278,808	59,115,598
Non-current non-financial liabilities	28,29		9,004,528	8,834,452
Employee benefits liabilities, net	25,44		2,073,620	1,929,854
Deferred tax liabilities			8,458,164	8,564,775
Non-current provisions	26,44		19,221,929	19,066,048

Total non-current liabilities			107,176,228	104,476,487

Total Liabilities	4	~~W~~	130,272,055	128,708,143

Equity
Contributed capital	1,30,44
Share capital		~~W~~	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578

Retained earnings	31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			34,785,425	34,785,425
Unappropriated retained earnings			12,793,451	12,811,798

			49,183,786	49,202,133

Other components of equity	33
Other capital surplus			1,224,402	1,226,364
Accumulated other comprehensive loss			(318,784)	(280,730)
Other equity			13,294,973	13,294,973

			14,200,591	14,240,607

Equity attributable to owners of the controlling company			67,437,955	67,496,318
Non-controlling interests	16,32		1,384,163	1,393,331

Total Equity		~~W~~	68,822,118	68,889,649

Total Liabilities and Equity		~~W~~	199,094,173	197,597,792

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Loss)

For the three-month periods ended March 31, 2020 and 2019

(Unaudited)

In millions of won, except per share information	Note	March 31, 2020		March 31, 2019
Sales	4,34,44,46
Sales of goods		~~W~~	14,612,845	14,754,012
Sales related to provision of services			120,225	94,879
Sales related to construction contracts	20		207,421	256,054
Revenue related to transfer of assets from customers	28		152,636	143,459

			15,093,127	15,248,404

Cost of sales	14,25,42,46
Cost of sales of goods			(13,677,754)	(14,891,171)
Cost of sales related to provision of services			(255,024)	(123,722)
Cost of sales related to construction contracts			(163,997)	(237,015)

			(14,096,775)	(15,251,908)

Gross profit (loss)			996,352	(3,504)
Selling and administrative expenses	25,35,42,46		565,798	626,376

Operating income (loss)	4		430,554	(629,880)
Other non-operating income	36		86,524	80,597
Other non-operating expense	36		(16,613)	(20,236)
Other gains (losses), net	37		61,940	(10,284)
Finance income	5,12,38		800,765	301,575
Finance expenses	5,12,39		(1,424,036)	(698,776)
Profit (loss) related to associates, joint ventures and subsidiaries	4,17
Gain on valuation of investments in associates and joint ventures			239,961	205,732
Gain on disposal of investments in associates and joint ventures			—	6,200
Loss on valuation of investments in associates and joint ventures			(34,124)	(30,543)
Loss on disposal of investments in associates and joint ventures			(16)	(2)

			205,821	181,387

Profit (loss) before income tax			144,955	(795,617)
Income tax expense (benefit)	40		91,347	(34,461)

Net profit (loss) for the period		~~W~~	53,608	(761,156)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Loss), Continued

For the three-month periods ended March 31, 2020 and 2019

(Unaudited)

In millions of won, except per share information	Note	March 31, 2020		March 31, 2019
Other comprehensive income (loss)	5,12,25,31,33
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax	25,31	~~W~~	(36,285)	(97,763)
Share in other comprehensive income (loss) of equity-accounted associates and joint ventures, net of tax	31		(248)	206
Net change in fair value of financial assets at fair value through other comprehensive income (loss)	33		(51,545)	18,871
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax	5,12,33		24,017	5,263
Foreign currency translation of foreign operations, net of tax	33		44,723	24,237
Share in other comprehensive income (loss) of equity-accounted associates and joint ventures, net of tax	33		(38,831)	27,280

Other comprehensive loss, net of tax			(58,169)	(21,906)

Total comprehensive loss for the period		~~W~~	(4,561)	(783,062)

Profit (loss) attributable to:
Owners of the controlling company	43	~~W~~	22,979	(787,798)
Non-controlling interests			30,629	26,642

		~~W~~	53,608	(761,156)

Total comprehensive income (loss) attributable to:
Owners of the controlling company		~~W~~	(56,401)	(812,702)
Non-controlling interests			51,840	29,640

		~~W~~	(4,561)	(783,062)

Earnings (loss) per share (in won)	43
Basic and diluted earnings (loss) per share		~~W~~	36	(1,227)

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2020 and 2019

(Unaudited)

In millions of won	Equity attributable to owners of the controlling company
	Contributed capital		Retained earnings	Other components of equity	Subtotal	Non- controlling interests	Total equity
Balance at January 1, 2019	~~W~~	4,053,578	51,519,119	14,171,228	69,743,925	1,348,837	71,092,762
Total comprehensive income (loss) for the period
Net profit (loss) for the period		—	(787,798)	—	(787,798)	26,642	(761,156)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	(94,641)	—	(94,641)	(3,122)	(97,763)
Share in other comprehensive income of associates and joint ventures, net of tax		—	206	—	206	—	206
Net change in fair value of equity investments at fair value through other comprehensive income		—	—	13,105	13,105	5,766	18,871
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	4,908	4,908	355	5,263
Foreign currency translation of foreign operations, net of tax		—	—	24,237	24,237	—	24,237
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	27,281	27,281	(1)	27,280
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	—	—	—	(58,455)	(58,455)
Transactions between consolidated entities		—	—	(254)	(254)	2,592	2,338
Changes in consolidation scope		—	—	—	—	15,409	15,409
Dividends paid (hybrid bond)		—	—	—	—	(3,346)	(3,346)
Others		—	(1,504)	1,504	—	—	—

Balance at March 31, 2019	~~W~~	4,053,578	50,635,382	14,242,009	68,930,969	1,334,677	70,265,646

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity, Continued

For the three-month periods ended March 31, 2020 and 2019

(Unaudited)

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance at January 1, 2020	~~W~~	4,053,578	49,202,133	14,240,607	67,496,318	1,393,331	68,889,649
Total comprehensive income (loss) for the period
Net profit for the period		—	22,979	—	22,979	30,629	53,608
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	(41,078)	—	(41,078)	4,793	(36,285)
Share in other comprehensive income of associates and joint ventures, net of tax		—	(248)	—	(248)	—	(248)
Net change in fair value of equity investments at fair value through other comprehensive income		—	—	(51,544)	(51,544)	(1)	(51,545)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	13,962	13,962	10,055	24,017
Foreign currency translation of foreign operations, net of tax		—	—	38,364	38,364	6,359	44,723
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	(38,836)	(38,836)	5	(38,831)
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	—	—	—	(66,735)	(66,735)
Issuance of shares of capital by subsidiaries and others		—	—	(1,962)	(1,962)	9,073	7,111
Dividends paid (hybrid bond)		—	—	—	—	(3,346)	(3,346)

Balance at March 31, 2020	~~W~~	4,053,578	49,183,786	14,200,591	67,437,955	1,384,163	68,822,118

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the three-month periods ended March 31, 2020 and 2019

(Unaudited)

In millions of won	March 31, 2020		March 31, 2019
Cash flows from operating activities
Net profit (loss) for the year	~~W~~	53,608	(761,156)

Adjustments to reconcile net loss to net cash flows provided by operating activities:
Income tax expense (benefit)		91,347	(34,461)
Depreciation		2,800,959	2,619,248
Amortization		38,115	36,826
Employee benefit expense		108,957	95,188
Bad debts expense		18,488	5,800
Interest expense		516,383	503,377
Loss on sale of financial assets		47	58
Loss on disposal of property, plant and equipment		7,786	13,992
Loss on abandonment of property, plant, and equipment		77,208	98,537
Loss on impairment of property, plant, and equipment		—	2,279
Increase in provisions, net		429,557	333,586
Loss on foreign currency translation, net		681,083	194,934
Gain on valuation of financial assets at fair value through profit or loss		(6,225)	(4,961)
Loss on valuation of financial assets at fair value through profit or loss		225	696
Valuation and transaction gain on derivative instruments, net		(504,911)	(181,059)
Share in income of associates and joint ventures, net		(205,837)	(175,189)
Gain on sale of financial assets		—	(850)
Gain on disposal of property, plant and equipment		(27,357)	(8,833)
Gain on disposal of intangible assets		—	(97)
Gain on disposal of associates and joint ventures		—	(6,200)
Loss on disposal of associates and joint ventures		16	2
Interest income		(66,506)	(61,304)
Dividend income		(42)	(1,313)
Others, net		(25,617)	(6,726)

		3,933,676	3,423,530

Changes in operating assets and liabilities:
Trade receivables		1,007,582	925,080
Non-trade receivables		149,028	86,112
Accrued income		(6,591)	193,753
Other receivables		18,836	19,588
Other current assets		(87,992)	30,488
Inventories		56,677	(101,573)
Other non-current assets		(30,165)	(30,886)
Trade payables		(508,736)	(525,831)
Non-trade payables		(398,060)	(252,938)
Accrued expenses		(155,967)	(258,941)
Other payables		1,189	—
Other current liabilities		461,592	256,414
Other non-current liabilities		119,912	49,820
Investments in associates and joint ventures (dividends received)		26,638	54,645
Provisions		(47,032)	(169,446)
Payments of employee benefit obligations		(17,589)	(19,244)
Plan assets		(1,669)	(270)

	~~W~~	587,653	256,771

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2020 and 2019

(Unaudited)

In millions of won	March 31, 2020		March 31, 2019
Cash generated from operating activities	~~W~~	4,574,937	2,919,145
Dividends received (financial assets at fair value through other comprehensive income)		42	1,313
Interest paid		(513,938)	(538,055)
Interest received		38,701	42,330
Income taxes paid		(55,602)	(84,967)

Net cash provided by operating activities		4,044,140	2,339,766

Cash flows from investing activities
Proceeds from disposals of associates and joint ventures		93	—
Acquisition of associates and joint ventures		(36,008)	(45,670)
Proceeds from disposals of property, plant and equipment		96,279	89,476
Acquisition of property, plant and equipment		(3,020,721)	(2,271,156)
Proceeds from disposals of intangible assets		2,662	457
Acquisition of intangible assets		(13,783)	(69,743)
Proceeds from disposals of investment properties		41,059	—
Proceeds from disposals of financial assets		1,447,028	399,260
Acquisition of financial assets		(3,201,943)	(1,565,586)
Increase in loans		(132,858)	(54,284)
Collection of loans		117,028	70,933
Increase in deposits		(139,862)	(67,671)
Decrease in deposits		131,505	71,328
Proceeds from disposals of assets held-for-sale		4,841	—
Receipt of government grants		150	4,427
Net cash inflow from changes in consolidation scope		—	16,737
Other cash outflow from investing activities, net		(26,726)	(4,364)

Net cash used in investing activities		(4,731,256)	(3,425,856)

Cash flows from financing activities
Proceeds from (repayment of) short-term borrowings, net		(972,383)	1,869,635
Proceeds from long-term borrowings and debt securities		3,296,239	3,480,192
Repayment of long-term borrowings and debt securities		(1,804,494)	(3,440,060)
Payment of lease liabilities		(199,867)	(111,403)
Settlement of derivative instruments, net		22,517	24,435
Change in non-controlling interest		9,868	10
Dividends paid (hybrid bond)		(3,346)	(3,346)
Dividends paid		(20,724)	(16,082)
Other cash outflow from financing activities, net		(5)	—

Net cash provided by financing activities		327,805	1,803,381

Net increase (decrease) in cash and cash equivalents before effect of exchange rate fluctuations		(359,311)	717,291
Effect of exchange rate fluctuations on cash held		7,673	2,587

Net increase (decrease) in cash and cash equivalents		(351,638)	719,878
Cash and cash equivalents at January 1		1,810,129	1,358,345

Cash and cash equivalents at March 31	~~W~~	1,458,491	2,078,223

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020

(Unaudited)

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”), the controlling company as defined in Korean International Financial Reporting Standards (“KIFRS”) 1110 ‘Consolidated Financial Statements’, was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO also provides power plant construction services. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and KEPCO listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994. KEPCO’s head office is located in Naju, Jeollanam-do.

As of March 31, 2020, KEPCO’s share capital amounts to ~~W~~3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Others (*)	313,887,019	48.90%

	641,964,077	100.00%

(*)	The number of shares held by foreign shareholders are 154,843,683 shares (24.12%) as of December 31, 2019.

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

(1)	Statement of compliance

These consolidated interim financial statements have been prepared in accordance with KIFRS 1034 ‘Interim Financial Reporting’ as part of the period covered by KEPCO and subsidiaries’ (the “Group”) KIFRS annual financial statements.

(2)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	financial assets at fair value through profit or loss

•	financial assets at fair value through other comprehensive income or loss

•	derivative financial instruments are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

These consolidated financial statements are presented in Korean won (“Won”), which is KEPCO’s functional currency and the currency of the primary economic environment in which the Group operates.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:

(i)	Useful lives of property, plant and equipment, and estimations on provision for decommissioning costs

The Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Group records the fair value of estimated decommissioning costs as a liability in the period in which the Group incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Group is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes. The measurement of such liability is subject to change based on change in estimated cash flow, inflation rate, discount rate, and expected timing of decommissioning.

(ii)	Deferred tax

The Group recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Group does not realize estimated future taxable income during the carryforward periods.

(iii)	Valuations of financial instruments at fair values

The Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established control framework with respect to the measurement of fair values. The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(iv)	Defined employee benefit liabilities

The Group offers its employees defined benefit plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated. Defined benefit plans contain significant uncertainties in estimations due to its long-term nature (refer to Note 25).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(v)	Unbilled revenue

Energy delivered but not metered nor billed is estimated at the reporting date based on consumption statistics and selling price estimates. Determination of the unbilled revenues at the end of the reporting period is sensitive to the estimated consumptions and prices based on statistics. Unbilled revenue recognized as of March 31, 2020 and 2019 are ~~W~~1,240,270 million and ~~W~~1,348,717 million, respectively.

(vi)	Construction contracts

For each performance obligation satisfied over time, the Group recognizes revenue over time by measuring the progress towards complete satisfaction of that performance obligation. The Group applies a single method of measuring progress for each performance obligation satisfied over time and applies that method consistently to similar performance obligations and in similar circumstances. Revenue and costs are recognized based on the progress towards complete satisfaction of a performance obligation utilizing the cost-based input method at the end of the reporting period. In applying the cost-based input method, it is necessary to use estimates and assumptions related to the Group’s efforts or inputs expected to be incurred in the future, costs incurred which are not related to the performance obligation, changes in the Group’s efforts or inputs due to change of the performance obligation, etc. Total revenue is measured based on an agreed contract price; however, it may fluctuate due to the variation of performance obligations. The measurement of revenue is affected by various uncertainties resulting from unexpected future events.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies

Changes in accounting standards effective from January 1, 2020 are as follows. The Group believes that these amendments have no significant impact on the Group’s consolidated interim financial statements. The Group has not applied the new and revised standards in issue but not yet effective for the periods starting from January 1, 2020, even though the early adoption of these standards is possible.

Amendments to KIFRS 1103 Business Combination—Definition of a Business

The amendment to KIFRS 1103 clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. Furthermore, it clarified that a business can exist without including all of the inputs and processes needed to create outputs.

Amendments to KIFRS 1107 Financial Instruments : disclosures, KIFRS 1109 Financial Instruments, and KIFRS 1039 Financial Instruments : Recognition and Measurements – Interest Rate Benchmark Reform

The amendments to KIFRS 1109 and KIFRS 1039 Financial Instruments: Recognition and Measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and or amount of benchmark-based cash flows of the hedged item or the hedging instrument.

Amendments to KIFRS 1001 Presentation of Financial Statements and KIFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors - Definition of Material

The amendments provide a new definition of material that states “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”

The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users.

The Conceptual Framework for Financial Reporting

The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards.

The revised Conceptual Framework includes some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts.

3.	Significant Accounting Policies

The accounting policies applied by the Group in these consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2019.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements

The Group’s operating segments are its business components that generate discrete financial information that is reported to and regularly reviewed by the Group’s the chief operating decision maker, the Chief Executive Officer, for the purpose of resource allocation and assessment of segment performance. The Group’s reportable segments are ‘Transmission and distribution’, ‘Electric power generation (Nuclear)’, ‘Electric power generation (Non-nuclear)’, ‘Plant maintenance & engineering service’ and ‘Others’; others mainly represent the business unit that manages the Group’s foreign operations.

Segment operating profit (loss) is determined the same way that consolidated operating profit is determined under KIFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arms-length basis at market prices that would be applicable to an independent third-party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidation adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using equity method in the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the three-month periods ended March 31, 2020 and 2019, respectively, are as follows:

In millions of won
March 31, 2020
Segment	Total segment revenue		Intersegment revenue	Revenue from external customers	Operating profit (loss)	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related associates, joint ventures and subsidiaries
Transmission and distribution	~~W~~	14,905,633	314,343	14,591,290	(547,321)	937,777	16,281	200,388	129,884
Electric power generation (Nuclear)		2,485,055	2,456,228	28,827	327,428	880,620	5,945	124,356	(988)
Electric power generation (Non-nuclear)		5,921,662	5,673,033	248,629	586,900	989,554	5,567	160,610	75,382
Plant maintenance & engineering service		545,627	412,720	132,907	31,928	29,536	3,555	489	1,543
Others		358,690	267,216	91,474	35,937	27,393	43,197	36,495	—
Consolidation adjustments		(9,123,540)	(9,123,540)	—	(4,318)	(25,806)	(8,039)	(5,955)	—

	~~W~~	15,093,127	—	15,093,127	430,554	2,839,074	66,506	516,383	205,821

In millions of won
March 31, 2019

Segment	Total segment revenue		Intersegment revenue	Revenue from external customers	Operating profit (loss)	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related associates, joint ventures and subsidiaries
Transmission and distribution	~~W~~	15,117,687	382,070	14,735,617	(2,411,381)	883,574	19,092	186,008	145,069
Electric power generation (Nuclear)		2,556,962	2,534,233	22,729	655,762	774,015	8,902	127,747	1,531
Electric power generation (Non-nuclear)		7,357,654	7,058,553	299,101	1,102,920	964,468	5,340	166,277	36,625
Plant maintenance & engineering service		499,482	426,386	73,096	36,496	30,796	3,765	1,435	(1,838)
Others		220,356	102,495	117,861	31,335	21,142	31,369	29,482	—
Consolidation adjustments		(10,503,737)	(10,503,737)	—	(45,012)	(17,921)	(7,164)	(7,572)	—

	~~W~~	15,248,404	—	15,248,404	(629,880)	2,656,074	61,304	503,377	181,387

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

4.	Segment, Geographic and Other Information, Continued

(3)	Information related to segment assets and segment liabilities as of and for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won
Match 31, 2020
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	110,161,326	3,818,750	1,417,315	59,008,538
Electric power generation (Nuclear)		60,047,554	57,499	689,048	34,281,584
Electric power generation (Non-nuclear)		54,483,751	2,174,654	666,328	32,751,482
Plant maintenance & engineering service		3,439,013	50,866	21,613	1,121,527
Others		8,488,580	—	229,622	3,934,541
Consolidation adjustments		(37,526,051)	—	10,578	(825,617)

	~~W~~	199,094,173	6,101,769	3,034,504	130,272,055

In millions of won
December 31, 2019
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	109,809,254	3,716,931	6,340,593	58,350,681
Electric power generation (Nuclear)		59,562,190	59,081	2,574,358	33,909,152
Electric power generation (Non-nuclear)		54,758,933	2,088,581	4,955,784	33,117,193
Plant maintenance & engineering service		3,528,879	50,238	95,810	1,124,855
Others		7,833,516	—	344,795	3,531,496
Consolidation adjustments		(37,894,980)	—	(81,555)	(1,325,234)

	~~W~~	197,597,792	5,914,831	14,229,785	128,708,143

(4)	Geographic information

Electricity sales, the main operations of the Group, are conducted in the Republic of Korea where the controlling company is located. The following information on revenue from external customers and non-current assets is determined by the location of the customers and the assets:

In millions of won	Revenue from external customers			Non-current assets (*2)
Geographical unit	March 31, 2020		March 31, 2019	March 31, 2020	December 31, 2019
Domestic	~~W~~	14,783,111	14,889,435	169,924,332	169,366,365
Overseas (*1)		310,016	358,969	2,868,737	2,743,755

	~~W~~	15,093,127	15,248,404	172,793,069	172,110,120

(*1)

Middle East and other Asian countries make up the majority of overseas revenue and non-current assets. Since the overseas revenue or non-current assets attributable to particular countries are not material, they are not disclosed individually.

(*2)	Amounts exclude financial assets, defined benefit assets and deferred tax assets.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

4.	Segment, Geographic and Other Information, Continued

(5)	Information on significant customers

There is no individual customer comprising more than 10% of the Group’s revenue for the three-month periods ended March 31, 2020 and 2019.

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	1,458,491	—	1,458,491
Current financial assets
Current financial assets at fair value through profit or loss		1,313,009	—	—	—	1,313,009
Current financial assets at amortized costs		—	—	12,316	—	12,316
Current derivative assets		6,501	—	—	145,256	151,757
Other financial assets		—	—	1,987,870	—	1,987,870
Trade and other receivables		—	—	6,673,798	—	6,673,798

		1,319,510	—	10,132,475	145,256	11,597,241

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		662,540	—	—	—	662,540
Non-current financial assets at fair value through other comprehensive income		—	304,425	—	—	304,425
Non-current financial assets at amortized costs		—	—	1,317	—	1,317
Non-current derivative assets		444,096	—	—	260,440	704,536
Other financial assets		—	—	1,312,137	—	1,312,137
Trade and other receivables		—	—	2,060,052	—	2,060,052

		1,106,636	304,425	3,373,506	260,440	5,045,007

	~~W~~	2,426,146	304,425	13,505,981	405,696	16,642,248

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

5.	Classification of Financial Instruments, Continued

(1)	Classification of financial assets as of March 31, 2020 and December 31, 2019 are as follows, continued:

In millions of won	December 31, 2019
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	1,810,129	—	1,810,129
Current financial assets
Current financial assets at fair value through profit or loss		131,385	—	—	—	131,385
Current financial assets at amortized costs		—	—	12,302	—	12,302
Current derivative assets		21	—	—	27,597	27,618
Other financial assets		—	—	1,415,204	—	1,415,204
Trade and other receivables		—	—	7,701,452	—	7,701,452

		131,406	—	10,939,087	27,597	11,098,090

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		615,876	—	—	—	615,876
Non-current financial assets at fair value through other comprehensive income		—	379,170	—	—	379,170
Non-current financial assets at amortized costs		—	—	1,307	—	1,307
Non-current derivative assets		165,183	—	—	118,232	283,415
Other financial assets		—	—	1,283,730	—	1,283,730
Trade and other receivables		—	—	2,002,297	—	2,002,297

		781,059	379,170	3,287,334	118,232	4,565,795

	~~W~~	912,465	379,170	14,226,421	145,829	15,663,885

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

5.	Classification of Financial Instruments, Continued

(2)	Classification of financial liabilities as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~—		286,926	—	286,926
Debt securities		—	7,555,473	—	7,555,473
Derivative liabilities		9,204	—	83,227	92,431
Trade and other payables		—	5,652,069	—	5,652,069

		9,204	13,494,468	83,227	13,586,899

Non-current liabilities
Borrowings		—	3,605,389	—	3,605,389
Debt securities		—	57,540,519	—	57,540,519
Derivative liabilities		75,819	—	57,081	132,900
Trade and other payables		—	7,139,179	—	7,139,179

		75,819	68,285,087	57,081	68,417,987

	~~W~~	85,023	81,779,555	140,308	82,004,886

In millions of won	December 31, 2019
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	1,315,134	—	1,315,134
Debt securities		—	7,542,705	—	7,542,705
Derivative liabilities		13,286	—	59,778	73,064
Trade and other payables		—	6,649,402	—	6,649,402

		13,286	15,507,241	59,778	15,580,305

Non-current liabilities
Borrowings		—	3,389,743	—	3,389,743
Debt securities		—	55,628,959	—	55,628,959
Derivative liabilities		39,861	—	57,035	96,896
Trade and other payables		—	6,965,760	—	6,965,760

		39,861	65,984,462	57,035	66,081,358

	~~W~~	53,147	81,491,703	116,813	81,661,663

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

5.	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income (loss) from financial instruments for the three-month periods ended March 31, 2020 and 2019 are as follows:

In millions of won		March 31, 2020		March 31, 2019
Cash and cash equivalents	Interest income	~~W~~	28,455	17,895
Financial assets at fair value through profit or loss	Interest income		2,722	686
	Gain on valuation of financial assets		6,000	4,265
	Gain (loss) on disposal of financial assets		(47)	792
Financial assets at fair value through other comprehensive income	Dividends income		42	1,313
Financial assets at amortized cost	Interest income		90	18
Loans	Interest income		2,157	12,674
Trade and other receivables	Interest income		12,493	19,028
Short-term financial instruments	Interest income		8,502	10,851
Long-term financial instruments	Interest income		2,862	1
Other financial assets	Interest income		9,225	151
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		357,508	346,950
	Interest expense of trade and other payables		50,793	28,377
	Interest expense of others		108,082	128,050
	Other finance income		149	—
	Loss on foreign currency transactions and translations		(694,693)	(198,850)
Derivatives (trading)	Gain on valuation of derivatives (profit or loss)		248,820	81,910
	Gain on transaction of derivatives		20,336	13,001
Derivatives (applying hedge accounting)	Gain on valuation of derivatives (profit or loss)		228,175	73,667
	Gain on valuation of derivatives (equity, before tax)		32,343	14,634
	Gain on transaction of derivatives		7,580	12,481

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

6.	Restricted Deposits

Restricted deposits as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won		March 31, 2020	December 31, 2019
Cash and cash equivalents	Deposits for government project	~~W~~8,215	9,287
	Collateral provided for borrowings	81,269	63,198
	Collateral provided for lawsuit	2	3
	Deposits for transmission regional support program	7,868	3,002
Short-term financial instruments	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises	93,000	93,000
Non-current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants	557,693	541,969
Long-term financial instruments	Escrow	98	74
	Guarantee deposits for banking accounts at oversea branches	344	326
	Collateral provided for borrowings	11,745	11,745
	Decommissioning costs of nuclear power plants	268,073	250,464
	Funds for developing small and medium enterprises (*)	200,000	200,000

		~~W~~1,228,307	1,173,068

(*)	Deposits for small and medium enterprise at IBK and others for construction of Bitgaram Energy Valley and support for high potential businesses as of March 31, 2020 and December 31, 2019.

7.	Cash and Cash Equivalents

Cash and cash equivalents as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020		December 31, 2019
Cash	~~W~~	1,059	266
Other demand deposits		1,024,726	1,117,499
Short-term deposits classified as cash equivalents		373,040	527,235
Short-term investments classified as cash equivalents		59,666	165,129

	~~W~~	1,458,491	1,810,129

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

8.	Trade and Other Receivables

(1)	Trade and other receivables as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	6,210,754	(224,522)	—	5,986,232
Other receivables		717,278	(27,761)	(1,951)	687,566

		6,928,032	(252,283)	(1,951)	6,673,798

Non-current assets
Trade receivables		329,374	(221)	(330)	328,823
Other receivables		1,826,199	(90,178)	(4,792)	1,731,229

		2,155,573	(90,399)	(5,122)	2,060,052

	~~W~~	9,083,605	(342,682)	(7,073)	8,733,850

In millions of won	December 31, 2019
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	7,147,683	(208,505)	—	6,939,178
Other receivables		792,147	(27,579)	(2,294)	762,274

		7,939,830	(236,084)	(2,294)	7,701,452

Non-current assets
Trade receivables		338,261	(4,254)	(382)	333,625
Other receivables		1,759,930	(86,576)	(4,682)	1,668,672

		2,098,191	(90,830)	(5,064)	2,002,297

	~~W~~	10,038,021	(326,914)	(7,358)	9,703,749

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	271,672	(27,433)	—	244,239
Accrued income		96,641	—	—	96,641
Deposits		269,334	—	(1,951)	267,383
Finance lease receivables		65,172	(328)	—	64,844
Others		14,459	—	—	14,459

		717,278	(27,761)	(1,951)	687,566

Non-current assets
Non-trade receivables		188,665	(80,397)	—	108,268
Accrued income		3,371	—	—	3,371
Deposits		357,958	—	(4,792)	353,166
Finance lease receivables		1,165,814	(365)	—	1,165,449
Others		110,391	(9,416)	—	100,975

		1,826,199	(90,178)	(4,792)	1,731,229

	~~W~~	2,543,477	(117,939)	(6,743)	2,418,795

In millions of won	December 31, 2019
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	376,438	(27,201)	—	349,237
Accrued income		68,921	—	—	68,921
Deposits		273,887	—	(2,294)	271,593
Finance lease receivables		60,304	(378)	—	59,926
Others		12,597	—	—	12,597

		792,147	(27,579)	(2,294)	762,274

Non-current assets
Non-trade receivables		196,821	(78,654)	—	118,167
Accrued income		2,222	—	—	2,222
Deposits		338,989	—	(4,682)	334,307
Finance lease receivables		1,118,537	(484)	—	1,118,053
Others		103,361	(7,438)	—	95,923

		1,759,930	(86,576)	(4,682)	1,668,672

	~~W~~	2,552,077	(114,155)	(6,976)	2,430,946

(3)

Trade and other receivables are classified as financial assets at amortized cost and are measured using the effective interest rate method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. But once trade receivables are overdue, the Group imposes a monthly interest rate of 1.5% on the overdue trade receivables. The Group holds deposits of three months’ expected electricity usage for customers requesting temporary usage and customers with delinquent payments.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

8.	Trade and Other Receivables, Continued

(4)	Aging analysis of trade receivables as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020		December 31, 2019
Trade receivables: (not overdue)	~~W~~	6,227,864	7,338,757

Trade receivables: (impairment reviewed)		312,264	147,187

Less than 60 days		4,132	6,555
60 ~ 90 days		41,277	1,899
90 ~ 120 days		12,376	2,106
120 days ~ 1 year		59,829	37,357
Over 1 year		194,650	99,270

		6,540,128	7,485,944
Less: allowance for doubtful accounts		(224,743)	(212,759)
Less: present value discount		(330)	(382)

	~~W~~	6,315,055	7,272,803

At the end of each reporting period, the Group assesses whether the credit to trade receivables is impaired. The Group recognizes loss allowances for trade receivables individually when there is any objective evidence that trade receivables are impaired and significant, and classifies the trade receivables that are not individually assessed as the trade receivables subject to be assessed on a collective basis. Also, the Group recognizes loss allowances based on an ‘expected credit loss’ (ECL) model.

(5)	Changes in the allowance for doubtful accounts for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	March 31, 2020			December 31, 2019
	Trade receivables		Other receivables	Trade receivables	Other receivables
Beginning balance	~~W~~	212,759	114,155	215,868	104,726
Bad debts expense		21,310	34	29,221	19,206
Write-off, etc.		(2,694)	665	(10,106)	(1,146)
Reversal		(2,833)	(24)	(41,940)	—
Others		(3,799)	3,109	19,716	(8,631)

Ending balance	~~W~~	224,743	117,939	212,759	114,155

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

9.	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020			December 31, 2019
	Current		Non-current	Current	Non-current
Financial assets at fair value through profit or loss
Beneficiary Certificate	~~W~~	—	200,594	894	160,952
Cooperative		—	32,888	—	5,155
Others (*)		1,313,009	226,775	130,491	244,857

		1,313,009	460,257	131,385	410,964

Financial assets designated as at fair value through profit or loss
Debt with embedded derivatives		—	154,978	—	150,916
Others		—	47,305	—	53,996

		—	202,283	—	204,912

	~~W~~	1,313,009	662,540	131,385	615,876

(*) ‘Others’ include MMT, etc.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

10.	Financial assets at fair value through other comprehensive income

(1)	Changes in financial assets at fair value through other comprehensive income for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	March 31, 2020
	Beginning balance		Acquisitions	Disposals	Valuation	Others	Ending balance
Listed	~~W~~	201,201	—	—	(73,636)	(538)	127,027
Unlisted		177,969	—	—	(141)	(430)	177,398

		379,170	—	—	(73,777)	(968)	304,425

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		379,170	—	—	(73,777)	(968)	304,425

In millions of won	December 31, 2019
	Beginning balance		Acquisitions	Disposals	Valuation	Others	Ending balance
Listed	~~W~~	210,055	—	—	(11,734)	2,880	201,201
Unlisted		189,439	1,876	(19,315)	3,715	2,254	177,969

		399,494	1,876	(19,315)	(8,019)	5,134	379,170

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		399,494	1,876	(19,315)	(8,019)	5,134	379,170

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

10.	Financial assets at fair value through other comprehensive income, Continued

(2)	Financial assets at fair value through other comprehensive income as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	70,186	70,186
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	55	55
SM Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	—	—
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	57	57
PAN Ocean Co., Ltd.	1,492	0.00%		14	4	4
Dongbu Corp.	955	0.00%		12	7	7
KSP Co., Ltd.	22,539	0.06%		24	26	26
STX Heavy Industries Co., Ltd.	8,639	0.05%		213	14	14
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk	480,000,000	1.50%		65,028	35,545	35,545
Energy Fuels Inc.	1,711,814	1.91%		16,819	2,435	2,435
Bunji Corporation Limited	99,763	0.07%		18,445	—	—
Denison Mines Corp.	58,284,000	10.42%		84,134	18,591	18,591
Fission 3.0	75,000	0.14%		—	3	3
Fission Uranium Corp.	700,000	0.16%		785	103	103

				359,339	127,027	127,027

Unlisted (*1)
Intellectual Discovery Co., Ltd.	1,000,000	6.00%		5,000	954	954
Smart Power Co., Ltd.	133,333	4.14%		200	200	200
PT. Kedap Sayaaq	671	10.00%		18,540	—	—
Set Holding (*2)	1,100,220	2.50%		229,255	166,865	166,865
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,742	2,742
Seobu Highway Solar Co., Ltd.	19,460	2.86%		195	195	195
Dongbu Highway Solar Co., Ltd.	19,020	4.99%		190	190	190
Others (*3)				9,956	6,252	6,252

				265,948	177,398	177,398

			~~W~~	625,287	304,425	304,425

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the three-month periods ended March 31, 2020.

(*3)	Equity securities acquired through debt-for-equity swaps of electricity rate bonds, etc. It consists of 245 companies including Borneo Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

10.	Financial assets at fair value through other comprehensive income, Continued

(2)	Financial assets at fair value through other comprehensive income as of March 31, 2020 and December 31, 2019 are as follows, continued:

In millions of won	December 31, 2019
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	107,090	107,090
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	80	80
SM Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	1	1
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	52	52
PAN Ocean Co., Ltd.	1,492	0.00%		14	7	7
Dongbu Corp.	955	0.00%		12	8	8
KSP Co., Ltd.	22,539	0.06%		24	40	40
STX Heavy Industries Co., Ltd.	8,639	0.03%		213	26	26
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk	480,000,000	1.50%		65,028	62,026	62,026
Energy Fuels Inc.	1,711,814	1.91%		16,819	3,764	3,764
Bunji Corporation Limited	99,763	0.07%		18,445	—	—
Denison Mines Corp.	58,284,000	10.42%		84,134	27,903	27,903
Fission 3.0	75,000	0.14%		—	5	5
Fission Uranium Corp.	800,000	0.16%		785	199	199

				359,339	201,202	201,202

Unlisted (*1)
Intellectual Discovery Co., Ltd.	1,000,000	6.00%		5,000	954	954
Seobu Highway Solar Co., Ltd.	19,460	10.00%		192	192	192
Dongbu Highway Solar Co., Ltd.	19,020	4.99%		192	192	192
Muan Sunshine Solar Power Plant Co., Ltd.	298,300	19.00%		1,491	1,491	1,491
Smart Power Co., Ltd.	133,333	4.14%		200	200	200
PT. Kedap Sayaaq	671	10.00%		18,540	—	—
Set Holding (*2)	1,100,220	2.50%		229,255	166,863	166,863
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,596	2,596
Others (*3)	—			9,235	5,480	5,480

				266,717	177,968	177,968

			~~W~~	626,056	379,170	379,170

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the year ended December 31, 2019.

(*3)	Equity securities acquired through debt-for-equity swaps of electricity rate bonds, etc. It consists of 224 companies including Borneo Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

11.	Financial assets at amortized cost

Financial assets at amortized cost as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020
	Financial assets at amortized cost		Government grants	Allowance for doubtful accounts	Others	Book value
Government bonds	~~W~~	1,633	—	—	—	1,633
Others		12,000	—	—	—	12,000

	~~W~~	13,633	—	—	—	13,633

Current	~~W~~	12,316	—	—	—	12,316
Non-current		1,317	—	—	—	1,317

In millions of won	December 31, 2019
	Financial assets at amortized cost		Government grants	Allowance for doubtful accounts	Others	Book value
Government bonds	~~W~~	1,609	—	—	—	1,609
Others		12,000	—	—	—	12,000

	~~W~~	13,609	—	—	—	13,609

Current	~~W~~	12,302	—	—	—	12,302
Non-current		1,307	—	—	—	1,307

12.	Derivatives

(1)	Derivatives as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020			December 31, 2019
	Current		Non-current	Current	Non-current
Derivative assets
Currency forward	~~W~~	6,502	77,555	21	43,931
Currency swap		145,255	614,201	27,597	229,258
Interest rate swap		—	10,146	—	7,592
Others (*1)		—	2,634	—	2,634

	~~W~~	151,757	704,536	27,618	283,415

Derivative liabilities
Currency forward	~~W~~	2,999	—	7,081	—
Currency swap		82,230	50,326	59,327	45,184
Interest rate swap		997	81,565	451	50,756
Others (*2, 3)		6,205	1,009	6,205	956

	~~W~~	92,431	132,900	73,064	96,896

(*1)	As described in Note 16, the Group has a right to purchase the shares of KOSPO Youngnam Power Co., Ltd., a subsidiary of the Group, and the amount is the fair value of the stock option.
(*2)

As described in Note 46, the Group has an obligation to settle the convertible preferred stock to financial investors pursuant to the settlement contract with Samcheok Eco Materials Co., Ltd. and the fair value of the obligation is recorded in ‘Others’.

(*3)	The Group has granted stock option to Chester Solar IV SpA, a joint venture of the Group, and other 4 investors, and recognized its evaluated amount as other derivative liabilities.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of March 31, 2020 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract date	Maturity date	Contract amounts			Contract exchange rate (in won)
			Pay		Receive
Hana Bank	2014.04.10	2021.07.12	~~W~~	55,120	USD 52,000	~~W~~	1,060.00
Hana Bank	2014.04.28	2021.07.12		50,784	USD 48,000		1,058.00
Bank of America	2014.04.29	2021.07.12		105,400	USD 100,000		1,054.00
Hana Bank	2014.05.09	2021.07.12		104,600	USD 100,000		1,046.00
Hana Bank	2017.12.22	2021.07.12		105,079	USD 100,000		1,050.79
Korea Development Bank	2017.12.27	2021.07.12		104,849	USD 100,000		1,048.49
Woori Bank	2020.03.10	2020.04.08		5,966	USD 5,000		1,193.14
Hana Bank	2020.03.18	2020.04.09		6,166	USD 5,000		1,233.20
Kookmin Bank	2020.03.19	2020.04.10		6,296	USD 5,000		1,259.10
Hana Bank	2020.03.19	2020.04.10		6,367	USD 5,000		1,273.30
Hana Bank	2020.03.19	2020.04.10		3,823	USD 3,000		1,274.30
Hana Bank	2020.03.20	2020.04.13		6,353	USD 5,000		1,270.55
Hana Bank	2020.03.20	2020.04.13		6,323	USD 5,000		1,264.55
CCB	2020.03.20	2020.04.16		6,270	USD 5,000		1,254.00
Morgan Stanley	2020.03.20	2020.04.17		6,237	USD 5,000		1,247.30
Woori Bank	2020.03.20	2020.04.22		6,206	USD 5,000		1,241.20
Kookmin Bank	2020.03.23	2020.04.20		3,792	USD 3,000		1,264.00
Hana Bank	2020.03.27	2020.04.24		6,126	USD 5,000		1,225.15
Korea Development Bank	2020.03.31	2020.04.27		6,096	USD 5,000		1,219.20
MUFG	2020.03.11	2020.04.02		2,385	USD 2,000		1,192.55
Korea Development Bank	2020.03.20	2020.04.06		2,519	USD 2,000		1,259.60
Korea Development Bank	2020.03.24	2020.04.06		1,254	USD 1,000		1,254.00
Korea Development Bank	2020.03.24	2020.04.02		1,254	USD 1,000		1,254.35
Korea Development Bank	2020.03.25	2020.04.13		9,841	USD 8,000		1,230.10
Korea Development Bank	2020.03.26	2020.04.13		4,909	USD 4,000		1,227.25
Hana Bank	2020.03.26	2020.04.13		4,908	USD 4,000		1,227.00
Hana Bank	2020.03.27	2020.04.13		8,484	USD 7,000		1,211.95
HSBC	2020.03.05	2020.04.09		5,315	USD 4,500		1,181.00
Credit Agricole	2020.03.10	2020.04.13		8,357	USD 7,000		1,193.90
Mizuho Bank	2020.03.25	2020.04.20		7,352	USD 6,000		1,225.30
HSBC	2020.03.27	2020.04.07		6,034	USD 5,000		1,206.70
Nonghyup Bank	2020.03.27	2020.04.10		12,087	USD 10,000		1,208.70
Mizuho Bank	2020.03.27	2020.04.17		6,032	USD 5,000		1,206.30
Nonghyup Bank	2020.03.31	2020.04.24		6,083	USD 5,000		1,216.60
Mizuho Bank	2020.03.31	2020.04.24		6,080	USD 5,000		1,215.90
HSBC	2020.03.31	2020.04.24		6,076	USD 5,000		1,215.15
HSBC	2019.12.13	2020.09.10		46,580	USD 40,000		1,164.50
Nova Scotia	2019.12.13	2020.09.10		34,959	USD 30,000		1,165.30
Nova Scotia	2019.12.16	2020.12.03		11,657	USD 10,000		1,165.70
Nonghyup Bank	2019.12.16	2020.12.03		23,324	USD 20,000		1,166.20
Hana Bank	2020.03.17	2020.04.06		9,916	USD 8,000		1,239.45
Hana Bank	2020.03.19	2020.04.13		7,697	USD 6,000		1,282.75
Mizuho Bank	2020.03.24	2020.04.13		11,289	USD 9,000		1,254.35
Suhyup Bank	2020.03.25	2020.04.23		9,808	USD 8,000		1,226.00

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of March 31, 2020 are as follows, continued:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract date	Maturity date	Contract amounts			Contract exchange rate (in won)
			Pay		Receive
Hana Bank	2020.03.26	2020.04.23	~~W~~	8,569	USD 7,000	~~W~~	1,224.20
Mizuho Bank	2020.03.26	2020.04.23		6,125	USD 5,000		1,225.00
Nova Scotia	2020.03.27	2020.04.13		6,108	USD 5,000		1,221.50
BNP Paribas	2020.03.27	2020.04.06		7,288	USD 6,000		1,214.70
Hana Bank	2020.03.27	2020.04.06		7,289	USD 6,000		1,214.80
Standard Chartered	2020.03.03	2020.04.06		2,642	USD 2,220		1,190.25
Shinhan Bank	2020.03.06	2020.04.06		7,147	USD 6,000		1,191.22
Nova Scotia	2020.03.06	2020.04.10		3,569	USD 3,000		1,189.80
Nova Scotia	2020.03.06	2020.04.10		3,564	USD 3,000		1,187.90
Woori Bank	2020.03.19	2020.04.16		490	USD 380		1,288.30
Woori Bank	2020.03.19	2020.04.10		3,452	USD 2,700		1,278.60
Woori Bank	2020.03.25	2020.04.20		5,097	USD 4,150		1,228.20
Nova Scotia	2020.03.26	2020.04.20		5,522	USD 4,500		1,227.20
Hana Bank	2019.07.31	2020.07.14		4,993	USD 4,257		1,173.00

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of March 31, 2020 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty		Contract amounts			Contract interest rate		Contract exchange rate (in won, USD)
	Contract year	Pay		Receive	Pay	Receive
Standard Chartered	2014~2029	~~W~~	102,470	USD 100,000	3.14%	3.57%	~~W~~	1,024.70
Societe Generale	2014~2024		105,017	USD 100,000	4.92%	5.13%		1,050.17
Hana Bank	2015~2024		107,970	USD 100,000	4.75%	5.13%		1,079.70
Credit Agricole	2015~2024		94,219	USD 86,920	4.85%	5.13%		1,083.97
Woori Bank	2019~2027		21,708	USD 19,417	5.04%	6.75%		1,118.00
Woori Bank	2019~2024		296,000	USD 250,000	1.21%	2.50%		1,184.00
Korea Development Bank	2019~2024		177,600	USD 150,000	1.24%	2.50%		1,184.00
Hana Bank	2019~2024		118,400	USD 100,000	1.24%	2.50%		1,184.00
Citibank	2012~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
JP Morgan	2012~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
Bank of America	2012~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
Shinhan Bank	2016~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
HSBC	2012~2022		111,770	USD 100,000	2.89%	3.00%		1,117.70
Hana Bank	2012~2022		111,770	USD 100,000	2.87%	3.00%		1,117.70
Standard Chartered	2012~2022		111,770	USD 100,000	2.89%	3.00%		1,117.70
Deutsche Bank	2012~2022		55,885	USD 50,000	2.79%	3.00%		1,117.70
Nomura	2015~2025		111,190	USD 100,000	2.60%	3.25%		1,111.90
Korea Development Bank	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
Woori Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Hana Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Woori Bank	2017~2027		111,610	USD 100,000	2.25%	3.13%		1,116.10
Korea Development Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Hana Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Korea Development Bank	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
Shinhan Bank	2018~2028		115,387	HKD 850,000	2.66%	3.35%		135.75
Korea Development Bank	2018~2023		170,280	USD 150,000	2.15%	3.75%		1,135.20
Woori Bank	2018~2023		170,280	USD 150,000	2.18%	3.75%		1,135.20
Hana Bank	2018~2023		113,520	USD 100,000	2.17%	3.75%		1,135.20
Shinhan Bank	2018~2023		227,040	USD 200,000	2.17%	3.75%		1,135.20
Citibank	2019~2024		239,956	CHF 200,000	1.44%	0.00%		1,199.78
Korea Development Bank	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
HSBC	2019~2024		USD 205,500	AUD 300,000	3M Libor + 0.78%	3M BBSW + 0.97%		USD 0.69

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

12.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedging instruments as of December 31, 2019 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
		Contract amounts			Contract interest rate		Contract exchange rate (in won, USD)
Counterparty	Contract year	Pay		Receive	Pay	Receive
HSBC	2014~2020	~~W~~	99,901	AUD 100,000	3.52%	5.75%	~~W~~	999.01
HSBC	2014~2020		100,482	AUD 100,000	3.48%	5.75%		1,004.82
Standard Chartered	2013~2020		USD 117,250	AUD 125,000	3M Libor + 1.25%	5.75%		USD 0.94
Standard Chartered	2014~2020		126,032	USD 117,250	3.55%	3M Libor + 1.25%		1,074.90
Korea Development Bank	2017~2020		114,580	USD 100,000	1.75%	2.38%		1,145.80
Hana Bank	2017~2020		114,580	USD 100,000	1.75%	2.38%		1,145.80
Export-import bank of Korea	2017~2020		114,580	USD 100,000	1.75%	2.38%		1,145.80
Kookmin Bank	2020~2025		118,780	USD 100,000	1.29%	2.13%		1,187.80
Shinhan Bank	2020~2025		118,780	USD 100,000	1.29%	2.13%		1,187.80
Hana Bank	2020~2025		118,780	USD 100,000	1.29%	2.13%		1,187.80
Korea Development Bank	2016~2021		121,000	USD 100,000	2.15%	2.50%		1,210.00
Morgan Stanley	2016~2021		121,000	USD 100,000	3M Libor + 2.10%	2.50%		1,210.00
BNP Paribas	2016~2021		121,000	USD 100,000	3M Libor + 2.10%	2.50%		1,210.00
Nomura	2017~2037		52,457	EUR 40,000	2.60%	1.70%		1,311.42
Nomura	2017~2037		59,423	SEK 450,000	2.62%	2.36%		132.05
Korea Development Bank	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
Kookmin Bank	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
Woori Bank	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
Korea Development Bank	2018~2023		320,880	USD 300,000	2.03%	3.75%		1,069.60
BNP Paribas	2019~2024		111,841	CHF 100,000	1.78%	0.13%		1,118.41
Kookmin Bank	2019~2024		111,841	CHF 100,000	1.78%	0.13%		1,118.41
Korea Development Bank	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
Hana Bank	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
Kookmin Bank	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
Hana Bank	2018~2021		212,960	USD 200,000	2.10%	3.00%		1,064.80
Korea Development Bank	2018~2021		212,960	USD 200,000	2.10%	3.00%		1,064.80
Credit Agricole	2014~2020		110,680	USD 100,000	2.29%	2.50%		1,106.80
Societe Generale	2014~2020		55,340	USD 50,000	2.16%	2.50%		1,106.80
Hana Bank	2014~2020		55,340	USD 50,000	2.16%	2.50%		1,106.80
Hana Bank	2014~2020		55,340	USD 50,000	2.21%	2.50%		1,106.80
Standard Chartered	2014~2020		55,340	USD 50,000	2.21%	2.50%		1,106.80
HSBC	2014~2020		55,340	USD 50,000	2.21%	2.50%		1,106.80
Nomura	2014~2020		55,340	USD 50,000	2.21%	2.50%		1,106.80
BNP Paribas	2014~2020		55,340	USD 50,000	2.21%	2.50%		1,106.80
HSBC	2014~2020		55,340	USD 50,000	2.21%	2.50%		1,106.80
Hana Bank	2017~2022		226,600	USD 200,000	1.94%	2.63%		1,133.00
Korea Development Bank	2017~2022		113,300	USD 100,000	1.94%	2.63%		1,133.00
Nomura	2017~2022		113,300	USD 100,000	1.95%	2.63%		1,133.00
Woori Bank	2017~2022		56,650	USD 50,000	1.95%	2.63%		1,133.00
Kookmin Bank	2017~2022		56,650	USD 50,000	1.95%	2.63%		1,133.00
Korea Development Bank	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
Woori Bank	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
Credit Agricole	2018~2023		112,890	USD 100,000	2.26%	3.88%		1,128.90
Hana Bank	2018~2023		56,445	USD 50,000	2.26%	3.88%		1,128.90
Kookmin Bank	2018~2023		56,445	USD 50,000	2.26%	3.88%		1,128.90

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

12.	Derivatives, Continued

(5)	Interest rate swap contracts which are not designated as hedging instruments as of March 31, 2020 are as follows:

In millions of won and thousands of USD				Contract interest rate per annum
Counterparty	Contract year	Contract amount		Pay	Receive
Hana Bank	2017~2022	~~W~~	100,000	2.01%	3M CD + 0.24%
Hana Bank	2017~2022		100,000	2.06%	3M CD + 0.27%
Nomura (*1)	2017~2037		30,000	2.05%	3.08%
Hana Bank	2017~2021		200,000	2.45%	3M CD + 0.32%
Nomura (*2)	2018~2038		30,000	2.56%	3.75%
Hana Bank	2018~2023		200,000	2.15%	3M CD + 0.19%
Hana Bank	2018~2023		200,000	2.17%	3M CD + 0.19%
Hana Bank	2018~2023		150,000	2.03%	3M CD + 0.21%
Hana Bank	2019~2024		200,000	1.87%	3M CD + 0.13%
Societe Generale	2017~2022		200,000	3M Libor + 3.44%	3.77%
Nomura	2017~2027		52,457	3M Libor + 2.25%	2.60%
Nomura	2017~2027		59,423	3M Libor + 2.27%	2.62%
Export-import bank of Korea	2015~2031		USD 15,893	2.67%	6M USD Libor
ING Bank	2015~2031		USD 7,861	2.67%	6M USD Libor
BNP Paribas	2015~2031		USD 7,861	2.67%	6M USD Libor

(*1)

2.05% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CD + 0.10% is applied thereafter. Depending on exercise of counterparty’s right, it can be reimbursed before the due on the same day of every year starting from September 18, 2022.

(*2)

2.56% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CD + 0.10% is applied thereafter. Depending on exercise of counterparty’s right, it can be reimbursed before the due on the same day of every year starting from June 15, 2023.

(6)	Interest rate swap contracts which are designated as hedging instruments as of March 31, 2020 are as follows:

In millions of won and thousands of USD			Contract interest rate per annum
Counterparty	Contract year	Contract amount	Pay	Receive
BNP Paribas	2009~2027	USD 92,120	4.16%	6M USD Libor
KFW	2009~2027	USD 92,120	4.16%	6M USD Libor
Export-import bank of Korea	2016~2036	USD 80,514	3.00%	6M USD Libor

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

12.	Derivatives, Continued

(7)

Gains and losses on valuation and transaction of derivatives for the three-month periods ended March 31, 2020 and 2019 are as follows and included in finance income and expenses in the consolidated statements of comprehensive income (loss):

In millions of won	Net income effects of valuation gain (loss)			Net income effects of transaction gain (loss)		Accumulated other comprehensive income (loss) (*)
	March 31, 2020		March 31, 2019	March 31, 2020	March 31, 2019	March 31, 2020	March 31, 2019
Currency forward	~~W~~	38,922	15,049	13,537	5,097	—	—
Currency swap		455,934	147,428	15,690	20,620	18,487	21,592
Interest rate swap		(16,876)	(6,900)	(1,311)	(235)	13,856	(6,958)
Other derivatives		(985)	—	—	—	—	—

	~~W~~	476,995	155,577	27,916	25,482	32,343	14,634

(*)

For the three-month period ended March 31, 2020, the net gain on valuation of derivatives applying cash flow hedge accounting of ~~W~~24,017 million, net of tax, is included in other comprehensive income (loss).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

13.	Other Financial Assets

(1)	Other financial assets as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020			December 31, 2019
	Current		Non-current	Current	Non-current
Loans	~~W~~	73,390	739,459	64,111	725,755
Less: allowance for doubtful accounts		(8)	(15,087)	(31)	(15,063)
Less: present value discount		(987)	(34,526)	(847)	(35,218)
Long-term / short-term financial instruments		1,915,475	622,291	1,351,971	608,256

	~~W~~	1,987,870	1,312,137	1,415,204	1,283,730

(2)	Loans as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020
	Face value		Allowance for doubtful accounts	Present value discount	Book value
Short-term loans
Loans for tuition	~~W~~	36,939	—	(987)	35,952
Loans for housing		18,646	—	—	18,646
Other loans		17,805	(8)	—	17,797

		73,390	(8)	(987)	72,395

Long-term loans
Loans for tuition		427,611	—	(34,526)	393,085
Loans for housing		211,721	—	—	211,721
Loans for related parties		83,476	(4,930)	—	78,546
Other loans		16,651	(10,157)	—	6,494

		739,459	(15,087)	(34,526)	689,846

	~~W~~	812,849	(15,095)	(35,513)	762,241

In millions of won	December 31, 2019
	Face value		Allowance for doubtful accounts	Present value discount	Book value
Short-term loans
Loans for tuition	~~W~~	33,636	—	(847)	32,789
Loans for housing		17,113	—	—	17,113
Other loans		13,362	(31)	—	13,331

		64,111	(31)	(847)	63,233

Long-term loans
Loans for tuition		419,905	—	(35,197)	384,708
Loans for housing		199,454	—	—	199,454
Loans for related parties		89,132	(4,930)	—	84,202
Other loans		17,264	(10,133)	(21)	7,110

		725,755	(15,063)	(35,218)	675,474

	~~W~~	789,866	(15,094)	(36,065)	738,707

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

13.	Other Financial Assets, Continued

(3)	Changes in the allowance for doubtful accounts of loans for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	March 31, 2020		December 31, 2019
Beginning balance	~~W~~	15,094	4,952
Bad debts expense		1	10,142

Ending balance	~~W~~	15,095	15,094

(4)	Long-term and short-term financial instruments as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020			December 31, 2019
	Current		Non-current	Current	Non-current
Time deposits	~~W~~	1,507,670	271,850	1,034,971	257,857
CP		109,478	—	40,000	—
CD		5,000	—	15,000	—
RP		70,104	—	40,000	—
Others		223,223	350,441	222,000	350,399

	~~W~~	1,915,475	622,291	1,351,971	608,256

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

14.	Inventories

Inventories as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	3,692,985	(1,430)	3,691,555
Merchandises		375	—	375
Work-in-progress		170,568	—	170,568
Finished goods		25,966	—	25,966
Supplies		2,120,230	(4,593)	2,115,637
Inventories-in-transit		851,061	—	851,061
Other inventories		15,037	—	15,037

	~~W~~	6,876,222	(6,023)	6,870,199

In millions of won	December 31, 2019
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	3,790,443	(1,430)	3,789,013
Merchandises		340	—	340
Work-in-progress		165,073	—	165,073
Finished goods		58,280	—	58,280
Supplies		2,121,363	(4,369)	2,116,994
Inventories-in-transit		906,267	—	906,267
Other inventories		14,733	—	14,733

	~~W~~	7,056,499	(5,799)	7,050,700

The reversal of the allowance for loss on inventory valuation due to increase in the net realizable value of inventory deducted from cost of sales for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 were ~~W~~580 million and ~~W~~4,872 million, respectively.

The amounts of loss from inventory valuation included in other gains or losses for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 were ~~W~~804 million and ~~W~~3,127 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

15.	Non-Financial Assets

Non-financial assets as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020			December 31, 2019
	Current		Non-current	Current	Non-current
Advance payment	~~W~~	150,749	54,921	147,784	2,694
Prepaid expenses		269,113	154,219	308,017	84,421
Others (*1)		803,157	48,360	750,576	79,814

	~~W~~	1,223,019	257,500	1,206,377	166,929

(*1)	Details of others as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020			December 31, 2019
	Current		Non-current	Current	Non-current
Greenhouse gas emissions rights	~~W~~	557,298	—	437,562	—
Other quick assets (*2)		245,859	48,360	313,014	79,814

	~~W~~	803,157	48,360	750,576	79,814

(*2)

During the year ended December 31, 2019, the Group converted its loans with Orano Expansion into equity. The Group recognized an impairment loss of ~~W~~49,201 million as it was determined that there is objective evidence of impairment related to the rights of equity interest in Orano Expansion.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of March 31, 2020 and December 31, 2019 are as follows:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			March 31, 2020	December 31, 2019
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Architectural engineering for utility plant and others	KOREA	65.77%	65.77%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	KOREA	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	KOREA	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	KOREA	100.00%	100.00%
KEPCO International HongKong Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
KEPCO Ilijan Corporation	Construction and operation of utility plant	PHILIPPINES	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	LEBANON	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KOMIPO Global Pte., Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	NETHERLANDS	100.00%	100.00%
KOREA Imouraren Uranium Investment Corp.	Holding company	FRANCE	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	BAHRAIN	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	JORDAN	80.00%	80.00%
KHNP Canada Energy, Ltd.	Holding company	CANADA	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	CANADA	80.00%	80.00%
KEPCO Holdings de Mexico	Holding company	MEXICO	100.00%	100.00%
KST Electric Power Company	Construction and operation of utility plant	MEXICO	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	MEXICO	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	INDONESIA	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	INDONESIA	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	PHILIPPINES	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	JORDAN	100.00%	100.00%
EWP Philippines Corporation	Holding company	PHILIPPINES	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Corporation	Holding company	USA	100.00%	100.00%
DG Fairhaven Power, LLC	Power generation	USA	100.00%	100.00%
DG Whitefield, LLC	Power generation	USA	100.00%	100.00%
Springfield Power, LLC	Power generation	USA	100.00%	100.00%
KNF Canada Energy Limited	Holding company	CANADA	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	BARBADOS	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	KOREA	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	INDONESIA	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	KOREA	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
EWPRC Biomass Holdings, LLC	Holding company	USA	100.00%	100.00%
KOSEP USA, INC.	Power generation	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	INDONESIA	99.96%	99.96%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of March 31, 2020 and December 31, 2019 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			March 31, 2020	December 31, 2019
KEPCO Netherlands J3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Global One Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Mira Power Limited (*3)	Power generation	PAKISTAN	76.00%	76.00%
KOSEP Material Co., Ltd.	Recycling fly ashes	KOREA	86.22%	86.22%
Commerce and Industry Energy Co., Ltd. (*4)	Power generation	KOREA	85.00%	85.00%
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	PHILIPPINES	99.99%	99.99%
KOSPO Chile SpA	Holding company	CHILE	100.00%	100.00%
PT. KOWEPO Sumsel Operation And Maintenance Services	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
HeeMang Sunlight Power Co., Ltd.	Operation of utility plant	KOREA	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	JORDAN	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd.	Operation of utility plant	KOREA	50.00%	50.00%
VI Carbon Professional Private Special Asset Investment Trust 1	Holding company	KOREA	96.67%	96.67%
Chitose Solar Power Plant LLC	Power generation	JAPAN	80.10%	80.10%
KEPCO Energy Solution Co., Ltd.	Energy service	KOREA	100.00%	100.00%
Solar School Plant Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KOSPO Power Services Limitada	Utility plant maintenance and others	CHILE	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	KOREA	99.01%	99.01%
KOEN Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
EWP Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and others	LAOS	100.00%	100.00%
KEPCO US Inc.	Holding company	USA	100.00%	100.00%
KEPCO Alamosa LLC	Holding company	USA	50.10%	50.10%
KEPCO Solar of Alamosa, LLC	Power generation	USA	100.00%	100.00%
KEPCO-LG CNS Mangilao Holdings LLC (*5)	Holding company	USA	70.00%	70.00%
Mangilao Investment LLC	Holding company	USA	100.00%	100.00%
KEPCO-LG CNS Mangilao Solar, LLC	Power generation	USA	100.00%	100.00%
Jeju Hanlim Offshore Wind Co., Ltd.	Power generation	KOREA	75.99%	75.99%
PT. Siborpa Eco Power	Construction and operation of utility plant	INDONESIA	55.00%	55.00%
BSK E-New Industry Fund VII	Holding company	KOREA	81.67%	81.67%
e-New Industry LB Fund 1	Holding company	KOREA	76.11%	76.11%
Songhyun e-New Industry Fund	Holding company	KOREA	80.65%	80.65%
PT. Korea Energy Indonesia	Utility plant maintenance	INDONESIA	95.00%	95.00%
KOLAT SpA	Utility plant maintenance and others	CHILE	100.00%	100.00%
KEPCO California, LLC	Holding company	USA	100.00%	100.00%
KEPCO Mojave Holdings, LLC	Holding company	USA	100.00%	100.00%
Incheon Fuel Cell Co., Ltd.	Power generation	KOREA	60.00%	60.00%
KOEN Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOMIPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOWEPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOSPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
EWP Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
PT. KOMIPO Energy Indonesia	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
KNF Partners Co., Ltd.	Facility maintenance	KOREA	100.00%	100.00%
KOSPO USA Inc.	Holding company	USA	100.00%	100.00%
Nambu USA LLC	Holding company	USA	100.00%	100.00%
Tamra Offshore Wind Power Co., Ltd.	Power generation	KOREA	63.00%	63.00%
KEPCO MCS Co., Ltd.	Electric meter reading and others	KOREA	100.00%	100.00%
KEPCO FMS Co., Ltd.	Security service and others	KOREA	100.00%	100.00%
Firstkeepers Co., Ltd.	Facility maintenance	KOREA	100.00%	100.00%
Secutec Co., Ltd.	Security service	KOREA	100.00%	100.00%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of March 31, 2020 and December 31, 2019 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			March 31, 2020	December 31, 2019
SE Green Energy Co., Ltd.	Power generation	KOREA	84.80%	84.80%
KEPCO Mangilao America LLC	Holding company	USA	100.00%	100.00%
Mangilao Intermediate Holdings LLC	Holding company	USA	100.00%	100.00%
KEPCO CSC Co., Ltd.	Facility maintenance	KOREA	100.00%	100.00%
KOAK Power Limited	Facility maintenance	PAKISTAN	100.00%	100.00%
KOMIPO Europe B.V.	Holding company	SWEDEN	100.00%	100.00%
Haenanum Energy Fund	Holding company	KOREA	99.64%	99.64%
Paju Ecoenergy Co., Ltd.	Power generation	KOREA	89.00%	89.00%
Guam Ukudu Power LLC	Power generation	USA	100.00%	—

(*1)	Considering treasury stocks, the effective percentage of ownership is 66.08%.
(*2)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Group obtained the majority of the voting power through the shareholders’ agreement.

(*3)	As of reporting date, the annual reporting period of all subsidiaries is December 31, except for Mira Power Limited which is November 30.
(*4)

The Group guarantees a certain return on investment related to Commerce and Industry Energy Co., Ltd. for the financial investors. The financial investors have a right to sell their shares to the Group which can be exercised 84 months after the date of investment. Accordingly, the purchase price including the return on investment is classified as a liability.

(*5)	The Group does not hold a stake, but it is included in subsidiaries because the Group has control over KEPCO-LG CNS Mangilao Holdings LLC with nomination rights among 4 out of 6 board members.

(2)

A subsidiary newly included in the consolidation scope during the three-month period ended March 31, 2020 is as follows, and there are no subsidiaries that are excluded from the consolidation scope during the three-month period ended March 31, 2020.

<A subsidiary newly included in the consolidation scope during the three-month period ended March 31, 2020.>

Subsidiary	Reason
Guam Ukudu Power LLC	Newly established

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won
March 31, 2020
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	60,047,554	34,281,584	2,485,055	189,483
Korea South-East Power Co., Ltd.		11,400,012	6,251,903	1,333,627	142,461
Korea Midland Power Co., Ltd.		12,552,895	8,809,070	1,232,340	73,907
Korea Western Power Co., Ltd.		10,205,970	6,359,865	1,059,445	(5,078)
Korea Southern Power Co., Ltd.		10,685,335	6,409,393	1,146,052	28,901
Korea East-West Power Co., Ltd.		9,639,539	4,921,251	1,150,197	31,861
KEPCO Engineering & Construction Company, Inc.		689,412	206,825	89,698	5,043
KEPCO Plant Service & Engineering Co., Ltd.		1,366,462	355,371	248,918	23,086
KEPCO Nuclear Fuel Co., Ltd.		783,067	391,680	76,095	(2,934)
KEPCO KDN Co., Ltd.		600,072	167,651	130,916	6,158
KEPCO International HongKong Ltd.		146,877	1	—	806
KEPCO International Philippines Inc.		131,303	392	—	17,649
KEPCO Gansu International Ltd.		8,713	576	—	—
KEPCO Philippines Holdings Inc.		173,487	5,657	—	1,014
KEPCO Philippines Corporation		6,680	70	—	(87)
KEPCO Ilijan Corporation		371,952	64,244	21,717	10,827
KEPCO Lebanon SARL		1,923	10,332	—	(12)
KEPCO Neimenggu International Ltd.		212,021	—	—	(76)
KEPCO Shanxi International Ltd.		568,748	223,258	—	(2,608)
KOMIPO Global Pte., Ltd.		284,389	813	—	473
KEPCO Netherlands B.V.		129,206	112	—	(244)
KOREA Imouraren Uranium Investment Corp.		14,139	143	—	(605)
KEPCO Australia Pty., Ltd.		356	13	—	19
KOSEP Australia Pty., Ltd.		31,148	3,914	3,286	(529)
KOMIPO Australia Pty., Ltd.		38,725	3,934	3,286	(276)
KOWEPO Australia Pty., Ltd.		39,265	4,095	3,286	(529)
KOSPO Australia Pty., Ltd.		32,700	2,622	3,286	139
KEPCO Middle East Holding Company		99,778	84,736	—	(88)
Qatrana Electric Power Company		518,930	335,271	5,395	6,247
KHNP Canada Energy, Ltd.		35,046	39	—	(2)
KEPCO Bylong Australia Pty., Ltd.		38,437	376,180	—	(49,872)
Korea Waterbury Uranium Limited Partnership		20,147	166	—	(17)
KEPCO Holdings de Mexico		150	18	—	(9)
KST Electric Power Company		591,363	473,207	12,070	22,062
KEPCO Energy Service Company		2,030	1,443	1,467	424
KEPCO Netherlands S3 B.V.		54,110	68	—	903
PT. KOMIPO Pembangkitan Jawa Bali		12,042	5,219	4,713	2,124
PT. Cirebon Power Service		2,067	349	2,143	(199)
KOWEPO International Corporation		—	11	—	—
KOSPO Jordan LLC		18,509	1,042	1,961	590
EWP Philippines Corporation		1,770	932	—	(6)
EWP America Inc. (*1)		55,199	2,709	3,267	(1,740)
KNF Canada Energy Limited		1,853	25	—	(11)
EWP Barbados 1 SRL		317,326	777	746	22,173
Gyeonggi Green Energy Co., Ltd.		226,237	191,861	7,096	(970)
PT. Tanggamus Electric Power		239,669	212,354	1,111	(5,796)
Gyeongju Wind Power Co., Ltd.		112,866	76,036	5,001	1,843
KOMIPO America Inc.		9,362	626	—	(576)
KOSEP USA, Inc.		1	5,435	—	—
PT. EWP Indonesia		32,125	598	—	2,366
KEPCO Netherlands J3 B.V.		126,722	95	—	(17)
Korea Offshore Wind Power Co., Ltd.		333,352	166,018	6,092	365
Global One Pioneer B.V.		159	57	—	(11)
Global Energy Pioneer B.V.		337	66	—	(12)
Mira Power Limited		389,700	299,076	—	(2,012)
KOSEP Material Co., Ltd.		2,457	1,214	531	(344)
Commerce and Industry Energy Co., Ltd.		88,667	41,100	7,462	300
KEPCO KPS Philippines Corp.		5,611	1,945	2,503	809

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows, continued:

In millions of won
March 31, 2020
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
KOSPO Chile SpA	~~W~~	143,445	53,141	—	(130)
PT. KOWEPO Sumsel Operation And Maintenance Services		107	236	—	(16)
HeeMang Sunlight Power Co., Ltd.		11,891	8,890	74	(64)
Fujeij Wind Power Company		239,849	221,327	—	5,336
KOSPO Youngnam Power Co., Ltd.		417,951	321,350	88,060	5,332
VI Carbon Professional Private Special Asset Investment Trust 1		2,997	4	—	(1)
Chitose Solar Power Plant LLC		143,979	128,313	3,538	148
KEPCO Energy Solution Co., Ltd.		312,305	5,409	895	851
Solar School Plant Co., Ltd.		209,247	3,389	351	398
KOSPO Power Services Limitada		3,278	1,344	2,598	398
Energy New Industry Specialized Investment Private Investment Trust (*2)		216,849	1,798	627	(709)
KOEN Bylong Pty., Ltd.		4	40	—	—
KOMIPO Bylong Pty., Ltd.		4	40	—	—
KOWEPO Bylong Pty., Ltd.		4	39	—	—
KOSPO Bylong Pty., Ltd.		3	37	—	—
EWP Bylong Pty., Ltd.		2	36	—	—
KOWEPO Lao International		7,121	416	2,119	1,583
KEPCO US Inc.		18,173	—	—	—
KEPCO Alamosa LLC		35,280	160	32	(96)
KEPCO Solar of Alamosa, LLC		68,953	52,498	1,958	(301)
KEPCO-LG CNS Mangilao Holdings LLC		28,974	32,314	—	(324)
Mangilao Investment LLC		42,209	—	—	—
KEPCO-LG CNS Mangilao Solar, LLC		41,447	4	—	(119)
Jeju Hanlim Offshore Wind Co., Ltd.		13,493	473	—	(751)
PT. Siborpa Eco Power		12,034	12	—	(121)
PT. Korea Energy Indonesia		1,499	114	617	69
KOLAT SpA		28,918	326	100	4
KEPCO California, LLC		47,236	1,935	—	(245)
KEPCO Mojave Holdings, LLC		107,680	72,579	—	(1,063)
Incheon Fuel Cell Co., Ltd.		138,224	116,501	—	(472)
KOEN Service Co., Ltd.		5,221	4,416	7,888	292
KOMIPO Service Co., Ltd.		3,280	2,611	6,948	(54)
KOWEPO Service Co., Ltd.		4,403	3,203	7,241	275
KOSPO Service Co., Ltd.		3,873	2,846	6,003	325
EWP Service Co., Ltd.		3,904	3,242	5,693	152
PT. KOMIPO Energy Indonesia		2,198	313	310	(348)
KNF Partners Co., Ltd.		1,206	800	1,135	(81)
KOSPO USA Inc.		5,597	131	—	(611)
Nambu USA LLC		260	1	—	1
Tamra Offshore Wind Power Co., Ltd.		157,739	122,854	4,156	686
KEPCO MCS Co., Ltd.		54,100	39,546	71,173	10,196
KEPCO FMS Co., Ltd.		4,711	8,729	15,905	(4,717)
Firstkeepers Co., Ltd.		9,501	7,896	15,538	2,853
Secutec Co., Ltd.		7,336	4,925	13,975	2,319
SE Green Energy Co., Ltd.		132,813	105,675	—	2
KEPCO Mangilao America LLC		1,451	—	—	(4)
Mangilao Intermediate Holdings LLC		40,170	13,573	—	(186)
KEPCO CSC Co., Ltd.		2,129	2,606	5,840	(1,263)
KOAK Power Limited		15,367	9	—	(104)
KOMIPO Europe B.V.		7,533	117	65	(19)
Haenanum Energy Fund		28,159	34	—	24
Paju Ecoenergy Co., Ltd.		53,839	—	—	—
Guam Ukudu Power LLC		713	—	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows, continued:

(*1)

Financial information of EWP America Inc. includes that of six other subsidiaries, EWP Renewable Corporation, DG Fairhaven Power, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.

(*2)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of three other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1 and Songhyun e-New Industry Fund.

In millions of won
December 31, 2019
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	59,570,219	33,917,275	8,969,072	306,007
Korea South-East Power Co., Ltd.		10,938,358	5,866,642	5,385,387	41,006
Korea Midland Power Co., Ltd.		12,684,828	8,977,766	4,479,707	(28,449)
Korea Western Power Co., Ltd.		10,514,438	6,637,451	4,448,992	(46,061)
Korea Southern Power Co., Ltd.		10,884,799	6,608,301	5,084,907	(41,342)
Korea East-West Power Co., Ltd.		9,724,311	5,022,921	4,855,964	56,698
KEPCO Engineering & Construction Company, Inc.		735,207	242,994	448,635	26,398
KEPCO Plant Service & Engineering Co., Ltd.		1,356,983	294,757	1,244,613	157,737
KEPCO Nuclear Fuel Co., Ltd.		831,604	429,799	309,055	24,618
KEPCO KDN Co., Ltd.		604,458	159,807	625,567	42,205
KEPCO International HongKong Ltd.		138,942	633	—	3,330
KEPCO International Philippines Inc.		107,224	371	—	67,991
KEPCO Gansu International Ltd.		10,448	545	—	(20)
KEPCO Philippines Holdings Inc.		200,503	6,656	—	66,200
KEPCO Philippines Corporation		6,706	332	—	(52)
KEPCO Ilijan Corporation		371,377	56,156	95,072	40,818
KEPCO Lebanon SARL		1,835	9,786	—	255
KEPCO Neimenggu International Ltd.		200,858	—	—	(354)
KEPCO Shanxi International Ltd.		538,604	208,895	—	151
KOMIPO Global Pte., Ltd.		269,302	463	—	10,400
KEPCO Netherlands B.V.		122,577	101	—	948
KOREA Imouraren Uranium Investment Corp.		14,173	111	—	(49,716)
KEPCO Australia Pty., Ltd.		364	14	—	(395,914)
KOSEP Australia Pty., Ltd.		32,782	2,911	15,514	3,935
KOMIPO Australia Pty., Ltd.		40,898	2,909	15,514	3,766
KOWEPO Australia Pty., Ltd.		44,182	5,772	15,514	2,761
KOSPO Australia Pty., Ltd.		37,254	5,012	15,514	2,638
KEPCO Middle East Holding Company		102,164	87,834	—	5,934
Qatrana Electric Power Company		490,723	322,857	20,773	21,807
KHNP Canada Energy, Ltd.		44,639	43	—	(10)
KEPCO Bylong Australia Pty., Ltd.		45,207	355,163	—	(220,909)
Korea Waterbury Uranium Limited Partnership		20,717	167	—	(77)
KEPCO Holdings de Mexico		187	25	—	(14)
KST Electric Power Company		539,952	449,459	55,783	(20,797)
KEPCO Energy Service Company		2,262	1,995	5,984	(481)
KEPCO Netherlands S3 B.V.		50,352	49	—	2,637
PT. KOMIPO Pembangkitan Jawa Bali		12,391	5,719	18,722	4,312
PT. Cirebon Power Service		2,089	313	8,049	406
KOWEPO International Corporation		—	10	—	(2)
KOSPO Jordan, LLC		17,489	1,521	10,878	2,634
EWP Philippines Corporation		1,691	888	—	(111)
EWP America Inc. (*1)		66,622	2,619	21,719	(6,497)
KNF Canada Energy Limited		1,933	24	—	(48)
EWP Barbados 1 SRL		279,295	1,031	2,914	2,368
Gyeonggi Green Energy Co., Ltd.		194,425	159,078	13,717	(73,394)
PT. Tanggamus Electric Power		228,601	195,826	2,256	(4,529)
Gyeongju Wind Power Co., Ltd.		113,745	75,427	15,548	3,384
KOMIPO America Inc.		9,424	593	118	(1,033)
KOSEP USA, Inc.		1	5,147	—	(119)
PT. EWP Indonesia		34,455	5	—	5,124

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows, continued:

In millions of won
December 31, 2019
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
KEPCO Netherlands J3 B.V.	~~W~~	120,006	74	—	(79)
Korea Offshore Wind Power Co., Ltd.		284,495	117,527	—	(12,768)
Global One Pioneer B.V.		180	73	—	(86)
Global Energy Pioneer B.V.		348	80	—	(90)
Mira Power Limited		356,111	285,577	—	(971)
KOSEP Material Co., Ltd.		2,788	1,186	3,357	22
Commerce and Industry Energy Co., Ltd.		90,637	43,985	32,728	(7,532)
KEPCO KPS Philippines Corp.		5,198	1,341	6,246	2
KOSPO Chile SpA		134,827	49,183	—	(456)
PT. KOWEPO Sumsel Operation And Maintenance Services		135	262	—	(1,104)
HeeMang Sunlight Power Co., Ltd.		12,185	8,545	643	75
Fujeij Wind Power Company		218,333	196,964	—	5,515
KOSPO Youngnam Power Co., Ltd.		398,495	307,226	318,338	3,514
VI Carbon Professional Private Special Asset Investment Trust 1		3,002	—	—	12
Chitose Solar Power Plant LLC		121,457	106,254	17,103	5,480
KEPCO Energy Solution Co., Ltd.		308,188	2,142	2,843	2,805
Solar School Plant Co., Ltd.		208,730	3,269	1,962	2,553
KOSPO Power Services Limitada		3,244	1,564	10,013	452
Energy New Industry Specialized Investment Private Investment Trust (*2)		100,116	17,359	2,418	(7,735)
KOEN Bylong Pty., Ltd.		—	39	—	(14)
KOMIPO Bylong Pty., Ltd.		4	43	—	(14)
KOWEPO Bylong Pty., Ltd.		4	40	—	(12)
KOSPO Bylong Pty., Ltd.		4	40	—	(12)
EWP Bylong Pty., Ltd.		4	40	—	(12)
KOWEPO Lao International		5,430	575	4,308	1,584
KEPCO US Inc.		17,231	—	—	—
KEPCO Alamosa LLC		33,515	183	145	(311)
KEPCO Solar of Alamosa, LLC		65,468	50,348	8,739	(1,902)
KEPCO-LG CNS Mangilao Holdings LLC		27,439	30,287	—	(1,240)
Mangilao Investment LLC		39,972	—	—	—
KEPCO-LG CNS Mangilao Solar, LLC		39,373	11	—	(524)
Jeju Hanlim Offshore Wind Co., Ltd.		14,328	558	—	(2,459)
PT. Siborpa Eco Power		11,574	71	—	(1,165)
PT. Korea Energy Indonesia		1,592	121	2,462	323
KOLAT SpA		31,178	167	656	(296)
KEPCO California, LLC		44,074	936	358	(513)
KEPCO Mojave Holdings, LLC		103,815	69,544	—	(4,215)
Incheon Fuel Cell Co., Ltd.		22,669	475	—	(1,010)
KOEN Service Co., Ltd.		5,347	4,252	25,890	543
KOMIPO Service Co., Ltd.		3,327	2,622	24,556	146
KOWEPO Service Co., Ltd.		4,228	3,302	23,982	389
KOSPO Service Co., Ltd.		3,493	2,788	18,741	135
EWP Service Co., Ltd.		4,786	4,064	20,837	162
PT. KOMIPO Energy Indonesia		2,647	196	1,392	79
KNF Partners Co., Ltd.		1,378	890	3,383	187
KOSPO USA Inc.		5,896	127	—	(1,408)
Nambu USA LLC		245	1	—	245
Tamra Offshore Wind Power Co., Ltd.		156,708	121,724	19,670	1,154
KEPCO MCS Co., Ltd.		26,510	22,151	129,393	3,408
KEPCO FMS Co., Ltd.		11,336	10,638	37,627	198
Firstkeepers Co., Ltd.		1,552	2,800	121	(2,239)
Secutec Co., Ltd.		322	229	—	(597)
SE Green Energy Co., Ltd.		132,727	105,619	—	816

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows, continued:

In millions of won
December 31, 2019
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
KEPCO Mangilao America LLC	~~W~~	—	—	—	—
Mangilao Intermediate Holdings LLC		13,220	12,774	—	(66)
KEPCO CSC Co., Ltd.		837	51	—	(14)
KOAK Power Limited		15,930	—	—	—
KOMIPO Europe B.V.		7,362	—	—	(286)
Haenanum Energy Fund		28,101	1	—	1
Paju Ecoenergy Co., Ltd.		53,839	—	—	—

(*1)

Financial information of EWP America Inc. includes that of six other subsidiaries, EWP Renewable Corporation, DG Fairhaven Power, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.

(*2)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of three other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1 and Songhyun e-New Industry Fund.

(4)	Significant restrictions on the Group’s power over the subsidiaries as of March 31, 2020 are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~35 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors.

KOSPO Youngnam Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Incheon Fuel Cell Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~20 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors.

Gyeongju Wind Power Co., Ltd.	Dividends and settlement amounts for renewable energy supply certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Korea Offshore Wind Power Co., Ltd.	Principals and interest payments on subordinated loans or payments for dividends and settlement amounts for renewable energy supply certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions are obtained.

(5)	As of March 31, 2020, the Group has following entitlements in relation to its subsidiaries as per its shareholder’s agreements:

Company	Group’s unexercised entitlements
KOSPO Youngnam Power Co., Ltd.	The Group holds the right to purchase all shares held by the financial investors of KOSPO Youngnam Power Co., Ltd., a subsidiary of the Group, at face value of the issued shares on the 7th and 12th years from the Group’s establishment date.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(6)	Details of non-controlling interest prior to intra-group eliminations as of and for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won
March 31, 2020
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	192,816	764,606	218,064	951,281	2,126,767
Non-current assets		179,136	601,856	471,348	3,466,596	4,718,936
Current liabilities		(17,685)	(314,823)	(181,155)	(427,475)	(941,138)
Non-current liabilities		(46,559)	(40,548)	(25,670)	(2,434,103)	(2,546,880)
Net assets		307,708	1,011,091	482,587	1,556,299	3,357,685
Book value of non-controlling interest		150,777	495,435	163,694	574,257	1,384,163
Sales		21,717	248,918	89,698	223,431	583,764
Profit for the period		10,827	23,086	5,043	26,639	65,595
Profit for the period attributable to non-controlling interest		5,305	11,312	1,710	12,302	30,629
Cash flows from operating activities		19,319	45,193	(7,793)	75,342	132,061
Cash flows from investing activities		2,454	(37,737)	(33,088)	(331,439)	(399,810)
Cash flows from financing activities before dividends to non-controlling interest		(17,264)	(1,155)	(376)	255,608	236,813
Dividends to non-controlling interest		(17,373)	—	—	(3,346)	(20,719)
Effect of exchange rate fluctuation		2,384	(354)	79	4,438	6,547
Net increase (decrease) of cash and cash equivalents		(10,480)	5,947	(41,178)	603	(45,108)

In millions of won
December 31, 2019
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	173,931	779,764	257,593	864,596	2,075,884
Non-current assets		197,446	577,219	477,614	3,169,317	4,421,596
Current liabilities		(11,990)	(247,737)	(223,522)	(450,311)	(933,560)
Non-current liabilities		(44,166)	(47,020)	(19,472)	(2,193,501)	(2,304,159)
Net assets		315,221	1,062,226	492,213	1,390,101	3,259,761
Book value of non-controlling interest		154,458	520,491	166,959	551,423	1,393,331
Sales		95,072	1,244,613	448,635	855,023	2,643,343
Profit for the year		40,818	157,737	26,398	(48,963)	175,990
Profit for the year attributable to non-controlling interest		20,001	77,291	8,954	(24,264)	81,982
Cash flows from operating activities		101,707	164,373	27,081	219,450	512,611
Cash flows from investing activities		4,458	(89,159)	47,219	(356,434)	(393,916)
Cash flows from financing activities before dividends to non-controlling interest		(68,678)	(44,332)	(34,632)	223,233	75,591
Dividends to non-controlling interest		(48,750)	(39,466)	(1,807)	(9,233)	(99,256)
Effect of exchange rate fluctuation		2,111	(593)	(14)	2,501	4,005
Net increase (decrease) of cash and cash equivalents		(9,152)	(9,177)	37,847	79,517	99,035

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(7)	Changes in goodwill

(i)	Details of goodwill as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020		December 31, 2019
Acquisition cost	~~W~~	97,977	97,977
Accumulated impairment		—	—

Carrying book value	~~W~~	97,977	97,977

(ii)	Changes in goodwill for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	March 31, 2020
	Beginning		Increase	Decrease	Ending
Acquisition cost	~~W~~	97,977	—	—	97,977
Accumulated impairment		—	—	—	—

Carrying book value	~~W~~	97,977	—	—	97,977

In millions of won	December 31, 2019
	Beginning		Increase	Decrease	Ending
Acquisition cost	~~W~~	2,582	95,395	—	97,977
Accumulated impairment		—	—	—	—

Carrying book value	~~W~~	2,582	95,395	—	97,977

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won
March 31, 2020
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%	~~W~~	94,500	1,774,633
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	687,990
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	432,522
Korea Power Exchange (*2)	Management of power market and others	KOREA	100.00%		127,839	267,619
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	250,335
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	123,434
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	125,354
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	118,140
Dongducheon Dream Power Co., Ltd. (*3)	Power generation	KOREA	33.61%		148,105	84,382
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		87,426	76,543
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		72,000	74,694
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	74,991
Korea Electric Power Corporation Fund (*4)	Developing electric enterprises	KOREA	98.09%		51,500	40,438
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	39,369
Nepal Water & Energy Development Company Private Limited (*5)	Construction and operation of utility plant	NEPAL	60.35%		50,268	48,055
PT. Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	31,610
Others (Daeryun Power Co., Ltd. and 54 others)					332,089	142,774

				~~W~~	2,559,217	4,392,883

<Joint ventures>
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	282,862
KEPCO SPC Power Corporation (*6)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	240,937
Amman Asia Electric Power Company (*6)	Power generation	JORDAN	60.00%		111,476	191,339
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	197,949
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	102,321
Kelar S.A. (*6)	Power generation	CHILE	65.00%		78,060	79,789
Solar Philippines Calatagan Corporation	Power generation	PHILIPPINES	38.00%		47,903	50,043
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	—
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	33,701
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	43,194
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	32,645
Chile Solar JV SpA	Power generation	CHILE	50.00%		37,689	32,681
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		26,892	31,511
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLAND	49.00%		44,405	31,688
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	21,654
Others (Daegu Green Power Co., Ltd. and 51 others)					355,440	336,572

					1,492,443	1,708,886

				~~W~~	4,051,660	6,101,769

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.
(*2)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*3)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*4)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. For this reason, the entity is classified as an associate.

(*5)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. For this reason, the entity is classified as an associate.

(*6)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For this reason, the entities are classified as joint ventures.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of March 31, 2020 and December 31, 2019 are as follows, continued:

In millions of won
December 31, 2019
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%	~~W~~	94,500	1,693,967
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	670,896
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	445,141
Korea Power Exchange (*2)	Management of power market and others	KOREA	100.00%		127,839	258,899
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	255,983
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	124,253
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	123,425
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	115,784
Dongducheon Dream Power Co., Ltd. (*3)	Power generation	KOREA	33.61%		148,105	76,547
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		87,426	72,935
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		72,000	66,956
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	63,583
Korea Electric Power Corporation Fund (*4)	Developing electric enterprises	KOREA	98.09%		51,500	41,126
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	39,747
Nepal Water & Energy Development Company Private Limited (*5)	Construction and operation of utility plant	NEPAL	57.76%		35,571	31,145
PT. Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	29,355
Others (Daeryun Power Co., Ltd. and 49 others)					327,525	142,060

				~~W~~	2,539,956	4,251,802

<Joint ventures>
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	253,607
KEPCO SPC Power Corporation (*6)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	214,794
Amman Asia Electric Power Company (*6)	Power generation	JORDAN	60.00%		111,476	192,164
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	185,307
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	109,096
Kelar S.A. (*6)	Power generation	CHILE	65.00%		78,060	70,462
Solar Philippines Calatagan Corporation	Power generation	PHILIPPINES	38.00%		47,903	48,930
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	42,916
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	42,070
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	41,024
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	34,872
Chile Solar JV SpA	Power generation	CHILE	50.00%		37,689	34,859
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		26,892	34,327
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLAND	49.00%		44,405	18,318
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	31,156
Others (Daegu Green Power Co., Ltd. and 48 others)					338,693	309,127

					1,475,696	1,663,029

				~~W~~	4,015,652	5,914,831

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.
(*2)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*3)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*4)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. For this reason, the entity is classified as an associate.

(*5)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. For this reason, the entity is classified as an associate.

(*6)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For this reason, the entities are classified as joint ventures.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(2)	The fair value of associates which are actively traded on an open market and have a readily available market value as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won
Investees	March 31, 2020		December 31, 2019
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	~~W~~	27,133	33,089
Korea Gas Corporation		406,350	715,365
YTN Co., Ltd.		13,230	18,450
SPC Power Corporation		121,139	117,230
PT. Bayan Resources TBK		723,067	880,860

(3)	Changes in investments in associates and joint ventures for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won
March 31, 2020
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,693,967	—	—	(7,182)	107,000	(18,960)	(192)	1,774,633
Gemeng International Energy Co., Ltd.		670,894	—	—	—	(9,685)	26,781	—	687,990
PT. Bayan Resources TBK		445,141	—	—	—	7,425	(20,032)	(12)	432,522
Korea Power Exchange		258,899	—	—	—	8,720	—	—	267,619
GS Donghae Electric Power Co., Ltd.		255,983	—	—	(12,898)	7,250	—	—	250,335
Hyundai Green Power Co., Ltd.		124,253	—	—	(8,889)	8,070	—	—	123,434
PT. Cirebon Electric Power		123,425	—	—	(4,643)	553	(771)	6,790	125,354
S-Power Co., Ltd.		115,784	—	—	—	2,356	—	—	118,140
Dongducheon Dream Power Co., Ltd.		76,547	—	—	—	7,835	—	—	84,382
Xe-Pian Xe-Namnoy Power Co., Ltd.		72,935	—	—	—	1,428	2,180	—	76,543
Shin Pyeongtaek Power Co., Ltd.		66,956	—	—	—	7,738	—	—	74,694
SPC Power Corporation		63,583	—	—	—	8,593	2,789	26	74,991
Korea Electric Power Corporation Fund		41,126	—	—	—	(438)	(250)	—	40,438
YTN Co., Ltd.		39,747	—	—	(90)	(271)	(14)	(3)	39,369
Nepal Water & Energy Development Company Private Limited		31,145	14,697	—	—	(169)	2,382	—	48,055
PT. Wampu Electric Power		29,355	—	—	—	598	—	1,657	31,610
Others (Daeryun Power Co., Ltd. and 55 others)		142,060	4,565	—	(6,196)	2,428	(1,192)	1,109	142,774

	~~W~~	4,251,800	19,262	—	(39,898)	159,431	(7,087)	9,375	4,392,883

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows, continued:

In millions of won
March 31, 2020
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Joint ventures>
Jamaica Public Service Company Limited	~~W~~	253,607	—	—	—	14,704	14,551	—	282,862
KEPCO SPC Power Corporation		214,794	—	—	—	14,926	11,346	(129)	240,937
Amman Asia Electric Power Company		192,164	—	—	—	5,194	(6,019)	—	191,339
Datang Chifeng Renewable Power Co., Ltd.		185,307	—	—	—	5,121	7,521	—	197,949
Rabigh Electricity Company		109,093	—	—	—	(4,309)	(2,463)	—	102,321
Kelar S.A.		70,462	—	—	—	5,683	3,495	149	79,789
Solar Philippines Calatagan Corporation		48,930	—	—	(1,100)	1,223	990	—	50,043
RE Barren Ridge 1 Holdings LLC		42,916	—	—	—	(4,798)	(38,118)	—	—
RE Holiday Holdings LLC		42,070	—	—	—	(1,179)	(7,190)	—	33,701
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		41,024	—	—	—	509	1,661	—	43,194
Chun-cheon Energy Co., Ltd.		34,872	—	—	—	(2,227)	—	—	32,645
Chile Solar JV SpA		34,859	—	—	—	527	(2,705)	—	32,681
PT. Tanjung Power Indonesia		34,327	—	—	—	2,477	(5,159)	(134)	31,511
Shuweihat Asia Power Investment B.V.		18,318	—	—	(468)	1,055	12,783	—	31,688
RE Pioneer Holdings LLC		31,156	—	—	—	(939)	(8,563)	—	21,654
Others (Daegu Green Power Co., Ltd. and 51 others)		309,127	16,746	—	(2,058)	8,439	3,960	358	336,572

		1,663,026	16,746	—	(3,626)	46,406	(13,910)	244	1,708,886

	~~W~~	5,914,826	36,008	—	(43,524)	205,837	(20,997)	9,619	6,101,769

In millions of won
December 31, 2019
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,701,848	—	—	(25,704)	8,511	12,687	(3,375)	1,693,967
Gemeng International Energy Co., Ltd.		647,010	—	—	(11,468)	26,300	9,209	(155)	670,896
PT. Bayan Resources TBK		511,646	—	—	(71,100)	6,181	(1,586)	—	445,141
Korea Power Exchange		251,802	—	—	—	10,907	—	(3,810)	258,899
GS Donghae Electric Power Co., Ltd.		—	—	—	—	—	—	255,983	255,983
Hyundai Green Power Co., Ltd.		127,160	—	—	(8,889)	5,982	—	—	124,253
PT. Cirebon Electric Power		108,628	—	—	—	11,079	(65)	3,783	123,425
S-Power Co., Ltd.		114,566	—	—	—	1,218	—	—	115,784
Dongducheon Dream Power Co., Ltd.		76,386	—	—	—	441	—	(280)	76,547
Xe-Pian Xe-Namnoy Power Co., Ltd.		77,165	3,052	—	—	(10,210)	2,928	—	72,935
Shin Pyeongtaek Power Co., Ltd.		67,600	—	—	—	(827)	198	(15)	66,956
SPC Power Corporation		57,558	—	—	(14,229)	5,929	14,286	39	63,583
Korea Electric Power Corporation Fund		47,189	—	—	—	(6,931)	868	—	41,126
YTN Co., Ltd.		40,338	—	—	(180)	(449)	5	33	39,747
Nepal Water & Energy Development Company Private Limited		30,961	—	—	—	(854)	1,038	—	31,145
PT. Wampu Electric Power		31,097	—	—	—	(2,867)	2	1,123	29,355
Others (Daeryun Power Co., Ltd. and 55 others)		173,866	14,607	—	(4,442)	(16,992)	(371)	(24,608)	142,060

	~~W~~	4,064,820	17,659	—	(136,012)	37,418	39,199	228,718	4,251,802

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows, continued:

In millions of won
December 31, 2019
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Joint ventures>
Jamaica Public Service Company Limited	~~W~~	239,632	—	—	(4,631)	10,166	8,440	—	253,607
KEPCO SPC Power Corporation		208,306	—	—	(45,349)	48,043	3,781	13	214,794
Amman Asia Electric Power Company		177,357	—	—	—	20,648	(5,841)	—	192,164
Datang Chifeng Renewable Power Co., Ltd.		166,162	—	—	—	16,325	2,820	—	185,307
Rabigh Electricity Company		105,328	—	—	—	4,355	(1,734)	1,147	109,096
Kelar S.A.		72,824	—	—	—	3,435	(8,416)	2,619	70,462
Solar Philippines Calatagan Corporation		47,903	—	—	(4,633)	4,305	1,355	—	48,930
RE Barren Ridge 1 Holdings LLC		41,415	—	—	(1,152)	4,609	(1,957)	1	42,916
RE Holiday Holdings LLC		51,094	—	—	—	(6,525)	(2,500)	1	42,070
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		39,442	—	—	—	875	707	—	41,024
Chun-cheon Energy Co., Ltd.		42,505	—	—	—	(7,385)	—	(248)	34,872
Chile Solar JV SpA		36,865	—	—	—	842	(2,849)	1	34,859
PT. Tanjung Power Indonesia		7,081	26,146	—	—	5,601	(4,489)	(12)	34,327
Shuweihat Asia Power Investment B.V.		27,251	—	—	(2,176)	5,288	(12,045)	—	18,318
RE Pioneer Holdings LLC		38,898	—	—	(939)	(5,507)	(1,296)	—	31,156
Others (Daegu Green Power Co., Ltd. and 53 others)		511,462	64,016	(5,359)	(20,721)	24,327	1,835	(266,433)	309,127

		1,813,525	90,162	(5,359)	(79,601)	129,402	(22,189)	(262,911)	1,663,029

	~~W~~	5,878,345	107,821	(5,359)	(215,613)	166,820	17,010	(34,193)	5,914,831

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won
March 31, 2020
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation (*)	~~W~~	39,550,174	31,034,900	7,967,770	537,199
Gemeng International Energy Co., Ltd.		7,223,131	5,199,630	441,661	(11,364)
PT. Bayan Resources TBK		1,625,816	968,031	389,448	48,002
Korea Power Exchange		318,514	50,895	27,074	7,022
GS Donghae Electric Power Co., Ltd.		2,291,092	1,554,813	191,305	21,322
Hyundai Green Power Co., Ltd.		1,069,729	644,094	119,658	23,384
PT. Cirebon Electric Power		839,106	383,272	52,215	1,480
S-Power Co., Ltd.		816,552	572,204	159,854	5,248
Dongducheon Dream Power Co., Ltd.		1,466,197	1,175,676	182,247	22,774
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,271,744	961,073	31,522	6,099
Shin Pyeongtaek Power Co., Ltd.		966,882	769,813	181,402	22,789
SPC Power Corporation		296,919	24,906	13,171	6,988
Korea Electric Power Corporation Fund		41,515	293	19	(250)
YTN Co., Ltd.		279,460	95,738	24,548	(1,037)
Nepal Water & Energy Development Company Private Limited		105,853	28,614	—	(323)
PT. Wampu Electric Power		229,764	161,046	4,257	1,452
<Joint ventures>
Jamaica Public Service Company Limited		1,756,036	1,082,226	258,746	9,468
KEPCO SPC Power Corporation		343,001	22,605	50,302	19,796
Amman Asia Electric Power Company		852,782	533,884	5,881	8,657
Datang Chifeng Renewable Power Co., Ltd.		791,370	296,498	32,661	13,947
Rabigh Electricity Company		2,643,303	2,224,948	73,043	30,993
Kelar S.A.		680,626	562,208	24,164	2,791
Solar Philippines Calatagan Corporation		104,897	51,349	5,254	3,218
RE Barren Ridge 1 Holdings LLC		136,473	87,348	12,838	(3,901)
RE Holiday Holdings LLC		324,271	96,029	22,856	(2,711)
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		197,381	89,397	6,039	1,271
Chun-cheon Energy Co., Ltd.		629,877	519,877	82,048	(7,448)
Chile Solar JV SpA		69,706	4,343	2,144	1,677
PT. Tanjung Power Indonesia		714,946	624,914	24,849	6,062
Shuweihat Asia Power Investment B.V.		64,683	14	—	(65)
RE Pioneer Holdings LLC		235,908	71,181	15,055	(3,774)

(*)	The profit for the three-month period ended March 31, 2020 is reduced by the associate entity’s net income attributable to non-controlling interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows, continued:

In millions of won
December 31, 2019
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Associates>
Korea Gas Corporation (*)	~~W~~	39,311,855	31,165,334	24,982,640	38,764
Gemeng International Energy Co., Ltd.		6,758,957	4,785,740	2,024,730	95,435
PT. Bayan Resources TBK		1,302,637	622,576	1,707,387	252,855
Korea Power Exchange		315,683	54,926	107,034	8,268
GS Donghae Electric Power Co., Ltd.		2,301,774	1,548,883	688,055	75,842
Hyundai Green Power Co., Ltd.		1,086,738	658,279	507,653	26,222
PT. Cirebon Electric Power		852,457	403,639	277,370	39,581
S-Power Co., Ltd.		805,622	566,025	576,554	2,319
Dongducheon Dream Power Co., Ltd.		1,474,224	1,206,478	689,414	2,849
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,194,125	898,023	6,731	(40,437)
Shin Pyeongtaek Power Co., Ltd.		981,387	807,107	119,162	11,847
SPC Power Corporation		250,544	22,459	63,218	39,876
Korea Electric Power Corporation Fund		42,162	239	127	(5,430)
YTN Co., Ltd.		281,699	96,211	127,782	(1,230)
Nepal Water & Energy Development Company Private Limited		78,309	26,783	—	(1,380)
PT. Wampu Electric Power		222,266	158,451	18,165	(2,315)
<Joint ventures>
Jamaica Public Service Company Limited		1,543,049	940,609	1,035,399	32,828
KEPCO SPC Power Corporation		308,274	22,643	187,867	64,152
Amman Asia Electric Power Company		821,997	501,723	23,866	34,424
Datang Chifeng Renewable Power Co., Ltd.		765,598	302,329	122,398	40,371
Rabigh Electricity Company		2,538,719	2,100,347	208,514	1,567
Kelar S.A.		634,633	530,335	86,702	8,867
Solar Philippines Calatagan Corporation		98,577	47,956	18,720	11,331
RE Barren Ridge 1 Holdings LLC		209,850	124,017	10,384	7,630
RE Holiday Holdings LLC		331,862	247,722	18,744	(345)
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		189,157	86,596	23,910	2,188
Chun-cheon Energy Co., Ltd.		607,823	490,375	313,438	(24,490)
Chile Solar JV SpA		69,903	186	591	1,686
PT. Tanjung Power Indonesia		654,365	556,287	109,825	16,489
Shuweihat Asia Power Investment B.V.		37,389	5	—	(159)
RE Pioneer Holdings LLC		246,571	184,258	12,207	(1,912)

(*)	The profit for the year ended December 31, 2019 is reduced by the associate entity’s net income attributable to non-controlling interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won
March 31, 2020
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	8,515,273	21.57%	1,836,744	—	—	(62,111)	1,774,633
Gemeng International Energy Co., Ltd.		2,023,500	34.00%	687,990	—	—	—	687,990
PT. Bayan Resources TBK		657,785	20.00%	131,558	377,344	—	(76,380)	432,522
Korea Power Exchange		267,619	100.00%	267,619	—	—	—	267,619
GS Donghae Electric Power Co., Ltd.		736,279	34.00%	250,335	—	—	—	250,335
Hyundai Green Power Co., Ltd.		425,635	29.00%	123,434	—	—	—	123,434
PT. Cirebon Electric Power		455,834	27.50%	125,354	—	—	—	125,354
S-Power Co., Ltd.		244,349	49.00%	119,731	—	(1,591)	—	118,140
Dongducheon Dream Power Co., Ltd.		290,521	34.01%	98,806	1,757	(3,599)	(12,582)	84,382
Xe-Pian Xe-Namnoy Power Co., Ltd.		310,671	25.00%	77,668	305	(1,141)	(289)	76,543
Shin Pyeongtaek Power Co., Ltd.		197,069	40.00%	78,827	12,800	(16,933)	—	74,694
SPC Power Corporation		272,013	38.00%	103,365	—	—	(28,374)	74,991
Korea Electric Power Corporation Fund		41,222	98.09%	40,435	—	—	3	40,438
YTN Co., Ltd.		183,721	21.43%	39,369	—	—	—	39,369
Nepal Water & Energy Development Company Private Limited		77,239	60.96%	47,083	972	—	—	48,055
PT. Wampu Electric Power		68,717	46.00%	31,610	—	—	—	31,610
<Joint ventures>
Jamaica Public Service Company Limited		673,810	40.00%	269,524	42,937	—	(29,599)	282,862
KEPCO SPC Power Corporation		320,396	75.20%	240,937	—	—	—	240,937
Amman Asia Electric Power Company		318,898	60.00%	191,339	—	—	—	191,339
Datang Chifeng Renewable Power Co., Ltd.		494,872	40.00%	197,949	—	—	—	197,949
Rabigh Electricity Company		418,355	40.00%	167,342	—	(64,216)	(805)	102,321
Kelar S.A.		118,417	65.00%	76,971	2,818	—	—	79,789
Solar Philippines Calatagan Corporation		53,548	38.00%	20,348	29,695	—	—	50,043
RE Barren Ridge 1 Holdings LLC		49,125	50.00%	24,563	—	—	(24,563)	—
RE Holiday Holdings LLC		228,242	50.00%	114,121	—	—	(80,420)	33,701
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		107,984	40.00%	43,194	—	—	—	43,194
Chun-cheon Energy Co., Ltd.		110,000	29.90%	32,890	3	—	(248)	32,645
Chile Solar JV SpA		65,363	50.00%	32,681	—	—	—	32,681
PT. Tanjung Power Indonesia		90,032	35.00%	31,511	—	—	—	31,511
Shuweihat Asia Power Investment B.V.		64,669	49.00%	31,688	—	—	—	31,688
RE Pioneer Holdings LLC		164,727	50.00%	82,363	—	—	(60,709)	21,654

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of March 31, 2020 and December 31, 2019 are as follows, continued:

In millions of won
December 31, 2019
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	8,146,521	21.57%	1,757,205	—	—	(63,238)	1,693,967
Gemeng International Energy Co., Ltd.		1,973,217	34.00%	670,896	—	—	—	670,896
PT. Bayan Resources TBK		680,061	20.00%	136,012	385,508	—	(76,379)	445,141
Korea Power Exchange		260,757	100.00%	260,757	—	—	(1,858)	258,899
GS Donghae Electric Power Co., Ltd.		752,891	34.00%	255,983	—	—	—	255,983
Hyundai Green Power Co., Ltd.		428,459	29.00%	124,253	—	—	—	124,253
PT. Cirebon Electric Power		448,818	27.50%	123,425	—	—	—	123,425
S-Power Co., Ltd.		239,597	49.00%	117,403	—	(1,619)	—	115,784
Dongducheon Dream Power Co., Ltd.		267,746	34.01%	91,060	1,757	(3,688)	(12,582)	76,547
Xe-Pian Xe-Namnoy Power Co., Ltd.		296,102	25.00%	74,026	305	(1,106)	(290)	72,935
Shin Pyeongtaek Power Co., Ltd.		174,280	40.00%	69,712	12,800	(15,556)	—	66,956
SPC Power Corporation		228,085	38.00%	86,672	—	—	(23,089)	63,583
Korea Electric Power Corporation Fund		41,923	98.09%	41,122	—	—	4	41,126
YTN Co., Ltd.		185,488	21.43%	39,747	—	—	—	39,747
Nepal Water & Energy Development Company Private Limited		51,526	58.59%	30,173	972	—	—	31,145
PT. Wampu Electric Power		63,815	46.00%	29,355	—	—	—	29,355
<Joint ventures>
Jamaica Public Service Company Limited		602,440	40.00%	240,976	(80,161)	—	92,792	253,607
KEPCO SPC Power Corporation		285,631	75.20%	214,794	—	—	—	214,794
Amman Asia Electric Power Company		320,274	60.00%	192,164	—	—	—	192,164
Datang Chifeng Renewable Power Co., Ltd.		463,269	40.00%	185,307	—	—	—	185,307
Rabigh Electricity Company		438,372	40.00%	175,349	—	(65,450)	(803)	109,096
Kelar S.A.		104,298	65.00%	67,794	2,668	—	—	70,462
Solar Philippines Calatagan Corporation		50,621	38.00%	19,236	29,694	—	—	48,930
RE Barren Ridge 1 Holdings LLC		85,833	50.00%	42,916	—	—	—	42,916
RE Holiday Holdings LLC		84,140	50.00%	42,070	—	—	—	42,070
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		102,561	40.00%	41,024	—	—	—	41,024
Chun-cheon Energy Co., Ltd.		117,448	29.90%	35,117	—	—	(245)	34,872
Chile Solar JV SpA		69,717	50.00%	34,859	—	—	—	34,859
PT. Tanjung Power Indonesia		98,078	35.00%	34,327	—	—	—	34,327
Shuweihat Asia Power Investment B.V.		37,384	49.00%	18,318	—	—	—	18,318
RE Pioneer Holdings LLC		62,313	50.00%	31,156	—	—	—	31,156

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(6)

As of March 31, 2020 and December 31, 2019, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

In millions of won	March 31, 2020			December 31, 2019
	Unrecognized equity interest		Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
Hadong Mineral Fiber Co., Ltd.	~~W~~	—	2	—	2
Eurasia Energy Holdings		10	196	6	186
Gunsan Bio Energy Co., Ltd.		70	3,362	1,090	3,292
Hyundai Energy Co., Ltd.		(540)	38,191	12,890	38,731
Nghi Son 2 Power LLC		124,078	226,902	61,165	102,824
Samcheok Eco Materials Co., Ltd.		(6)	782	(497)	788
Naepo Green Energy Co., Ltd.		(4,367)	4,914	9,281	9,281
Barakah One Company		22,887	138,983	116,096	116,096
Pioneer Gas Power Limited		3,195	3,309	114	114
Korea Nuclear Partners Co., Ltd.,		37	37	—	—
RE Barren ridge 1 Holdings LLC		1,059	1,059	—	—
Incheon New Power Co., Ltd.		29	29	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of March 31, 2020, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i)	Gemeng International Energy Co., Ltd.

Gemeng International Energy Co., Ltd. issued put options on 8% of its shares to its financial investors, KEPCO Woori Sprott PEF (NPS Co-Pa PEF). If the investment fund is not collected until the maturity date (December 25, 2023, two years extension is possible), PEF can exercise the option at strike price which is the same as a principal investment price (including operating fees ratio of below 1% per annum), and also, the Group provided a performance guarantee on this agreement.

(ii)	Taebaek Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period of defect repair for wind power generator has expired, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(iii)	Pyeongchang Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation.

(iv)	Daeryun Power Co., Ltd.

The Group reserves the right to participate in the transfer of shares in Daeryun Power Co., Ltd. on the same terms as Daeryun E&S Co., Ltd., if Daeryun E&S Co., Ltd. wishes to transfer its shares in Daeryun Power Co., Ltd.

(v)	Jeongam Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Jeongam Wind Power Co., Ltd. after the construction of the power plant has been completed, the Group is obligated to acquire those shares at fair value.

(vi)	Daegu Green Power Co., Ltd.

The Group has a right to purchase all the shares of Daegu Green Power Co., Ltd. held by the financial investores at the yield-based transfer amount agreed with the shareholders. The Group can exercise its right 5, 10 and 13 years after the date of the investment. The Group has a right to purchase all or part of the shares of Daegu Green Power Co., Ltd. held by Lotte Engineering & Construction Co. at the yield-based transfer amount agreed with the shareholders.

(vii)	Taebaek Guinemi Wind Power Co., Ltd.

At the commencement of the operation of the faciliity, the Group has a right to purchase all or part of the shares from the shareholders at fair value.

(viii)	Yeonggwang Wind Power Co., Ltd.

In case the Group intends to purchase all or part of the shares from Daehan Green Energy Co., Ltd., which is a non-controlling shareholder, Daehan Green Energy Co., Ltd. has an obligation to evaluate the shares at fair value and transfer them to the Group.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of March 31, 2020, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(ix)	Chester Solar I SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise. According to the shareholders’ agreement, when Sprott Chile Solar I SpA intends to sell its shares.

(x)	Chester Solar IV SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise. According to the shareholders’ agreement, when Sprott Chile Solar I SpA intends to sell its shares.

(xi)	Chester Solar V SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise. According to the shareholders’ agreement, when Sprott Chile Solar I SpA intends to sell its shares.

(xii)	Diego de Almagro Solar SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise. According to the shareholders’ agreement, when Sprott Chile Solar I SpA intends to sell its shares.

(xiii)	Laurel SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise. According to the shareholders’ agreement, when Sprott Chile Solar I SpA intends to sell its shares.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8) Significant restrictions on the Group’s abilities on associates or joint ventures as of March 31, 2020 are as follows:

Company	Nature and extent of any significant restrictions

Daegu Green Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions is obtained.

Pyeongchang Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions is obtained.

Daeryun Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

KNH Solar Co., Ltd.	Principal and interest, dividends to shareholders cannot be paid without written consent of financial institutions. Also, shares cannot be wholly or partially transferred without consent of other shareholders is obtained.

Jeongam Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and reimbursement to the lender can be restricted depending on the priority of the loans. Also, shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Korea Power Engineering Service Co., Ltd.	Shares cannot be wholly or partially transferred without consent of the board of directors is obtained.

Daehan Wind Power PSC	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Daejung Offshore Wind Power Co., Ltd.	Before the commencement of the operation, shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Naepo Green Energy Co., Ltd.	Shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Samcheok Eco Materials Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

KPGE Inc.	Shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Taebaek Guinemi Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Solaseado Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Indeck Niles Asset Management, LLC	Shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Indeck Niles Development, LLC	Shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Chester Solar IV SpA	Shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Chester Solar V SpA	Shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Diego de Almagro Solar Spa	Shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Laurel SpA	Shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Chester Solar I SpA	Shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Kelar S.A.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of March 31, 2020 are as follows, continued:

Company	Nature and extent of any significant restrictions

GS Donghae Electric Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Busan Shinho Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Honam Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy supply certificate can only be paid when all conditions of the loan agreement are satisfied.

Seokmun Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Chun-cheon Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, principals and interests on subordinated loans shall not be paid until the collateralized debt is fully repaid.

Yeonggwangbaeksu Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy supply certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Yeonggwang Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy supply certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Jamaica Public Service Company Limited	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions are obtained.

PT. Tanjung Power Indonesia	Dividends can only be paid when all conditions of the loan agreement are satisfied.

DE Energia SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Daesan Green Energy Co., Ltd.	Dividends and settlement amount for renewable energy supply certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Taebaek Gadeoksan Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy supply certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	13,872,943	(21,818)	—	—	13,851,125
Buildings		20,928,979	(60,636)	(8,515,996)	(4,962)	12,347,385
Structures		71,584,055	(186,443)	(26,239,735)	(9,633)	45,148,244
Machinery		90,015,229	(154,530)	(40,112,613)	(461,226)	49,286,860
Ships		2,279	—	(2,103)	—	176
Vehicles		315,900	(1,736)	(245,249)	(116)	68,799
Equipment		1,740,141	(204)	(1,383,686)	(42)	356,209
Tools		1,104,394	(335)	(950,685)	(38)	153,336
Construction-in-progress		29,529,249	(66,910)	—	(165,335)	29,297,004
Right-of-use assets		7,690,138	—	(2,943,473)	—	4,746,665
Asset retirement costs		11,716,836	—	(4,286,426)	(146,423)	7,283,987
Others		13,107,350	—	(10,551,232)	—	2,556,118

	~~W~~	261,607,493	(492,612)	(95,231,198)	(787,775)	165,095,908

In millions of won	December 31, 2019
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	13,848,063	(21,817)	—	—	13,826,246
Buildings		20,756,351	(61,920)	(8,305,683)	(4,962)	12,383,786
Structures		70,900,343	(186,554)	(25,711,840)	(9,633)	44,992,316
Machinery		89,224,339	(158,907)	(38,865,392)	(451,647)	49,748,393
Ships		3,104	—	(2,903)	—	201
Vehicles		309,829	(2,275)	(239,128)	(116)	68,310
Equipment		1,716,210	(241)	(1,342,053)	(42)	373,874
Tools		1,098,127	(403)	(934,023)	(40)	163,661
Construction-in-progress		28,584,806	(61,211)	—	(165,336)	28,358,259
Right-of-use assets		7,574,010	—	(2,790,437)	—	4,783,573
Asset retirement costs		11,690,188	—	(4,169,238)	(146,423)	7,374,527
Others		12,955,782	—	(10,327,101)	—	2,628,681

	~~W~~	258,661,152	(493,328)	(92,687,798)	(778,199)	164,701,827

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	March 31, 2020
	Beginning balance		Acquisitions	Disposals	Depreciation	Others	Ending balance
Land	~~W~~	13,848,063	34	(13,121)	(6)	37,973	13,872,943
(Government grants)		(21,817)	—	—	—	(1)	(21,818)
Buildings		12,445,706	90	(2,206)	(207,984)	172,415	12,408,021
(Government grants)		(61,920)	—	—	1,287	(3)	(60,636)
Structures		45,178,870	8	(102,121)	(599,464)	857,394	45,334,687
(Government grants)		(186,554)	—	474	2,369	(2,732)	(186,443)
Machinery		49,907,300	84,884	(44,557)	(1,342,794)	836,557	49,441,390
(Government grants)		(158,907)	—	126	4,252	(1)	(154,530)
Ships		201	—	—	(25)	—	176
Vehicles		70,585	1,013	(38)	(8,040)	7,015	70,535
(Government grants)		(2,275)	—	—	548	(9)	(1,736)
Equipment		374,115	10,767	(6)	(44,589)	16,126	356,413
(Government grants)		(241)	—	—	44	(7)	(204)
Tools		164,064	1,644	(1)	(18,381)	6,345	153,671
(Government grants)		(403)	—	—	68	—	(335)
Construction-in-progress		28,419,470	2,933,690	(163)	(3,891)	(1,985,192)	29,363,914
(Government grants)		(61,211)	(1,464)	—	—	(4,235)	(66,910)
Right-of-use assets		4,783,573	113,871	—	(148,636)	(2,143)	4,746,665
Asset retirement costs		7,374,527	23	—	(205,476)	114,913	7,283,987
Others		2,628,681	264	(2,435)	(229,871)	159,479	2,556,118

	~~W~~	164,701,827	3,144,824	(164,048)	(2,800,589)	213,894	165,095,908

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows, continued:

In millions of won	December 31, 2019
	Beginning balance		Effect of change in accounting policy	Acquisitions	Disposals	Depreciation	Impairment (*1, 4)	Others (*2, 3)	Ending balance
Land	~~W~~	13,554,292	—	40,752	(29,205)	—	(25,626)	307,850	13,848,063
(Government grants)		(21,968)	—	—	151	—	—	—	(21,817)
Buildings		11,933,691	—	3,195	(23,409)	(821,680)	(1,293)	1,355,202	12,445,706
(Government grants)		(63,189)	—	(592)	—	6,214	—	(4,353)	(61,920)
Structures		42,711,795	—	1,663	(470,230)	(2,399,283)	(1,234)	5,336,159	45,178,870
(Government grants)		(190,854)	—	—	2,405	9,373	—	(7,478)	(186,554)
Machinery		47,456,595	—	326,606	(248,951)	(5,452,669)	(12,247)	7,837,966	49,907,300
(Government grants)		(173,242)	—	(1,050)	635	17,993	—	(3,243)	(158,907)
Ships		302	—	—	—	(100)	—	(1)	201
Vehicles		72,189	—	3,789	4,558	(33,650)	—	23,699	70,585
(Government grants)		(4,220)	—	(228)	5	2,170	—	(2)	(2,275)
Equipment		382,859	—	47,532	(162)	(199,376)	(227)	143,489	374,115
(Government grants)		(418)	—	(81)	—	262	—	(4)	(241)
Tools		192,675	—	20,956	(31)	(87,708)	—	38,172	164,064
(Government grants)		(675)	—	—	—	281	—	(9)	(403)
Construction-in-progress		28,821,167	—	13,544,091	(199,853)	—	(8,828)	(13,737,107)	28,419,470
(Government grants)		(54,740)	—	12,338	—	—	—	(18,809)	(61,211)
Finance lease assets		195,730	(195,730)	—	—	—	—	—	—
(Government grants)		(26)	26	—	—	—	—	—	—
Right-of-use assets		—	5,143,651	220,996	—	(581,074)	—	—	4,783,573
Asset retirement costs		5,571,754	—	—	—	(626,856)	—	2,429,629	7,374,527
Others		2,359,477	—	1,388	(221)	(800,653)	(581)	1,069,271	2,628,681

	~~W~~	152,743,194	4,947,947	14,221,355	(964,308)	(10,966,756)	(50,036)	4,770,431	164,701,827

(*1)

KEPCO Bylong Australia Pty., Ltd., 100% owned subsidiary, performed an impairment test over its land and others. The Group recognized the amount of the carrying amount in excess of its recoverable amount as an impairment loss.

(*2)	‘Others’ include the amounts of assets acquired by the business combination.
(*3)

‘Others’ includes the amounts reclassified from construction-in-progress to other assets during the prior year relating to assets which were available for use two years before but were considered immaterial.

(*4)	The Group recognized impairment loss of ~~W~~3,819 million related to Wolsong unit 1, Shin-Hanul unit 3 & 4 and reversal of impairment loss of ~~W~~16,693 million related to Wolsong unit 1.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

19.	Investment Properties

(1)	Investment properties as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	114,463	—	—	114,463
Buildings		57,356	(11)	(32,840)	24,505

	~~W~~	171,819	(11)	(32,840)	138,968

In millions of won	December 31, 2019
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	129,897	—	—	129,897
Buildings		64,590	(13)	(35,894)	28,683

	~~W~~	194,487	(13)	(35,894)	158,580

(2)	Changes in investment properties for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	March 31, 2020
	Beginning balance		Disposals	Depreciation	Others	Ending balance
Land	~~W~~	129,897	(5,528)	—	(9,906)	114,463
Buildings		28,696	(1,108)	(370)	(2,702)	24,516
(Government grants)		(13)	—	—	2	(11)

	~~W~~	158,580	(6,636)	(370)	(12,606)	138,968

In millions of won	December 31, 2019
	Beginning balance		Depreciation	Others	Ending balance
Land	~~W~~	139,940	—	(10,043)	129,897
Buildings		19,669	(5,070)	14,097	28,696
(Government grants)		(50)	1	36	(13)

	~~W~~	159,559	(5,069)	4,090	158,580

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

19.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for the three-month periods ended March 31, 2020 and 2019 are as follows:

In millions of won	March 31, 2020		March 31, 2019
Rental income	~~W~~	1,279	2,207
Operating and maintenance expenses related to rental income		(357)	(244)

	~~W~~	922	1,963

(4)	Fair value of investment properties as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020			December 31, 2019
	Book value		Fair value	Book value	Fair value
Land	~~W~~	114,463	188,885	129,897	202,042
Buildings		24,505	33,129	28,683	38,046

	~~W~~	138,968	222,014	158,580	240,088

The Group determined the fair value of investment property on the transition date based on valuations conducted by an independent valuation firm that is independent of the Group. The valuation firm has appropriate qualifications and experience in the valuation of real estate in the Republic of Korea, and the valuation was conducted using a comparison method, which is a method of obtaining economic value based on the marketability of the property. The fair values of the investment properties as of the reporting date were determined by considering fluctuations in the publicly announced individual land price after the KIFRS transition date. (January 1, 2010)

(5)	All of the Group’s investment property is held under freehold interests.

20.	Construction Contracts

(1)	Changes in major contract amount in which revenue is not yet recognized for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	March 31, 2020
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in UAE and others	~~W~~	2,735,141	238,788	(207,421)	2,766,508

(*)

For the three-month period ended March 31, 2020, the increased balance of contracts from new orders and foreign exchange impact is ~~W~~260,616 million and the decreased balance of contracts due to changes in scope of construction work is ~~W~~21,828 million.

In millions of won	December 31, 2019
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in UAE and others	~~W~~	3,620,788	379,269	(1,264,916)	2,735,141

(*)

For the year ended December 31, 2019, the increased balance of contracts from new orders and foreign exchange impact is ~~W~~390,224 million and the decreased balance of contracts due to changes in scope of construction work is ~~W~~10,955 million.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

20.	Construction Contracts, Continued

(2)	Accumulated earned revenue, costs and others related to the Group’s construction contracts as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020
	Accumulated earned revenue		Accumulated costs	Accumulated profit
Nuclear power plant construction in UAE and others	~~W~~	20,850,778	19,431,806	1,418,972

In millions of won	December 31, 2019
	Accumulated earned revenue		Accumulated costs	Accumulated profit
Nuclear power plant construction in UAE and others	~~W~~	20,971,487	19,566,647	1,404,840

(3)	Gross amount due from customers recognized as assets and due to customers recognized as liabilities for contract work as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020			December 31, 2019
	Assets (*1)		Liabilities (*2)	Assets (*1)	Liabilities (*2)
Nuclear power plant construction in UAE and others	~~W~~	54,177	60,298	53,827	73,420

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.
(*2)	Included in non-financial liabilities in the consolidated statements of financial position.

(4)

The contract with BOC (purchaser) states that disclosure of information related to UAE nuclear power plant construction projects such as contract date, contractual completion date, completion progress, unbilled construction, impairment losses, etc. are not allowed without consent from the purchaser. BOC did not agree to disclose such information. Accordingly, the Group did not disclose such information based on KIFRS 1115 129.2(2) as it is probable that BOC may file a lawsuit for breach of contract if the Group does so. Also, the Group reported to the audit committee that those items will not be disclosed in the notes to the consolidated financial statements.

(5)	Changes in estimates of contract revenues and costs related to the Group’s construction services for the three-month period ended March 31, 2020 are as follows:

In millions of won	March 31, 2020
						Assets from construction contracts		Receivables from construction contracts
	Expected loss on construction contracts		Changes in estimates of contract revenue and costs	Amounts recognized in current profit or loss	Amounts recognized in future profit or loss	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts	Changes in estimated total contract costs
Transmission and distribution	~~W~~	—	34,933	23,063	11,870	19,837	—	—	—	—
Plant maintenance & engineering service		1,187	(31)	(77)	46	34,340	—	—	—	125

	~~W~~	1,187	34,902	22,986	11,916	54,177	—	—	—	125

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	716,299	(208)	(560,806)	—	155,285
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		100,471	—	(42,720)	(9,178)	48,573
Mining rights		556,330	—	(30,914)	(478,727)	46,689
Development expenditures		930,071	(4,515)	(832,035)	(19)	93,502
Intangible assets under development		67,478	(7,885)	—	(12,845)	46,748
Usage rights of donated assets and others		582,825	—	(394,339)	—	188,486
Leasehold rights		27,843	—	(20,880)	—	6,963
Greenhouse gas emissions rights		89,655	—	—	—	89,655
Others		564,987	(78)	(124,248)	(15,615)	425,046

	~~W~~	3,639,357	(12,686)	(2,009,340)	(516,384)	1,100,947

In millions of won	December 31, 2019
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	707,731	(235)	(542,736)	—	164,760
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		102,828	—	(40,389)	(9,178)	53,261
Mining rights		584,969	—	(28,456)	(512,790)	43,723
Development expenditures		916,834	(1,492)	(822,972)	(19)	92,351
Intangible assets under development		73,335	(11,029)	—	(12,845)	49,461
Usage rights of donated assets and others		582,825	—	(389,664)	—	193,161
Leasehold rights		25,989	—	(20,671)	—	5,318
Greenhouse gas emissions rights		41,656	—	—	—	41,656
Others		557,749	(79)	(119,446)	(11,939)	426,285

	~~W~~	3,597,314	(12,835)	(1,967,732)	(546,771)	1,069,976

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	March 31, 2020
	Beginning balance		Acquisitions	Disposals	Amortization	Others	Ending balance
Software	~~W~~	164,995	2,215	—	(17,248)	5,531	155,493
(Government grants)		(235)	—	—	27	—	(208)
Copyrights, patents rights and other industrial rights		53,261	4	—	(2,092)	(2,600)	48,573
Mining rights		43,723	1,604	—	(1,451)	2,813	46,689
Development expenditures		93,843	—	—	(7,113)	11,287	98,017
(Government grants)		(1,492)	—	—	270	(3,293)	(4,515)
Intangible assets under development		60,490	7,888	—	—	(13,745)	54,633
(Government grants)		(11,029)	—	—	—	3,144	(7,885)
Usage rights of donated assets and others		193,161	—	—	(4,452)	(223)	188,486
(Government grants)		—	—	—	—	—	—
Leasehold rights		5,318	—	—	(208)	1,853	6,963
Greenhouse gas emissions rights		41,656	1,725	(2,619)	—	48,893	89,655
Others		426,364	347	(43)	(5,849)	4,305	425,124
(Government grants)		(79)	—	—	1	—	(78)

	~~W~~	1,069,976	13,783	(2,662)	(38,115)	57,965	1,100,947

In millions of won	December 31, 2019
	Beginning balance		Acquisitions	Disposals	Amortization	Impairment (*1)	Others (*2)	Ending balance
Software	~~W~~	157,681	42,694	(774)	(81,883)	—	47,277	164,995
(Government grants)		(420)	—	—	202	—	(17)	(235)
Copyrights, patents rights and other industrial rights		67,112	171	(325)	(9,196)	—	(4,501)	53,261
Mining rights		534,524	8,742	—	(7,186)	(513,519)	21,162	43,723
Development expenditures		92,486	687	—	(28,901)	(68)	29,639	93,843
(Government grants)		(2,110)	—	—	833	—	(215)	(1,492)
Intangible assets under development		70,536	56,082	—	—	—	(66,128)	60,490
(Government grants)		(10,564)	—	—	—	—	(465)	(11,029)
Usage rights of donated assets and others		87,011	—	—	(15,632)	—	121,782	193,161
(Government grants)		—	—	—	—	—	—	—
Leasehold rights		5,552	—	—	(741)	—	507	5,318
Greenhouse gas emissions rights		7,050	118,743	(7,058)	—	—	(77,079)	41,656
Others		217,084	2,307	(164)	(14,413)	(22)	221,572	426,364
(Government grants)		—	—	—	2	—	(81)	(79)

	~~W~~	1,225,942	229,426	(8,321)	(156,915)	(513,609)	293,453	1,069,976

(*1)

KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd., 100% owned subsidiaries, performed an impairment test over the mining rights and the Group recognized the amount of the carrying amount in excess of its recoverable amount as an impairment loss.

(*2)	‘Others’ include the business rights amounting to ~~W~~172,434 million increased from the business combination between Korea East-West Power Co., Ltd. and Eumseong Natural Gas Power Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won and thousands of Australian dollars
March 31, 2020
Type	Description	Currency	Amount	Remaining useful lives
Software	ERP system and others	KRW	344	11 months ~ 1 year and 1 month
	Electricity sales information system	KRW	4,410	2 years 8 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	6,170	2 years and 6 months
	Contributions to ARP NRC DC	KRW	32,340	7 years 9 months
Mining rights	Mining right of Bylong mine	AUD	—	- (*)
Development expenditures	Electricity sales information system	KRW	13,520	1 year and 11 months
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge Dangjin power plant load facility usage right	KRW KRW	30,251 6,296	6 years and 8 months 1 year
Others	Occupancy and use of public waters	KRW	91,094	16 years and 10 months
	Greenhouse gas emissions rights	KRW	25,933	—
	Business rights	KRW	170,518	29 years and 8 months

(*)

The carrying amount of mining right does not exist, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. recognized impairment losses in full during the year ended December 31, 2019.

In millions of won and thousands of Australian dollars
December 31, 2019
Type	Description	Currency	Amount	Remaining useful lives
Software	ERP system and others	KRW	432	1 year and 2 months ~ 1 year and 4 months
	Electricity sales information system	KRW	4,824	3 years
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	6,787	2 years and 9 months
	Contributions to ARP NRC DC	KRW	34,755	8 years
Mining rights	Mining right of Bylong mine	AUD	—	- (*)
Development expenditures	Electricity sales information system	KRW	15,283	2 years and 3 months
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge Dangjin power plant load facility usage right	KRW KRW	31,385 7,870	6 years and 11 months 1 year and 3 months
Others	Occupancy and use of public waters	KRW	92,446	17 years and 1 month
	Business rights	KRW	171,955	29 years and 11 months

(*)

The carrying amount of mining right does not exist, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. recognized impairment losses in full during the year ended December 31, 2019.

(4)	For the three-month periods ended March 31, 2020 and 2019, the Group recognized research and development expenses of ~~W~~154,470 million and ~~W~~154,437 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

22. Trade and Other Payables

Trade and other payables as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020			December 31, 2019
	Current		Non-current	Current	Non-current
Trade payables	~~W~~	2,381,499	—	2,859,721	—
Other trade payables		1,370,731	2,467,107	1,952,659	2,446,714
Accrued expenses		1,015,213	35,470	1,028,869	2,033
Leasehold deposits received		2,571	709	2,571	709
Other deposits received		168,781	68,274	163,382	68,702
Lease liabilities		658,582	4,556,341	635,349	4,434,784
Dividends payable		54,692	—	6,851	—
Others (*)		—	11,278	—	12,818

	~~W~~	5,652,069	7,139,179	6,649,402	6,965,760

(*)	Details of others as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020			December 31, 2019
	Current		Non-current	Current	Non-current
Advance received from local governments	~~W~~	—	4,278	—	5,818
Others		—	7,000	—	7,000

	~~W~~	—	11,278	—	12,818

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020		December 31, 2019
Current liabilities
Short-term borrowings	~~W~~	102,622	1,098,555
Current portion of long-term borrowings		185,321	217,579
Current portion of debt securities		7,558,479	7,545,485
Less : Current portion of discount on long-term borrowings		(1,017)	(1,000)
Less : Current portion of discount on debt securities		(3,006)	(2,780)

		7,842,399	8,857,839

Non-current liabilities
Long-term borrowings		3,625,374	3,411,052
Debt securities		57,653,890	55,716,183
Less : Discount on long-term borrowings		(19,985)	(21,309)
Less : Discount on debt securities		(115,078)	(88,920)
Add : Premium on debt securities		1,707	1,696

		61,145,908	59,018,702

	~~W~~	68,988,307	67,876,541

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(2)	Repayment schedule of borrowings and debt securities as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won
March 31, 2020
Type	Borrowings		Debt securities
Less than 1 year	~~W~~	287,943	7,558,479
1~ 5 years		2,193,962	30,902,567
Over 5 years		1,431,412	26,751,323

	~~W~~	3,913,317	65,212,369

In millions of won
December 31, 2019
Type	Borrowings		Debt securities
Less than 1 year	~~W~~	1,316,134	7,545,485
1~ 5 years		2,113,404	31,552,963
Over 5 years		1,297,648	24,163,220

	~~W~~	4,727,186	63,261,668

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(3)	Short-term borrowings as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won and thousands of foreign currencies
March 31, 2020
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
Local short-term borrowings	Woori Bank and others	1.86 ~ 3.93	2020.04.06 ~ 2020.06.30	—	~~W~~	5,284
Foreign short-term borrowings	Korea Development Bank and others	1.86 ~ 4.60	2020.05.06 ~ 2020.09.23	USD 63,468		77,596
Foreign short-term borrowings	BDO Unibank	3M BVAL + 50bp	2020.12.20	PHP 225,000		5,393
Bank overdraft	Kookmin Bank and others	2.10	2020.04.01	—		13,000
Bank overdraft	Woori Bank and others	Libor +1.26 ~ 1.76	2020.05.31 ~ 2021.02.26	—		1,349

					~~W~~	102,622

In millions of won and thousands of foreign currencies
December 31, 2019
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
Local short-term borrowings	DB financial investment and others	2.00 ~ 2.20	2020.01.13 ~2020.02.05	—	~~W~~	280,000
Foreign short-term borrowings	LG-CNS	4.60	2020.06.30	USD 23,699		27,439
Foreign short-term borrowings	BDO Unibank	3M BVAL + 50bp	2020.12.20	PHP 225,000		5,130
Foreign short-term borrowings	Mizuho Bank	4.60	2020.06.30	USD 11,027		12,767
Electronic short-term bonds	Mirae asset daewoo and others	1.72 ~ 2.20	2020.01.10 ~2020.02.05	—		400,000
Local bank overdraft	Korea development Bank and others	1.98 ~ 2.75	2020.01.01 ~2020.04.16	—		373,219

					~~W~~	1,098,555

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won and thousands of foreign currencies
March 31, 2020
Type		Interest rate (%)	Maturity	Foreign currency		Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2020~2044		—	~~W~~	3,361
	Facility	2.50~4.60	2023~2028		—		57,762
	Operating funds	2.33~3.04	2020~2023		—		64,300
	Operating funds	1yr KoFC bond rate +0.95	2020~2022		—		24,000
Hana Bank	Commercial Paper	3M CD+0.13~0.32	2021~2024		—		1,150,000
	Facility	4.60	2028		—		12,127
	Facility	3yr KTB rate-1.25 Standard overdraft rate+2.45	2020~2035		—		30,095
IBK	PF Refinancing	CD+1.25	2030		—		10,259
Export-Import Bank of Korea	Project loans	1.50	2026		—		19,150
	Operating funds	1.78	2023		—		15,700
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025		—		4,048
	Facility	3yr KTB rate-2.25	2020~2024		—		1,925
	Project loans	—	2023		—		1,197
	Others	KTB rate-2.25	2024~2028		—		15,283
Shinhan Bank	Facility	CB rate+1.10	2028		—		18,191
	Others	3.95	2035		—		97,941
	Others	Standard overdraft rate+1.00	2035		—		97,941
Kookmin Bank	Facility	MOR+0.79 3M CD+1.79	2023~2031		—		32,582
Others	Facility	1.75~6.80	2026~2037		—		523,604
	Facility	CB rate+1.20 3M CD+1.60 Standard overdraft rate+2.45	2023~2037		—		85,325
	PF Refinancing	4.10	2030		—		28,496
	Others	4.50~7.90	2022~2039		—		102,364

							2,395,651

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2021~2023	USD	8,744		10,690
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD	101,943		124,635
	Direct loan and others	3M Libor+2.75~3.70	2027	JOD	146,380		252,418
	PF Loan	6M Libor+2.50~2.70	2032	USD	116,151		142,007
	Others	3.88	2021	USD	289,084		353,434
SCNT and others	Shareholder’s loan	8.00	2023	USD	12,357		15,107
	Shareholder’s loan	8.00	2031	JOD	4,853		8,368
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY	4,692,815		53,068
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.00	2032	JPY	3,027,196		34,232
IFC and others	Others	6M Libor+5.00	2031		PKR 39,986,650		295,501
Federal Financing Bank and others	PF Loan	2.39~13.00	2031~2038		USD 101,630		124,253
Others	Others	—	—		USD 1,088		1,331

							1,415,044

							3,810,695
Less : Discount on long-term borrowings							(21,002)
Less : Current portion of long-term borrowings							(185,321)
Add : Current portion of discount on long-term borrowings							1,017

						~~W~~	3,605,389

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of March 31, 2020 and December 31, 2019 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2019
Type		Interest rate (%)	Maturity	Foreign currency		Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2020~2044		—	~~W~~	3,500
	Facility	2.50~4.60	2023~2028		—		59,845
	Operating funds	2.33~3.04	2020~2022		—		55,000
	Operating funds	1yr KoFC bond rate +0.95	2020~2022		—		24,000
Hana Bank	Commercial Paper	3M CD+0.13~0.32	2021~2024		—		1,150,000
	Facility	4.60	2028		—		12,466
	Facility	3yr KTB rate-1.25	2020~2028		—		6,699
IBK	PF Refinancing	CD+1.25	2030		—		10,497
Export-Import Bank of Korea	Project loans	1.50	2026		—		19,150
	Operating funds	2.21	2020		—		35,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025		—		4,350
	Facility	3yr KTB rate-2.25	2020~2024		—		2,058
	Project loans	—	2023		—		1,197
	Others	KTB rate-2.25	2024~2028		—		15,696
Shinhan Bank	Facility	CB rate+1.10	2028		—		18,698
	Others	3.95	2035		—		99,146
	Others	Standard overdraft rate+1.00	2035		—		99,146
Kookmin Bank	Facility	3.16	2020		—		10,000
	Facility	MOR+0.79	2023		—		23,333
Others	Facility	1.75~6.80	2026~2036		—		390,044
	Facility	CB rate+1.10~1.60 Standard overdraft rate+2.45	2023~2036		—		111,834
	PF Refinancing	4.10	2030		—		29,159
	Others	4.50~7.90	2022~2039		—		102,348

							2,283,166

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2021~2023	USD	8,744		10,123
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD	101,912		117,994
	Direct loan and others	3M Libor+2.75~3.70	2027	JOD	146,380		239,039
	PF Loan	6M Libor+2.50~2.70	2032	USD	118,684		137,412
	Others	3.88	2021	USD	289,709		334,685
SCNT and others	Shareholder’s loan	6.50~8.00	2023	USD	13,000		15,051
	Shareholder’s loan	8.00	2031	JOD	4,853		7,925
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY	4,981,038		52,972
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.00	2032	JPY	3,213,121		34,171
IFC and others	Others	6M Libor+5.00	2031		PKR 37,252,930		278,652
Federal Financing Bank and others	PF Loan	2.39~13.00	2031~2038	USD	101,380		117,377
Others	Others	—	—	USD	57		64

							1,345,465

							3,628,631
Less : Discount on long-term borrowings							(22,309)
Less : Current portion of long-term borrowings							(217,579)
Add : Current portion of discount on long-term borrowings							1,000

						~~W~~	3,389,743

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won
	Issue date	Maturity	Interest rate (%)	March 31, 2020		December 31, 2019
Electricity bonds	2010.04.08~2020.03.30	2020.04.08~2049.10.24	1.32~5.26	~~W~~	29,700,000	28,450,000
Corporate bonds (*)	2009.10.16~2020.03.18	2020.04.05~2050.02.25	1.29~6.00		24,253,577	24,463,577

					53,953,577	52,913,577
Less : Discount on local debt securities					(41,214)	(42,274)
Less : Current portion of local debt securities					(5,830,000)	(6,340,000)
Add : Current portion of discount on local debt securities					1,405	1,409

				~~W~~	48,083,768	46,532,712

(*)	Corporate bonds of HeeMang Sunlight Power Co., Ltd. amounting to ~~W~~2,697 million can be redeemed on every March 31 for five years from its issue date, March 31, 2016.

(6)	Foreign debt securities as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won and thousands of foreign currencies
March 31, 2020
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD	249,076	~~W~~	304,520
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD	314,717		384,773
FY-04	2004.04.23	2034.04.23	5.13	USD	286,920		350,788
FY-11	2011.07.13	2021.07.13	4.75	USD	500,000		611,300
FY-12	2012.09.19	2022.09.19	3.00	USD	750,000		916,950
FY-13	2013.09.25	2020.09.25	5.75	AUD	325,000		244,585
FY-14	2014.07.30~2014.12.02	2020.06.02~2029.07.30	2.50~3.57	USD	600,000		733,560
FY-15	2015.06.15	2025.06.15	3.25	USD	300,000		366,780
FY-16	2016.01.21	2021.07.21	2.50	USD	300,000		366,780
FY-17	2017.04.12~2017.07.25	2020.04.12~2027.07.25	2.38~3.13	USD	1,100,000		1,344,860
FY-17	2017.10.30	2037.10.30	1.70	EUR	40,000		53,946
FY-17	2017.11.16	2037.11.16	2.36	SEK	450,000		54,774
FY-18	2018.01.29~2018.07.25	2021.01.29~2023.07.25	3.00~3.88	USD	1,800,000		2,200,680
FY-18	2018.03.13	2028.03.13	3.35	HKD	1,650,000		260,139
FY-19	2019.01.22~2019.06.24	2022.01.22~2024.06.24	2.50~3.38	USD	800,000		978,080
FY-19	2019.02.27	2024.02.27	0.13	CHF	200,000		254,762
FY-19	2019.07.19	2024.07.19~2028.07.19	0.00~0.05	CHF	300,000		382,143
FY-19	2019.07.22	2022.07.22	2.38	USD	300,000		366,780
FY-19	2019.10.30	2024.10.30	3M BBSW+97bp	AUD	300,000		225,771
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD	400,817		490,040
FY-20	2020.02.03	2025.02.23	1.29	USD	300,000		366,781

							11,258,792
Less : Discount on foreign debt securities							(76,870)
Add : Premium on foreign debt securities							1,707
Less : Current portion of foreign debt securities							(1,728,479)
Add : Current portion of discount on foreign debt securities							1,601

						~~W~~	9,456,751

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of March 31, 2020 and December 31, 2019 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2019
Type	Issue date	Maturity	Interest rate (%)	Foreign currency	Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD 249,074	~~W~~	288,379
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		364,379
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		332,196
FY-11	2011.07.13	2021.07.13	4.75	USD 500,000		578,900
FY-12	2012.09.19	2022.09.19	3.00	USD 750,000		868,350
FY-13	2013.09.25	2020.09.25	5.75	AUD 325,000		263,361
FY-14	2014.07.30~2014.12.02	2020.06.02~2029.07.30	2.50~3.57	USD 600,000		694,680
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		347,340
FY-16	2016.01.21	2021.07.21	2.50	USD 300,000		347,340
FY-17	2017.04.12~2017.07.25	2020.04.12~2027.07.25	2.38~3.13	USD 1,100,000		1,273,580
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		51,897
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		55,737
FY-18	2018.01.29~2018.07.25	2021.01.29~2023.07.25	3.00~3.88	USD 1,800,000		2,084,040
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		245,289
FY-19	2019.01.22~2019.06.24	2022.01.22~2024.06.24	2.50~3.38	USD 800,000		926,240
FY-19	2019.02.27	2024.02.27	0.13	CHF 200,000		239,104
FY-19	2019.07.19	2024.07.19~2027.07.19	0.00~0.05	CHF 300,000		358,656
FY-19	2019.07.22	2022.07.22	2.38	USD 300,000		347,340
FY-19	2019.10.31	2024.10.30	3M BBSW+97bp	AUD 300,000		243,102
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD 378,460		438,181

						10,348,091
Less : Discount on foreign debt securities						(49,426)
Add : Premium on foreign debt securities						1,696
Less : Current portion of foreign debt securities						(1,205,485)
Add : Current portion of discount on foreign debt securities						1,371

					~~W~~	9,096,247

(7)	Changes in borrowings and debt securities for the three-month periods ended March 31, 2020 and 2019 are as follows:

In millions of won	March 31, 2020		March 31, 2019
Beginning balance	~~W~~	67,876,541	61,034,627
Cash flow		519,362	1,909,767
Effect of exchange rate fluctuations		617,470	245,912
Others		(25,066)	1,612

Ending balance	~~W~~	68,988,307	63,191,918

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

24.	Lease

1)	Group as a lessee

(1)	Lease contracts

The Group applies the short-term leases recognition exemption to its lease contracts that have a lease term of 12 months or less from the commencement date, and recognized ~~W~~14,158 million as expense for the three-month period ended March 31, 2020. The Group also applies the leases of low-value assets recognition exemption to leases contracts with underlying assets considered to be low value (i.e. approximately less than ~~W~~5 million), and recognized ~~W~~569 million as expense for the three-month period ended March 31, 2020.

The Group has lease contracts for various items such as consecutive voyage charter contracts, power purchase agreements (PPA), real estate lease contracts including buildings, switchyard, and land for electric substation, vehicles, and other equipment.

(2)	Right-of-use assets as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020
	Acquisition cost		Accumulated depreciation	Book value
Land	~~W~~	718,590	(61,603)	656,987
Buildings		53,141	(23,343)	29,798
Structures		28,458	(3,020)	25,438
Machinery		1,308	(516)	792
Ships		4,214,493	(533,878)	3,680,615
Vehicles		24,736	(10,950)	13,786
Others (*)		2,649,412	(2,310,163)	339,249

	~~W~~	7,690,138	(2,943,473)	4,746,665

In millions of won	December 31, 2019
	Acquisition cost		Accumulated depreciation	Book value
Land	~~W~~	693,103	(49,029)	644,074
Buildings		54,980	(20,403)	34,577
Structures		28,198	(2,554)	25,644
Machinery		1,308	(484)	824
Ships		4,113,754	(425,465)	3,688,289
Vehicles		20,817	(7,109)	13,708
Others (*)		2,661,850	(2,285,393)	376,457

	~~W~~	7,574,010	(2,790,437)	4,783,573

(*)	Including power purchase agreements (“PPA”) with GS EPS and two other LNG combined power suppliers

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

24.	Lease, Continued

(3)	Changes in right-of-use assets for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	March 31, 2020
	Beginning balance		Increase	Depreciation	Others	Ending balance
Land	~~W~~	644,074	—	(12,357)	25,270	656,987
Buildings		34,577	7,104	(6,823)	(5,060)	29,798
Structures		25,644	260	(466)	—	25,438
Machinery		824	—	(32)	—	792
Ships		3,688,289	100,740	(108,414)	—	3,680,615
Vehicles		13,708	2,259	(1,948)	(233)	13,786
Others		376,457	3,508	(18,596)	(22,120)	339,249

	~~W~~	4,783,573	113,871	(148,636)	(2,143)	4,746,665

In millions of won	December 31, 2019
	Beginning balance		Changes in accounting policies (*)	Increase	Depreciation	Ending balance
Land	~~W~~	—	684,386	8,717	(49,029)	644,074
Buildings		—	36,874	18,106	(20,403)	34,577
Structures		—	20,840	7,358	(2,554)	25,644
Machinery		—	—	1,308	(484)	824
Ships		—	3,986,947	126,807	(425,465)	3,688,289
Vehicles		—	11,258	9,559	(7,109)	13,708
Others		—	403,346	49,141	(76,030)	376,457

	~~W~~	—	5,143,651	220,996	(581,074)	4,783,573

(*)	Including transferred amount of ~~W~~195,704 million, which was classified as finance lease assets as of December 31, 2018.

(4)	Lease liabilities as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020
Less than 1 year	~~W~~	703,062
1 ~ 5 years		2,438,325
More than 5 years		2,851,619

		5,993,006
Less : Discount		(778,083)

Present value of lease payment	~~W~~	5,214,923

In millions of won	December 31, 2019
Less than 1 year	~~W~~	686,445
1 ~ 5 years		2,334,883
More than 5 years		2,735,681

		5,757,009
Less : Discount		(686,876)

Present value of lease payment	~~W~~	5,070,133

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

24.	Lease, Continued

(5)	The details of the liquidity classification of lease liabilities as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020		December 31, 2019
Current lease liabilities	~~W~~	658,582	635,349
Non-current lease liabilities		4,556,341	4,434,784

	~~W~~	5,214,923	5,070,133

(6)	Changes in lease liabilities for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	March 31, 2020
	Beginning balance		Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	5,070,133	108,102	(230,313)	30,446	236,555	5,214,923

(*)	Including translation effect of foreign currency lease liabilities and others.

In millions of won	December 31, 2019
	Beginning balance		Changes in accounting policies	Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	283,806	4,943,584	218,800	(659,387)	85,950	197,380	5,070,133

(*)	Including translation effect of foreign currency lease liabilities and others.

(7)	Details of expense relating to lease contracts as lessee for the three-month periods ended March 31, 2020 and 2019 are as follows:

In millions of won	March 31, 2020		March 31, 2019
Depreciation of right-of-use assets	~~W~~	148,636	135,141
Interest expenses of lease liabilities		30,446	20,381
Leases expenses for short-term leases		14,158	4,722
Leases expenses for leases of low-value assets		569	341
Variable lease payments		10,863	(4,281)

	~~W~~	204,672	156,304

(8)

For the three-month periods ended March 31, 2020 and 2019, the total cash outflow related to the lease contract, including cash outflows due to short-term leases and leases of low-value asset leases, amounts to ~~W~~255,903 million and ~~W~~132,566 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

24.	Lease, Continued

2)	Group as a lessor

(1)	Finance lease contracts

The Group entered into power purchase agreements (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25 year lease term, and an 89.1MW level Fujeij wind power plant over a 20 year lease term. Also, the Group has provided fly-ash pipe conduit as finance leases with an average lease term of 7 years. In addition, the Group provides 30 energy storage system installation projects and 103 energy efficiency contracts as finance leases with a lease term of 1 to 10 years. Also, the Group entered into a PPA with the Comission Federal de Electricidad in Mexico to provide for 25 years (from December 2013 to November 2038) all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Profit and loss related to finance lease for the three-month periods ended March 31, 2020 and 2019 are as follows:

In millions of won	March 31, 2020		March 31, 2019
Finance income on the net investment in the lease	~~W~~	30,846	20,427

(3)	Maturity analysis of the lease payments receivable and reconciliation of the undiscounted lease payments to the net investment in the lease as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020		December 31, 2019
Less than 1 year	~~W~~	181,968	173,093
1 ~ 2 years		158,435	150,895
2 ~ 3 years		158,489	150,596
3 ~ 4 years		156,398	149,364
4 ~ 5 years		153,271	145,964
More than 5 years		1,748,882	1,740,652

		2,557,442	2,510,564
Less : Unearned finance income		(1,326,456)	(1,331,723)

Net investment in the lease	~~W~~	1,230,986	1,178,841

The implicit interest rate for a lease term is determined on the lease contract date. The average implicit interest rate of the finance lease contracts is from 3.5% up to 16.66% per year as of March 31, 2020. (prior year : 3.5%~16.48%)

(4)	Changes in the allowance for doubtful accounts of finance lease receivables for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	March 31, 2020		December 31, 2019
Beginning balance	~~W~~	862	1,133
Bad debt expense		—	—
Reversal of allowance for doubtful accounts		(169)	(271)

Ending balance	~~W~~	693	862

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

25.	Employment Benefits

(1)	Employment benefit obligations as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020		December 31, 2019
Net defined benefit asset	~~W~~	—	(1,047)
Net defined benefit obligations		2,069,031	1,925,134
Other long-term employee benefit obligations		4,589	4,720

	~~W~~	2,073,620	1,928,807

(2)    Principal assumptions on actuarial valuation as of March 31, 2020 and December 31, 2019 are as follows:

	March 31, 2020	December 31, 2019
Discount rate	1.88% ~ 2.05%	1.92% ~ 2.05%
Weighted average future salary and benefit levels	4.24%	4.39%
Weighted average duration	13.24 years	13.23 years

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

25.	Employment Benefits, Continued

(3)	Details of expense relating to defined benefit plans for the three-month periods ended March 31, 2020 and 2019 are as follows:

In millions of won	March 31, 2020		March 31, 2019
Current service cost	~~W~~	114,569	99,702
Interest cost		19,458	19,756
Expected return on plan assets		(10,351)	(10,215)
Past service cost		(2,027)	—
Loss from settlement		—	(234)

	~~W~~	121,649	109,009

Expenses as described above are recognized in those items below in the financial statements.

In millions of won	March 31, 2020		March 31, 2019
Cost of sales	~~W~~	90,066	81,475
Selling and administrative expenses		18,892	13,713
Others (Construction-in-progress and others)		12,691	13,821

	~~W~~	121,649	109,009

In addition, for the three-month periods ended March 31, 2020 and 2019, employee benefit obligations expenses of ~~W~~11,687 million and ~~W~~16,253 million, respectively, are recognized as cost of sales; and ~~W~~253 million and ~~W~~3,490 million, respectively, are recognized as selling and administrative expenses; and ~~W~~2,381 million and ~~W~~3,256 million, respectively, are recognized as construction-in-progress and others, relates to the Group’s defined contribution plans.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

25.	Employment Benefits, Continued

(4)	Details of defined benefit obligations as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020		December 31, 2019
Present value of defined benefit obligation from funded plans	~~W~~	4,177,620	4,035,400
Fair value of plan assets		(2,108,589)	(2,111,313)

Net liabilities incurred from defined benefit plans	~~W~~	2,069,031	1,924,087

(5)	Changes in the present value of defined benefit obligations for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	March 31, 2020		December 31, 2019
Beginning balance	~~W~~	4,035,400	3,414,116
Current service cost		114,569	440,300
Interest cost (*)		19,458	83,619
Remeasurement component		43,857	(93,736)
Past service cost		(2,027)	301,442
Loss (profit) from settlement		—	(2,018)
Actual payments		(33,791)	(108,057)
Others		154	(266)

Ending balance	~~W~~	4,177,620	4,035,400

(*)	Corporate bond (AAA rated) yield at year-end is applied to measure the interest cost on employee benefit obligations.

(6)	Changes in the fair value of plan assets for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	March 31, 2020		December 31, 2019
Beginning balance	~~W~~	2,111,313	1,775,331
Expected return		10,351	41,597
Remeasurement component		1,390	(11,186)
Contributions by the employers		1,669	348,386
Actual payments		(16,202)	(42,815)
Others		68	—

Ending balance	~~W~~	2,108,589	2,111,313

In addition, losses on accumulated remeasurement component amounted to ~~W~~147,455 million and ~~W~~117,779 million have been recognized as other comprehensive income or loss for the three-month period ended March 31, 2020 and for the year ended December 31, 2019, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

25.	Employment Benefits, Continued

(7)	Details of the fair value of plan assets as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020		December 31, 2019
Equity instruments	~~W~~	214,909	189,235
Debt instruments		612,514	648,265
Bank deposit		234,905	199,743
Others		1,046,261	1,074,070

	~~W~~	2,108,589	2,111,313

For the three-month period ended March 31, 2020 and for the year ended December 31, 2019, actual returns on plan assets amounted to ~~W~~11,741 million and ~~W~~30,411 million, respectively.

(8)	Remeasurement component recognized in other comprehensive income (loss) for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	March 31, 2020		December 31, 2019
Actuarial gain from changes in financial assumptions	~~W~~	8,714	(2,916)
Experience adjustments, etc.		35,143	(90,820)
Expected return		(1,390)	11,186

	~~W~~	42,467	(82,550)

Remeasurement component recognized as other comprehensive income or loss is included in retained earnings.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

26.	Provisions

(1)	Provisions as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020			December 31, 2019

	Current		Non-current	Current	Non-current
Employment benefits
Provisions for employment benefits	~~W~~	1,061,789	—	975,619	—
Litigation
Litigation provisions		42,369	47,983	39,177	49,221
Decommissioning cost
Nuclear plants		—	16,083,989	—	15,994,039
Spent fuel		334,712	1,018,649	401,741	953,539
Radioactive waste		77,644	1,810,533	77,053	1,811,029
PCBs		—	150,571	—	152,981
Other recovery provisions		—	16,866	—	10,773
Others
Power plant regional support program		177,719	—	140,133	—
Transmission regional support program		176,575	—	139,785	—
Provisions for financial guarantee		11	76,902	111	81,246
Provisions for RPS		45,626	—	2,889	—
Provisions for greenhouse gas emissions obligations		818,132	—	682,459	—
Others		145,061	16,436	145,754	13,220

	~~W~~	2,879,638	19,221,929	2,604,721	19,066,048

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

26.	Provisions, Continued

(2)	Changes in provisions for the March 31, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	March 31, 2020
	Beginning balance		Increase in provision	Payments	Reversals	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	975,619	246,662	(160,492)	—	—	1,061,789
Litigation
Litigation provisions		88,398	3,920	(17,606)	(1,585)	17,225	90,352
Decommissioning cost
Nuclear plants		15,994,039	97,614	(7,664)	—	—	16,083,989
Spent fuel		1,355,280	147,871	(149,790)	—	—	1,353,361
Radioactive waste		1,888,082	8,920	(8,825)	—	—	1,888,177
PCBs		152,981	755	(3,165)	—	—	150,571
Other recovery provisions		10,773	5,647	—	—	447	16,867
Others
Power plant regional support program		140,133	39,455	(9,498)	—	7,629	177,719
Transmission regional support program		139,785	69,148	(32,358)	—	—	176,575
Provisions for financial guarantee		81,357	164	(70)	(4,975)	436	76,912
Provisions for RPS		2,889	146,006	(58,214)	(45,055)	—	45,626
Provisions for greenhouse gas emissions obligations		682,459	117,525	—	—	18,148	818,132
Others		158,974	2,852	(935)	(102)	708	161,497

	~~W~~	21,670,769	886,539	(448,617)	(51,717)	44,593	22,101,567

In millions of won	December 31, 2019
	Beginning balance		Increase in provision	Payments	Reversals	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	976,347	900,033	(879,980)	(20,781)	—	975,619
Litigation
Litigation provisions		77,793	59,366	(17,236)	(31,525)	—	88,398
Decommissioning cost
Nuclear plants		13,388,134	2,639,562	(33,657)	—	—	15,994,039
Spent fuel		1,291,354	440,029	(376,103)	—	—	1,355,280
Radioactive waste		1,685,008	209,551	(6,787)	—	310	1,888,082
PCBs		147,668	14,251	(8,938)	—	—	152,981
Other recovery provisions		10,477	2,020	(2,033)	—	309	10,773
Others
Power plant regional support program		137,668	41,341	(48,390)	—	9,514	140,133
Transmission regional support program		151,698	169,616	(181,529)	—	—	139,785
Provisions for tax		6,845	—	—	(6,847)	2	—
Provisions for financial guarantee		15,586	83,910	(16,589)	(1,551)	1	81,357
Provisions for RPS		93,919	222,119	(313,149)	—	—	2,889
Provisions for greenhouse gas emissions obligations		136,187	724,002	(152,463)	(25,267)	—	682,459
Others		61,862	113,751	(16,217)	(833)	411	158,974

	~~W~~	18,180,546	5,619,551	(2,053,071)	(86,804)	10,547	21,670,769

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

27.	Government Grants

(1)	Government grants as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020		December 31, 2019
Land	~~W~~	(21,818)	(21,817)
Buildings		(60,636)	(61,920)
Structures		(186,443)	(186,554)
Machinery		(154,530)	(158,907)
Vehicles		(1,736)	(2,275)
Equipment		(204)	(241)
Tools		(335)	(403)
Construction-in-progress		(66,910)	(61,211)
Investment properties		(11)	(13)
Software		(208)	(235)
Development expenditures		(4,515)	(1,492)
Intangible assets under development		(7,885)	(11,029)
Other intangible assets		(78)	(79)

	~~W~~	(505,309)	(506,176)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

27.	Government Grants, Continued

(2)	Changes in government grants for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	March 31, 2020
	Beginning balance		Receipt	Acquisitions	Offset items with depreciation expense and others	Disposals	Others	Ending balance
Cash	~~W~~	—	(150)	—	—	—	150	—
Land		(21,817)	—	—	—	—	(1)	(21,818)
Buildings		(61,920)	—	—	1,287	—	(3)	(60,636)
Structures		(186,554)	—	—	2,369	474	(2,732)	(186,443)
Machinery		(158,907)	—	—	4,252	126	(1)	(154,530)
Vehicles		(2,275)	—	—	548	—	(9)	(1,736)
Equipment		(241)	—	—	44	—	(7)	(204)
Tools		(403)	—	—	68	—	—	(335)
Construction-in-progress		(61,211)	—	(1,464)	—	—	(4,235)	(66,910)
Investment properties		(13)	—	—	—	—	2	(11)
Software		(235)	—	—	27	—	—	(208)
Development expenditures		(1,492)	—	—	270	—	(3,293)	(4,515)
Intangible assets under development		(11,029)	—	—	—	—	3,144	(7,885)
Other intangible assets		(79)	—	—	1	—	—	(78)

	~~W~~	(506,176)	(150)	(1,464)	8,866	600	(6,985)	(505,309)

In millions of won	December 31, 2019
	Beginning balance		Receipt	Acquisitions	Offset items with depreciation expense and others	Disposals	Others	Ending balance
Cash	~~W~~	—	(21,705)	—	—	—	21,705	—
Land		(21,968)	—	—	—	151	—	(21,817)
Buildings		(63,189)	—	—	6,214	—	(4,945)	(61,920)
Structures		(190,854)	—	—	9,373	2,405	(7,478)	(186,554)
Machinery		(173,242)	—	—	17,993	635	(4,293)	(158,907)
Vehicles		(4,220)	—	—	2,170	5	(230)	(2,275)
Equipment		(418)	—	—	262	—	(85)	(241)
Tools		(675)	—	—	281	—	(9)	(403)
Construction-in-progress		(54,740)	—	12,338	—	—	(18,809)	(61,211)
Finance lease assets		(26)	—	—	—	—	26	—
Investment properties		(50)	—	—	1	—	36	(13)
Software		(420)	—	—	202	—	(17)	(235)
Development expenditures		(2,110)	—	—	833	—	(215)	(1,492)
Intangible assets under development		(10,564)	—	—	—	—	(465)	(11,029)
Other intangible assets		—	—	—	2	—	(81)	(79)

	~~W~~	(522,476)	(21,705)	12,338	37,331	3,196	(14,860)	(506,176)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

28.	Deferred Revenue

Deferred revenue related to the Group’s construction contracts for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	March 31, 2020		December 31, 2019
Beginning balance	~~W~~	9,201,538	8,606,563
Increase during the period		263,973	1,199,783
Recognized as revenue during the period		(152,636)	(604,808)

Ending balance	~~W~~	9,312,875	9,201,538

29.	Non-financial Liabilities

Non-financial liabilities as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020			December 31, 2019
	Current		Non-current	Current	Non-current
Advance received	~~W~~	3,739,785	222,858	3,825,240	192,863
Unearned revenue		30,806	6,593	30,988	6,589
Deferred revenue		584,668	8,728,207	590,928	8,610,610
Withholdings		318,829	10,920	160,977	10,901
Others		1,464,733	35,950	1,080,220	13,489

	~~W~~	6,138,821	9,004,528	5,688,353	8,834,452

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

30.	Contributed Capital

(1)	Details of shares issued as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won except share information
	March 31, 2020
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

In millions of won except share information
	December 31, 2019
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

(2)	Details in number of issued capital stock for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

Number of shares	March 31, 2020	December 31, 2019
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020		December 31, 2019
Share premium	~~W~~	843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020		December 31, 2019
Legal reserve (*)	~~W~~	1,604,910	1,604,910
Voluntary reserves		34,785,425	34,785,425
Retained earnings before appropriations		12,793,451	12,811,798

Retained earnings	~~W~~	49,183,786	49,202,133

(*)

The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020		December 31, 2019
Reserve for investment on social overhead capital	~~W~~	5,277,449	5,277,449
Reserve for research and human development (*)		330,000	330,000
Reserve for business expansion		28,967,976	28,967,976
Reserve for equalizing dividends		210,000	210,000

	~~W~~	34,785,425	34,785,425

(*)

The reserve for research and human development is appropriated by KEPCO to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Restriction of Special Taxation Act of Korea.

(3)	Changes in retained earnings for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	March 31, 2020		December 31, 2019
Beginning balance	~~W~~	49,202,133	51,519,119
Net profit (loss) for the period attributed to owner of the Group		22,979	(2,345,517)
Changes in equity method retained earnings		(248)	(6,789)
Remeasurement of defined benefit liability, net of tax		(41,078)	36,160
Transfer of gain (loss) on valuation of financial assets through other comprehensive income		—	(840)

Ending balance	~~W~~	49,183,786	49,202,133

(4)	Dividends paid for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	March 31, 2020
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	—	—

In millions of won	December 31, 2019
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

31.	Retained Earnings and Dividends Paid, Continued

(5)	Changes in retained earnings of investments in associates and joint ventures for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	March 31, 2020		December 31, 2019
Beginning balance	~~W~~	(2,820)	3,969
Changes		(248)	(6,789)

Ending balance	~~W~~	(3,068)	(2,820)

(6)	Changes in remeasurement components related to defined benefit liability for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	March 31, 2020		December 31, 2019
Beginning balance	~~W~~	(117,779)	(219,381)
Changes		(47,260)	76,395
Income tax effect		6,182	(40,235)
Transfer to reserve for business expansion		11,402	65,442

Ending balance	~~W~~	(147,455)	(117,779)

32.	Hybrid Bonds

Hybrid bonds classified as equity (non-controlling interest) as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won
Issuer	Hybrid bond	Issued date	Maturity	Yield (%)	March 31, 2020		December 31, 2019
Korea South-East Power Co., Ltd.	1st hybrid bond	2012.12.07	2042.12.06	4.38	~~W~~	170,000	170,000
Korea South-East Power Co., Ltd.	2nd hybrid bond	2012.12.07	2042.12.06	4.44		230,000	230,000
Expense of issuance						(1,090)	(1,090)

					~~W~~	398,910	398,910

Although these instruments have contractual maturity dates, the contractual agreements allow these subsidiaries to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Group decides not to pay dividends on common shares, they are not required to pay interest on the hybrid bonds.

Substantially, as these instruments have no contractual obligation to pay principal and interest, these instruments have been classified as equity (non-controlling interest) in the Group’s consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

33.	Other Components of Equity

(1)	Other components of equity as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020		December 31, 2019
Other capital surplus	~~W~~	1,224,402	1,226,364
Accumulated other comprehensive loss		(318,784)	(280,730)
Other equity		13,294,973	13,294,973

	~~W~~	14,200,591	14,240,607

(2)	Changes in other capital surplus for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	March 31, 2020				December 31, 2019
	Gain on disposal of treasury stocks		Others	Subtotal	Gain on disposal of treasury stocks	Others	Subtotal
Beginning balance	~~W~~	387,524	838,840	1,226,364	387,524	847,301	1,234,825
Issuance of share capital of subsidiary and others		—	(1,962)	(1,962)	—	—	—
Others		—	—	—	—	(8,461)	(8,461)

Ending balance	~~W~~	387,524	836,878	1,224,402	387,524	838,840	1,226,364

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

33.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	March 31, 2020
	Financial asset at fair value through other comprehensive income valuation reserve		Shares in other comprehensive income (loss) of investments in associates and joint ventures	Reserve for overseas operations translation	Reserve for loss on valuation of derivatives	Total
Beginning balance	~~W~~	(92,599)	142,896	(294,898)	(36,129)	(280,730)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		(51,544)	—	—	—	(51,544)
Shares in other comprehensive income (loss) of associates and joint ventures, net of tax		—	(38,836)	—	—	(38,836)
Foreign currency translation of foreign operations, net of tax		—	—	38,364	—	38,364
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	13,962	13,962

Ending balance	~~W~~	(144,143)	104,060	(256,534)	(22,167)	(318,784)

In millions of won	December 31, 2019
	Financial asset at fair value through other comprehensive income valuation reserve		Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation	Reserve for loss on valuation of derivatives	Total
Beginning balance	~~W~~	(81,708)	123,553	(350,245)	(50,170)	(358,570)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		(10,891)	—	—	—	(10,891)
Shares in other comprehensive income of associates and joint ventures, net of tax		—	19,343	—	—	19,343
Foreign currency translation of foreign operations, net of tax		—	—	55,347	—	55,347
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	14,041	14,041

Ending balance	~~W~~	(92,599)	142,896	(294,898)	(36,129)	(280,730)

(4)	Other equity as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020		December 31, 2019
Statutory revaluation reserve	~~W~~	13,295,098	13,295,098
Changes in other equity		(125)	(125)

	~~W~~	13,294,973	13,294,973

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

34.	Sales

Details of sales for the three-month periods ended March 31, 2020 and 2019 are as follows:

In millions of won	March 31, 2020				March 31, 2019
	Domestic		Overseas	Total	Domestic	Overseas	Total
[Type of goods and services]
Sales of goods	~~W~~	14,550,236	62,609	14,612,845	14,676,701	77,311	14,754,012
Electricity		14,304,384	—	14,304,384	14,437,525	—	14,437,525
Heat supply		104,868	—	104,868	132,598	—	132,598
Others		140,984	62,609	203,593	106,578	77,311	183,889
Sales related to provision of services		52,233	67,992	120,225	51,758	43,121	94,879
Sales related to provision of construction services		28,006	179,415	207,421	17,517	238,537	256,054
Revenue related to transfer of assets from customers		152,636	—	152,636	143,459	—	143,459

	~~W~~	14,783,111	310,016	15,093,127	14,889,435	358,969	15,248,404

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	14,550,236	62,609	14,612,845	14,676,701	77,311	14,754,012
Performance obligations satisfied over time		232,875	247,407	480,282	212,734	281,658	494,392

	~~W~~	14,783,111	310,016	15,093,127	14,889,435	358,969	15,248,404

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

35.	Selling and Administrative Expenses

Selling and administrative expenses for the three-month periods ended March 31, 2020 and 2019 are as follows:

In millions of won	March 31, 2020		March 31, 2019
Salaries	~~W~~	196,094	196,655
Retirement benefit expense		19,145	17,203
Welfare and benefit expense		28,128	27,690
Insurance expense		2,579	3,019
Depreciation		53,126	59,055
Amortization of intangible assets		17,322	13,964
Bad debts expense		18,477	4,952
Commission		108,417	179,967
Advertising expense		5,409	6,883
Training expense		983	1,553
Vehicle maintenance expense		2,097	2,866
Publishing expense		837	1,439
Business development expense		834	771
Rent expense		5,586	6,882
Telecommunication expense		2,195	2,265
Transportation expense		428	211
Taxes and dues		7,148	4,016
Expendable supplies expense		1,939	1,753
Water, light and heating expense		4,479	4,455
Repairs and maintenance expense		13,614	12,731
Ordinary development expense		41,970	41,030
Travel expense		3,458	4,509
Clothing expense		696	443
Survey and analysis expense		188	217
Membership fee		541	434
Others		30,108	31,413

	~~W~~	565,798	626,376

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

36.	Other Non-operating Income and Expense

(1)	Other non-operating income for the three-month periods ended March 31, 2020 and 2019 are as follows:

In millions of won	March 31, 2020		March 31, 2019
Reversal of other provisions	~~W~~	1,570	7,080
Reversal of other allowance for bad debts		24	—
Gains on government grants		71	71
Gains on assets contributed		10,437	64
Gains on liabilities exempted		830	103
Compensation and reparations revenue		19,495	18,842
Revenue from research contracts		937	1,150
Rental income		46,867	46,982
Others		6,293	6,305

	~~W~~	86,524	80,597

(2)	Other non-operating expense for the three-month periods ended March 31, 2020 and 2019 are as follows:

In millions of won	March 31, 2020		March 31, 2019
Compensation and indemnification expense	~~W~~	313	—
Accretion expenses of other provisions		56	51
Depreciation expenses on investment properties		370	244
Depreciation expenses on idle assets		1,639	1,636
Other bad debts expense		35	847
Donations		11,143	11,985
Others		3,057	5,473

	~~W~~	16,613	20,236

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

37.	Other Gains (Losses)

Composition of other gains (losses) for the three-month periods ended March 31, 2020 and 2019 are as follows:

In millions of won	March 31, 2020		March 31, 2019
Other gains
Gains on disposal of property, plant and equipment	~~W~~	27,357	8,833
Gains on disposal of intangible assets		—	97
Gains of disposal of investment property		34,423	—
Gains on foreign currency translation		12,018	4,540
Gains on foreign currency transactions		7,830	6,301
Gains on insurance proceeds		—	13
Others		61,244	66,345
Other losses
Losses on disposal of property, plant and equipment		(7,786)	(13,992)
Impairment loss on property, plant and equipment		—	(2,279)
Losses on foreign currency translation		(8,581)	(58,960)
Losses on foreign currency transactions		(22,100)	(9,860)
Others		(42,465)	(11,322)

	~~W~~	61,940	(10,284)

38.	Finance Income

Finance income for the three-month periods ended March 31, 2020 and 2019 are as follows:

In millions of won	March 31, 2020		March 31, 2019
Interest income	~~W~~	66,506	61,304
Dividends income		42	1,313
Gains on disposal of financial assets		—	850
Gains on valuation of financial assets at fair value through profit or loss		6,225	4,961
Gains on valuation of derivatives		559,180	164,543
Gains on transaction of derivatives		39,897	35,144
Gains on foreign currency translation		124,239	29,293
Gains on foreign currency transactions		4,527	4,167
Others		149	—

	~~W~~	800,765	301,575

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

39.	Finance Expenses

Finance expenses for the three-month periods ended March 31, 2020 and 2019 are as follows:

In millions of won	March 31, 2020		March 31, 2019
Interest expense	~~W~~	516,383	503,377
Losses on sale of financial assets		47	58
Losses on valuation of financial assets at fair value through profit or loss		225	696
Losses on valuation of derivatives		82,185	8,966
Losses on transaction of derivatives		11,981	9,662
Losses on foreign currency translation		808,759	169,807
Losses on foreign currency transactions		3,867	4,524
Others		589	1,686

	~~W~~	1,424,036	698,776

Capitalization rates for the three-month periods ended March 31, 2020 and 2019 are 2.50%~4.60% and 2.37%~3.86% respectively.

40.	Income Taxes

Income tax expense (benefit) is calculated by adjusting adjustments recognized in the current period, changes in deferred tax assets and liabilities resulting from temporary differences, and income tax expense related to items recognized as other than profit or loss. The average effective tax rate for the current period is 63.02%, and for the previous period, the Group did not calculate the average effective tax rate, because income tax benefit occurred for the period.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

41.	Assets Held-for-Sale

Assets held-for-sale as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020		December 31, 2019
Land	~~W~~	23,002	23,002
Buildings		—	193
Investment stocks (*1, 2)		288	4,921

	~~W~~	23,290	28,116

(*1)	Ulleungdo Natural Energy Co., Ltd. was in the process of liquidating its business as of March 31, 2020 and has been reclassified to assets held-for-sale, during the year ended December 31, 2019.
(*2)	Garolim Tidal Power Plant Co., Ltd. was in the process of liquidating its business as of March 31, 2020 and has been reclassified to assets held-for-sale, during the year ended December 31, 2019.

42.	Expenses Classified by Nature

Expenses classified by nature for the three-month periods ended March 31, 2020 and 2019 are as follows:

In millions of won	March 31, 2020
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	3,790,815	3,790,815
Salaries		196,094	1,035,352	1,231,446
Retirement benefit expense		19,145	101,753	120,898
Welfare and benefit expense		28,128	112,575	140,703
Insurance expense		2,579	22,998	25,577
Depreciation		53,126	2,745,824	2,798,950
Amortization of intangible assets		17,322	20,793	38,115
Bad debts expense		18,477	—	18,477
Commission		108,417	114,978	223,395
Advertising expense		5,409	1,309	6,718
Training expense		983	2,019	3,002
Vehicle maintenance expense		2,097	1,805	3,902
Publishing expense		837	772	1,609
Business promotion expense		834	899	1,733
Rent expense		5,586	14,459	20,045
Telecommunication expense		2,195	2,747	4,942
Transportation expense		428	1,357	1,785
Taxes and dues		7,148	91,965	99,113
Expendable supplies expense		1,939	10,170	12,109
Water, light and heating expense		4,479	8,303	12,782
Repairs and maintenance expense		13,614	532,266	545,880
Ordinary development expense		41,970	112,500	154,470
Travel expense		3,458	16,382	19,840
Clothing expense		696	571	1,267
Survey and analysis expense		188	754	942
Membership fee		541	4,493	5,034
Power purchase		—	4,819,457	4,819,457
Others		30,108	529,459	559,567

	~~W~~	565,798	14,096,775	14,662,573

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

42.	Expenses Classified by Nature, Continued

Expenses classified by nature for the three-month periods ended March 31, 2020 and 2019 are as follows, continued:

In millions of won	March 31, 2019
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	4,735,035	4,735,035
Salaries		196,655	885,072	1,081,727
Retirement benefit expense		17,203	97,728	114,931
Welfare and benefit expense		27,690	99,274	126,964
Insurance expense		3,019	23,480	26,499
Depreciation		59,055	2,558,314	2,617,369
Amortization of intangible assets		13,964	22,862	36,826
Bad debts expense		4,952	—	4,952
Commission		179,967	83,966	263,933
Advertising expense		6,883	1,588	8,471
Training expense		1,553	2,545	4,098
Vehicle maintenance expense		2,866	1,629	4,495
Publishing expense		1,439	704	2,143
Business promotion expense		771	1,034	1,805
Rent expense		6,882	44,619	51,501
Telecommunication expense		2,265	2,456	4,721
Transportation expense		211	1,253	1,464
Taxes and dues		4,016	88,175	92,191
Expendable supplies expense		1,753	5,940	7,693
Water, light and heating expense		4,455	10,833	15,288
Repairs and maintenance expense		12,731	403,549	416,280
Ordinary development expense		41,030	113,407	154,437
Travel expense		4,509	16,131	20,640
Clothing expense		443	1,468	1,911
Survey and analysis expense		217	748	965
Membership fee		434	4,201	4,635
Power purchase		—	5,538,651	5,538,651
Others		31,413	507,246	538,659

	~~W~~	626,376	15,251,908	15,878,284

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

43.	Earnings (Loss) Per Share

(1)	Basic earnings (loss) per share for the three-month periods ended March 31, 2020 and 2019 are as follows:

In won
Type	March 31, 2020		March 31, 2019
Basic earnings (loss) per share	~~W~~	36	(1,227)

(2)

Net profit (loss) for the period and weighted average number of common shares used in the calculation of basic earnings (loss) per share for the three-month periods ended March 31, 2020 and 2019 are as follows:

In millions of won except number of shares
Type	March 31, 2020		March 31, 2019
Net income (loss) attributable to controlling interest	~~W~~	22,979	(787,798)
Profit (loss) used in the calculation of total basic earnings per share		22,979	(787,798)
Weighted average number of common shares		641,964,077	641,964,077

(3)	Weighted average number of common shares used in the calculation of basic earnings (loss) per share for the three-month periods ended March 31, 2020 and 2019 are as follows:

In number of shares
Type	March 31, 2020	March 31, 2019
The number of common shares issued at beginning of the year	641,964,077	641,964,077
Weighted average number of common shares	641,964,077	641,964,077

(4)	There are no potential dilutive instruments and diluted earnings (loss) per share are same as basic earnings (loss) per share for the three-month periods ended March 31, 2020 and 2019.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

44.	Risk Management

(1)	Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue while maximizing the return to shareholder through the optimization of the debt and equity balance. The capital structure of the Group consists of net debt (offset by cash and cash equivalents) and equity. The Group’s overall capital risk management strategy remains consistent with the prior year.

Details of the Group’s capital management accounts as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020		December 31, 2019
Total borrowings and debt securities	~~W~~	68,988,307	67,876,541
Cash and cash equivalents		1,458,491	1,810,129

Net borrowings and debt securities		67,529,816	66,066,412

Total shareholder’s equity	~~W~~	68,822,118	68,889,649

Debt to equity ratio		98.12%	95.90%

(2)	Financial risk management

The Group is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), credit risk. The Group monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyze exposures by degree and magnitude of risks. The Group uses derivative financial instruments to hedge certain risk exposures. The Group’s overall financial risk management strategy remains consistent with the prior year.

(i)	Credit risk

Credit risk is the risk of finance loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales activities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Group makes transactions with are reputable financial institutions, the credit risk from them are considered limited. The Group decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

①	Credit risk management

Electricity sales, the main operations of the Group are the necessity for daily life and industrial activities of Korean nationals, and have importance as one of the national key industries. The Group dominates the domestic market supplying electricity to customers. The Group is not exposed to significant credit risk as customers of the Group are diverse and are from various industries and areas. The Group uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counterparty will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

②	Impairment and allowance account

In accordance with the Group policies, individual material financial assets are assessed on a regular basis, trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectable amounts are included in this assessment.

Allowance for bad debts assessed on a collective basis are recognized for (i) the group of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and past experience.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Group’s level of maximum exposure to credit risk as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020		December 31, 2019
Cash and cash equivalents	~~W~~	1,458,491	1,810,129
Financial assets at fair value through profit or loss		1,975,549	747,261
Derivative assets (trading)		450,597	165,204
Financial assets at amortized cost		13,633	13,609
Loans		762,241	738,707
Long-term/short-term financial instruments		2,537,766	1,960,227
Derivative assets (applying hedge accounting)		405,696	145,829
Trade and other receivables		8,733,850	9,703,749
Financial guarantee contracts (*)		3,222,218	3,338,566

(*)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

As of the reporting date, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Group’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions

①	Defined benefit obligation

A sensitivity analysis of defined benefit obligation assuming a 1% increase and decrease movements in the actuarial valuation assumptions as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won		March 31, 2020			December 31, 2019
Type	Accounts	1% Increase		1% Decrease	1% Increase	1% Decrease
Future salary increases	Increase (decrease) in defined benefit obligation	~~W~~	444,505	(415,592)	442,748	(386,147)
Discount rate	Increase (decrease) in defined benefit obligation		(424,589)	469,133	(402,099)	475,765

Changes of employee benefits assuming a 1% increase and decrease movements in discount rate on plan asset for the three-month periods ended March 31, 2020 and 2019 are ~~W~~5,236 million and ~~W~~4,435 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

②	Provisions

Changes in provisions due to movements in underlying assumptions as of March 31, 2020 and December 31, 2019 are as follows:

Type	Accounts	March 31, 2020	December 31, 2019
PCBs	Inflation rate	1.09%	1.09%
	Discount rate	1.97%	1.97%
Nuclear plants	Inflation rate	1.10%	1.10%
	Discount rate	2.43%	2.43%
Spent fuel	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%

A sensitivity analysis of provisions assuming a 0.1% increase and decrease movements in the underlying assumptions as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won		March 31, 2020			December 31, 2019
Type	Accounts	0.1% Increase		0.1% Decrease	0.1% Increase	0.1% Decrease
Discount rate	PCBs	~~W~~	(491)	493	(527)	530
	Nuclear plants		(314,222)	323,763	(316,184)	325,828
	Spent fuel		(51,534)	53,545	(51,607)	53,621
Inflation rate	PCBs		497	(495)	534	(532)
	Nuclear plants		348,165	(338,206)	346,082	(336,182)
	Spent fuel		54,319	(52,350)	54,396	(52,424)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgement affected by uncertainties in underlying assumptions

①	Foreign currency risk

The Group undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities as of March 31, 2020 and December 31, 2019 are as follows:

In thousands of foreign currencies	Assets		Liabilities
Type	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
AED	56,827	57,403	23,213	40,061
AUD	141	143	622,752	1,036,785
BDT	87,885	85,547	692	635
BWP	1,037	1,437	—	—
CAD	207	86	2,158	3,112
CHF	—	—	500,717	500,753
CNY	—	—	26,140	26,140
CZK	—	—	2,198	243
EUR	1,136	208	55,063	111,199
GBP	—	—	88	191
HKD	—	—	1,648,846	1,648,815
IDR	120,976	376,136	23,886	219,801
INR	1,225,870	1,244,170	210,688	210,232
JOD	2,046	1,516	976	147
JPY	226,999	109,970	11,808	314,402
KZT	319	319	—	—
MGA	4,960,475	3,858,201	92,283	133,403
MMK	19,563	29,651	—	—
PHP	175,977	175,210	141,860	130,073
PKR	391,470	354,361	4,144	4,366
SAR	2,432	2,653	—	480
SEK	—	—	451,892	449,072
USD	1,288,156	1,227,054	10,967,882	9,963,928
UYU	120,291	58,781	5,150	8,213
VND	666,535	418,998	—	1,375
ZAR	328	450	3	6

A sensitivity analysis on the Group’s income for the period assuming a 10% increase and decrease in currency exchange rates as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020			December 31, 2019
Type	10% Increase		10% Decrease	10% Increase	10% Decrease
Increase (decrease) of profit before income tax	~~W~~	(1,329,232)	1,329,232	(1,197,530)	1,197,530
Increase (decrease) of shareholder’s equity (*)		(1,329,232)	1,329,232	(1,197,530)	1,197,530

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of March 31, 2020 and December 31, 2019. To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Group has a policy to enter into cross-currency swap agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Group enters into currency forward agreements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

②	Interest rate risk

The Group is exposed to interest rate risk due to its borrowing with floating interest rates. A 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Group’s borrowings and debt securities with floating interest rates as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won
Type	March 31, 2020		December 31, 2019
Short-term borrowings	~~W~~	6,742	—
Long-term borrowings		2,318,442	2,273,579
Debt securities		225,771	243,102

	~~W~~	2,550,955	2,516,681

A sensitivity analysis on the Group’s long-term borrowings and debt securities assuming a 1% increase and decrease in interest rates, without consideration of hedge effect of related derivatives for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	March 31, 2020			December 31, 2019
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	(6,377)	6,377	(25,167)	25,167
Increase (decrease) of shareholder’s equity (*)		(6,377)	6,377	(25,167)	25,167

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

To manage its interest rate risks, the Group enters into certain interest swap agreements or maintains an appropriate mix of fixed and floating rate borrowings. These sensitivity analyses above are conducted without consideration of hedge effect of related derivatives.

③	Electricity rates risk

The Group is exposed to electricity rates risk due to the rate regulation of the government which considers the effect of electricity rate on the national economy.

A sensitivity analysis on the Group’s income for the period assuming a 1% increase and decrease in price of electricity for the three-month periods ended March 31, 2020 and 2019 are as follows:

In millions of won	March 31, 2020			March 31, 2019
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	143,044	(143,044)	144,375	(144,375)
Increase (decrease) of shareholder’s equity (*)		143,044	(143,044)	144,375	(144,375)

(*)	The effect on the shareholder’s equity excluding the impact of income taxes.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

(iv)	Liquidity risk

The Group has established an appropriate liquidity risk management framework for the management of the Group’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Group has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, the Group has the ability to utilize excess cash or long-term borrowings for major construction investments.

In millions of won	March 31, 2020
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	9,596,848	11,412,828	26,557,863	34,016,596	81,584,135
Lease liabilities		703,062	651,962	1,786,363	2,851,619	5,993,006
Trade and other payables		4,993,486	836,799	659,569	1,086,471	7,576,325
Financial guarantee contracts (*)		1,004,459	—	44,998	2,172,761	3,222,218

	~~W~~	16,297,855	12,901,589	29,048,793	40,127,447	98,375,684

In millions of won	December 31, 2019
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	10,660,737	10,997,510	27,881,873	30,859,669	80,399,789
Lease liabilities		686,445	617,449	1,717,434	2,735,681	5,757,009
Trade and other payables		6,014,054	382,809	971,469	1,176,697	8,545,029
Financial guarantee contracts (*)		937,091	302,186	32,314	2,066,975	3,338,566

	~~W~~	18,298,327	12,299,954	30,603,090	36,839,022	98,040,393

(*)

This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of March 31, 2020 and December 31, 2019 are ~~W~~76,913 million and ~~W~~81,357 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

The following table shows the details of maturities of non-derivative financial liabilities as of March 31, 2020 and December 31, 2019. This table, based on the undiscounted cash flows of the non-derivative financial liabilities including estimated interests, has been prepared based on the respective liabilities’ earliest maturity date.

The expected maturities for non-derivative financial assets as of March 31, 2020 and December 31, 2019 in detail are as follows:

In millions of won	March 31, 2020
Type	Less than 1 year		1~5 Years	More than 5 years	Others (*)	Total
Cash and cash equivalents	~~W~~	1,458,491	—	—	—	1,458,491
Financial assets at fair value through other comprehensive income		—	—	—	304,425	304,425
Financial assets at amortized cost		12,316	1,317	—	—	13,633
Loans		73,383	349,155	347,235	27,981	797,754
Long-term/short-term financial instruments		1,915,475	265,700	—	356,591	2,537,766
Financial assets at fair value through profit or loss		1,313,009	31,014	—	631,526	1,975,549
Trade and other receivables		6,675,749	1,023,467	857,503	184,204	8,740,923

	~~W~~	11,448,423	1,670,653	1,204,738	1,504,727	15,828,541

In millions of won	December 31, 2019
Type	Less than 1 year		1~5 Years	More than 5 years	Others (*)	Total
Cash and cash equivalents	~~W~~	1,810,129	—	—	—	1,810,129
Financial assets at fair value through other comprehensive income		—	—	—	379,170	379,170
Financial assets at amortized cost		12,302	1,307	—	—	13,609
Loans		64,081	346,583	336,502	27,606	774,772
Long-term/short-term financial instruments		1,351,971	269,863	—	338,393	1,960,227
Financial assets at fair value through profit or loss		131,385	79	—	615,797	747,261
Trade and other receivables		7,703,746	980,951	818,431	207,979	9,711,107

	~~W~~	11,073,614	1,598,783	1,154,933	1,568,945	15,396,275

(*)	The maturities cannot be presently determined.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Derivative liabilities classified by maturity periods from reporting date to maturity date of contract as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	(6,205)	—	—	(1,009)	(7,214)
Gross settlement
- Trading		(8,164)	(8,794)	(52,057)	(9,557)	(78,572)
- Hedging		(83,378)	(1,304)	(3,443)	(52,184)	(140,309)

	~~W~~	(97,747)	(10,098)	(55,500)	(62,750)	(226,095)

In millions of won	December 31, 2019
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	(3,017)	—	—	—	(3,017)
Gross settlement
- Trading		(15,011)	(8,295)	(39,654)	4,235	(58,725)
- Hedging		(59,846)	(21,466)	(1,914)	(33,588)	(116,814)

	~~W~~	(77,874)	(29,761)	(41,568)	(29,353)	(178,556)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk

The fair value of the Group’s actively-traded financial instruments (i.e. FVTPL, FVOCI, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Group’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arms-length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Group uses that technique.

In the case of trade receivables and payables, the Group considers the carrying value net of impairment as fair value. For disclosure purposes, the fair value of financial liabilities is estimated by discounting financial instruments with similar contractual cash flows based on the effective interest method.

(i)	Fair value and book value of financial assets and liabilities as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020			December 31, 2019
Type	Book value		Fair value	Book value	Fair value
Assets recognized at fair value
Financial assets at fair value through other comprehensive income	~~W~~	304,425	304,425	379,170	379,170
Derivative assets (trading)		450,597	450,597	165,204	165,204
Derivative assets (applying hedge accounting)		405,696	405,696	145,829	145,829
Financial assets at fair value through profit or loss		1,975,549	1,975,549	747,261	747,261

	~~W~~	3,136,267	3,136,267	1,437,464	1,437,464

Assets carried at amortized cost
Financial assets at amortized cost	~~W~~	13,633	13,633	13,609	13,609
Loans and receivables		762,241	762,241	738,707	738,707
Trade and other receivables		8,733,850	8,733,850	9,703,749	9,703,749
Long-term financial instruments		622,291	622,291	608,256	608,256
Short-term financial instruments		1,915,475	1,915,475	1,351,971	1,351,971
Cash and cash equivalents		1,458,491	1,458,491	1,810,129	1,810,129

	~~W~~	13,505,981	13,505,981	14,226,421	14,226,421

Liabilities recognized at fair value
Derivative liabilities (trading)	~~W~~	85,023	85,023	53,147	53,147
Derivative liabilities (applying hedge accounting)		140,308	140,308	116,813	116,813

	~~W~~	225,331	225,331	169,960	169,960

Liabilities carried at amortized cost
Secured borrowings	~~W~~	219,525	219,525	227,135	227,135
Unsecured bond		65,095,992	68,548,899	63,171,664	66,917,421
Lease liabilities		5,214,923	5,214,923	5,070,133	5,070,133
Unsecured borrowings		3,658,441	3,667,699	4,104,523	4,113,955
Trade and other payables (*)		7,576,325	7,576,325	8,545,029	8,545,029
Bank overdraft		14,349	14,349	373,219	373,219

	~~W~~	81,779,555	85,241,720	81,491,703	85,246,892

(*)	Excludes lease liabilities.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rate used for calculating fair value as of March 31, 2020 and December 31, 2019 are as follows:

Type	March 31, 2020	December 31, 2019
Derivatives	0.01% ~ 4.16%	0.01% ~ 4.16%
Borrowings and debt securities	0.20% ~ 4.63%	0.17% ~ 3.90%
Leases	1.37% ~ 10.83%	1.38% ~ 10.83%

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2 or 3, based on the degree to which the fair value is observable.

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3:	Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy levels as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	127,027	—	177,398	304,425
Derivative assets		—	853,659	2,634	856,293
Financial assets at fair value through profit or loss		—	1,970,045	5,504	1,975,549

	~~W~~	127,027	2,823,704	185,536	3,136,267

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	225,331	—	225,331

In millions of won	December 31, 2019
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	201,202	—	177,968	379,170
Derivative assets		—	308,399	2,634	311,033
Financial assets at fair value through profit or loss		—	742,105	5,156	747,261

	~~W~~	201,202	1,050,504	185,758	1,437,464

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	169,960	—	169,960

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

The fair value of financial assets (FVTPL and FVOCI) publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted financial assets (FVTPL and FVOCI) is calculated using the valuation results from an external pricing service in which weighted average borrowing rates of interest of evaluated companies are used as a discount rate. The fair value of derivatives is measured using valuation model which is determined at the present value of estimated future cash flows discounted at current market interest rate.

Changes of financial assets and liabilities which are classified as level 3 for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	March 31, 2020
	Beginning balance		Effect of change in accounting policy	Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	5,156	—	354	—	(6)	—	—	5,504
Financial assets at fair value through other comprehensive income Unlisted securities		177,968	—	—	—	(141)	—	(429)	177,398

In millions of won	December 31, 2019
	Beginning balance		Effect of change in accounting policy	Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	5,052	—	40	—	64	—	—	5,156
Financial assets at fair value through other comprehensive income Unlisted securities		189,439	—	1,876	—	3,715	(19,315)	2,253	177,968

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

45.	Service Concession Arrangements

(1)	Gas Complex • Thermal Power Plant at Ilijan, Philippines (BOT)

(i)	Significant terms and concession period of the arrangement

The Group has entered into a contract with National Power Corporation (the “NPC”), based in the Republic of the Philippines whereby the Group can collect the electricity rates which are composed of fixed costs and variable costs during the concession period from 2002 to 2022 after building, rehabilitating, and operating the power plant.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2002 to 2022. At the end of the concession period, the Group has an obligation to transfer its ownership of the power plant to NPC.

(iii)	The Group’s expected future collections of service concession arrangements as of March 31, 2020 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	127,706
1~2 years		127,706
More than 2 years		21,284

	~~W~~	276,696

(2)	Hydroelectric Power Generation at Semangka, Indonesia (BOT)

(i)	Significant terms and concession period of the arrangement

The Group has entered into a contract with PT. Perusahaan Listrik Negara (the “PT PLN”) whereby the Group provides electricity generated and charge tariff rates designed to recover capital cost, fixed O&M cost, water usage cost, variable O&M cost and special facilities cost during the concession period approximately 30 years (2018~2048) subsequent to the completion of plant construction.

(ii)	Rights and classification of the arrangement

The Group has the rights to use, own and operate the power plant during the concession period from 2018 to 2048. At the end of the concession period, PT PLN has an option to take over the ownership of the power plant from the Group.

(iii)	The Group’s expected future collections of service concession arrangements as of March 31, 2020 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	30,445
1~2 years		30,478
2~3 years		30,513
Over 3 years		611,039

	~~W~~	702,475

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

46.	Related Parties

(1)	Related parties of the Group as of March 31, 2020 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (120 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Lebanon SARL, KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte., Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd., KEPCO Netherlands B.V., KOREA Imouraren Uranium Investment Corp., KEPCO Middle East Holding Company, Qatrana Electric Power Company, KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy, Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company S.A.P.I. de C.V., KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, EWP Barbados 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc., KOSEP USA, Inc., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, EWP Philippines Corporation, KEPCO KPS Philippines Corp., KOSPO Chile SpA, PT. KOWEPO Sumsel Operation And Maintenance Services, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, DG Fairhaven Power, LLC, DG Whitefield, LLC, EWP Renewable Corporation, EWPRC Biomass Holdings, LLC, Springfield Power, LLC, HeeMang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., VI Carbon Professional Private Special Asset Investment Trust 1, Chitose Solar Power Plant LLC., Solar School Plant Co., Ltd., KEPCO Energy Solution Co., Ltd., KOSPO Power Services Limitada, KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty., Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO US Inc., KEPCO Alamosa LLC, KEPCO Solar of Alamosa, LLC, KEPCO-LG CNS Mangilao Holdings LLC, Mangilao Investment LLC, KEPCO-LG CNS Mangilao Solar, LLC, Jeju Hanlim Offshore Wind Co., Ltd., PT. Siborpa Eco Power, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund VII, PT. Korea Energy Indonesia, KOLAT SpA, KEPCO California, LLC, KEPCO Mojave Holdings, LLC, Incheon Fuel Cell Co., Ltd., KOEN Service Co., Ltd., KOMIPO Service Co., Ltd., KOWEPO Service Co., Ltd., KOSPO Service Co., Ltd., EWP Service Co., Ltd., PT. KOMIPO Energy Indonesia, KNF Partners Co., Ltd., KOSPO USA Inc., Nambu USA LLC, Tamra Offshore Wind Power Co., Ltd., KEPCO MCS Co., Ltd., KEPCO FMS Co., Ltd., Firstkeepers Co., Ltd., Secutec Co., Ltd., SE Green Energy Co., Ltd., KEPCO Mangilao America LLC, Mangilao Intermediate Holdings LLC, KEPCO CSC Co., Ltd., KOAK Power Limited, KOMIPO Europe B.V., Haenanum Energy Fund, Paju Ecoenergy Co., Ltd., Guam Ukudu Power LLC

Associates (71 associates)	Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, Daegu Photovoltaic Co., Ltd., Haeng Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., Goseong Green Power Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Naepo Green Energy Co., Ltd., Noeul Green Energy Co., Ltd., YTN Co., Ltd., Cheongna Energy Co., Ltd., Samcheok Eco Materials Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, Hyundai Energy Co., Ltd., Ecollite Co., Ltd., Taebaek Wind Power Co., Ltd., Taebaek Guinemi Wind Power Co., Ltd., Pyeongchang Wind Power Co., Ltd., Daeryun Power Co., Ltd., Changjuk Wind Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., Hadong Mineral Fiber Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT. Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Pioneer Gas Power Limited, Eurasia Energy Holdings, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Daejung Offshore Wind Power Co., Ltd., GS Donghae Electric Power Co., Ltd., Busan Green Energy Co., Ltd., Gunsan Bio Energy Co., Ltd., Korea Electric Vehicle Charging Service, Korea Nuclear Partners Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Daegu clean Energy Co., Ltd., YaksuESS Co., Ltd., PND solar Co., Ltd., Hyundai Eco Energy Co., Ltd., YeongGwang Yaksu Wind Electric. Co., Ltd., Green Energy Electricity Generation Co., Ltd., Korea Energy Solutions Co., Ltd., ITR Co., Ltd., Structure test network Co., Ltd., Namjeongsusang Solar Power Operation Co., Ltd., Indeck Niles Development, LLC, Indeck Niles Asset Management, LLC, Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1, Suwon New Power Co., Ltd., KPGE Inc., Gwangbaek Solar Power Investment Co., Ltd., Goduk Clean Energy Co., Ltd., Muan Sunshine Solar Power Plant Co., Ltd., SureDataLab Co., Ltd., SEP Co., Ltd., Hankook Electric Power Information Co., Ltd., Tronix Co., Ltd., O2&B Global Co., Ltd.

Joint ventures (67 joint ventures)	Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, KAPES, Inc., Honam Wind Power Co., Ltd., Jeongam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., KEPCO-Uhde Inc., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Amman Asia Electric Power Company, Kelar S.A., PT. Tanjung Power Indonesia, Nghi Son 2 Power LLC, Daehan Wind Power PSC, MOMENTUM, Barakah One Company, Nawah Energy Company P.J.S.C., Yeonggwang Wind Power Co., Ltd., Chester Solar IV SpA, Chester Solar V SpA, Diego de Almagro Solar SpA, South Jamaica Power Company Limited, Daesan Green Energy Co., Ltd., RE Holiday Holdings LLC, RE Pioneer Holdings LLC, RE Barren Ridge 1 Holdings LLC, RE Astoria 2 LandCo LLC, RE Barren Ridge LandCo LLC, Laurel SpA, KIAMCO KOWEPO Bannerton Hold Co Pty., Ltd., Chile Solar JV SpA, Taebaek Gadeoksan Wind Power Co., Ltd., Cheong-Song Noraesan Wind Power Co., Ltd., Chester Solar I SpA, Solar Philippines Calatagan Corporation, Saemangeum Solar Power Co., Ltd., Chungsongmeon BongSan wind power Co., Ltd., Jaeun Resident Wind Power Plant Co., Ltd., DE Energia SpA, Dangjin Eco Power Co., Ltd., Haemodum Solar Co., Ltd., Yangyang Wind Power Co., Ltd., HORUS SOLAR, S.A. DE C.V., RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V., SUNMEX RENOVABLES, S.A. DE C.V., Stavro Holding II AB, Yeongam Solar Power Co., Ltd., Samsu Wind Power Co., Ltd., Solaseado Solar Power Co., Ltd.

Others (3 others)	Korea Development Bank, Ulleungdo Natural Energy Co., Ltd., Garolim Tidal Power Plant Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

46.	Related Parties, Continued

(2)	Transactions between the Group and its subsidiaries are eliminated during the consolidation and are not disclosed in the notes.

(3)	Related party transactions for the three-month periods ended March 31, 2020 and 2019 are as follows:

<Sales and Others>

In millions of won		Sales and others
Company name	Transaction type	March 31, 2020		March 31, 2019
<Associates>
Korea Gas Corporation	Electricity sales	~~W~~	32,422	52,311
GS Donghae Power Co., Ltd.	Electricity sales		14,197	21,817
Dongducheon Dream Power Co., Ltd.	Electricity sales		1,907	1,571
S-Power Co., Ltd.	Service		1,522	1,780
Hyundai Green Power Co., Ltd.	Design service		10,262	10,037
Korea Electric Power Industrial Development Co., Ltd.	Service		3,857	3,374
Daeryun Power Co., Ltd.	Electricity sales		496	509
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		5,504	3,683
Korea Power Exchange	Service		4,186	1,443
Cheongna Energy Co., Ltd.	Service		2,828	5,574
Gangwon Wind Power Co., Ltd.	Electricity sales		2,015	2,299
Noeul Green Energy Co., Ltd.	Electricity sales		8	8
Gosung Green Power Co., Ltd.	Electricity sales		3,364	2,104
Busan Green Energy Co., Ltd.	Electricity sales		4	4
Samcheok Eco Materials Co., Ltd.	Electricity sales		183	189
Others (Taebaek Wind Power Co., Ltd. and 19 others)	Electricity sales		14,220	5,890
<Joint ventures>
Chun-cheon Energy Co., Ltd.	Electricity sales		569	365
Daegu Green Power Co., Ltd.	Electricity sales		306	245
KAPES, Inc.	Commission		96	111
Rabigh Electricity Company	Service		89	12,186
Nawah Energy Company P.J.S.C.	Service		40,600	22,359
KEPCO SPC Power Corporation	Others		332	1,023
Seokmun Energy Co., Ltd.	Service		759	354
Amman Asia Electric Power Company	Others		4,765	4,886
Kelar S.A.	Service		62	1,016
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		441	423
Yeonggwang Wind Power Co., Ltd.	Electricity sales		241	34
Others (Honam Wind Power Co., Ltd. and 23 others)	Electricity sales		162,814	12,144
<Others>
Korea Development Bank	Electricity sales		861	933
	Interest income		2,439	96

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

46.	Related Parties, Continued

(3)	Related party transactions for the three-month periods ended March 31, 2020 and 2019 are as follows, continued:

<Purchase and Others>

In millions of won		Purchase and others
Company name	Transaction type	March 31, 2020		March 31, 2019
<Associates>
Korea Gas Corporation	Electricity sales	~~W~~	1,134,037	1,339,296
GS Donghae Power Co., Ltd.	Electricity sales		183,028	193,197
Dongducheon Dream Power Co., Ltd.	Electricity sales		182,247	207,255
S-Power Co., Ltd.	Service		139,691	172,043
Hyundai Green Power Co., Ltd.	Design service		119,667	108,993
Korea Electric Power Industrial Development Co., Ltd.	Service		36,943	63,038
Daeryun Power Co., Ltd.	Electricity sales		33,063	52,402
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		181,577	—
Korea Power Exchange	Service		24,971	42,875
Cheongna Energy Co., Ltd.	Service		60	56
Gangwon Wind Power Co., Ltd.	Electricity sales		6,326	7,984
Noeul Green Energy Co., Ltd.	Electricity sales		2,883	3,306
Busan Green Energy Co., Ltd.	Electricity sales		5,399	4,839
Samcheok Eco Materials Co., Ltd.	Electricity sales		2,776	11,183
Others (Taebaek Wind Power Co., Ltd. and 19 others)	Electricity sales		15,097	13,095
<Joint ventures>
Chun-cheon Energy Co., Ltd.	Electricity sales		81,900	103,152
Daegu Green Power Co., Ltd.	Electricity sales		76,443	100,682
KAPES, Inc.	Commission		29,805	15,074
Seokmun Energy Co., Ltd.	Service		13,240	6,723
Amman Asia Electric Power Company	Others		143	—
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		4,081	3,475
Yeonggwang Wind Power Co., Ltd.	Electricity sales		6,807	5,438
Others (Honam Wind Power Co., Ltd. and 23 others)	Electricity sales		8,536	4,677
<Others>
Korea Development Bank	Interest expense		1,155	1,132
	Dividends paid		—	1

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won		Receivables			Payables
Company name	Type	March 31, 2020		December 31, 2019	March 31, 2020	December 31, 2019
<Associates>
Korea Gas Corporation	Trade receivables	~~W~~	6,424	9,267	—	—
	Non-trade receivables and others		7,275	38	—	—
	Trade payables		—	—	363,709	462,138
	Non-trade payables and others		—	—	389	560
Dongducheon Dream Power Co., Ltd.	Trade receivables		637	323	—	—
	Non-trade receivables and others		213	267	—	—
	Trade payables		—	—	43,181	85,920
	Non-trade payables and others		—	—	13	12
Goseong Green Power Co., Ltd.	Trade receivables		135	103	—	—
	Non-trade receivables and others		5,286	5,285	—	—
	Non-trade payables and others		—	—	65,627	65,626
GS Donghae Electric power Co., Ltd.	Trade receivables		312	175	—	—
	Non-trade receivables and others		13,137	367	—	—
	Trade payables		—	—	46,321	69,811
	Non-trade payables and others		—	—	21	16
Shin Pyeongtaek Power Co., Ltd.	Trade receivables		1,247	1,014	—	—
	Non-trade receivables and others		2,290	2,281	—	—
	Trade payables		—	—	61,648	64,696
	Non-trade payables and others		—	—	495	61
S-Power Co., Ltd.	Trade receivables		111	89	—	—
	Non-trade receivables and others		46	43	—	—
	Trade payables		—	—	45,172	53,705
Hyundai Green Power Co., Ltd.	Trade receivables		667	502	—	—
	Trade payables		—	—	35,743	41,587
Hyundai Energy Co., Ltd.	Trade receivables		123	128	—	—
	Non-trade receivables and others		12,046	12,532	—	—
	Trade payables		—	—	255	175
	Non-trade payables and others		—	—	9,718	9,178
Daeryun Power Co., Ltd.	Trade receivables		156	144	—	—
	Trade payables		—	—	6,747	19,843
Korea Electric Power Industrial Development Co., Ltd.	Trade receivables		359	243	—	—
	Non-trade receivables and others		2,164	43	—	—
	Trade payables		—	—	3,435	3,756
	Non-trade payables and others		—	—	2,802	3,827
Korea Power Exchange	Trade receivables		1,280	1,142	—	—
	Non-trade receivables and others		41	144	—	—
	Trade payables		—	—	1,256	—
	Non-trade payables and others		—	—	35,576	4,160
Others (Gangwon Wind Power Co., Ltd. and 29 others)	Trade receivables		2,160	1,536	—	—
	Non-trade receivables and others		12,019	6,191	—	—
	Trade payables		—	—	3,807	4,568
	Non-trade payables and others		—	—	3,045	2,983

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of March 31, 2020 and December 31, 2019 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	March 31, 2020		December 31, 2019	March 31, 2020	December 31, 2019
<Joint ventures>
KAPES, Inc.	Trade receivables	~~W~~	—	1	—	—
	Non-trade payables and others		—	—	16,153	50,738
Nawah Energy Company P.J.S.C.	Trade receivables		66,029	43,312	—	—
	Non-trade receivables and others		1,116	47	—	—
Daegu Green Power Co., Ltd.	Trade receivables		124	113	—	—
	Non-trade receivables and others		1	1	—	—
	Trade payables		—	—	25,627	28,980
Chun-cheon Energy Co., Ltd.	Trade receivables		106	260	—	—
	Non-trade receivables and others		214	5,362	—	—
	Trade payables		—	—	25,617	23,438
Amman Asia Electric Power Company	Non-trade payables and others		—	—	18,826	19,096
Kelar S.A.	Trade receivables		—	1,902	—	—
	Non-trade receivables and others		9,040	7,632	—	—
Jamaica Public Service Company Limited	Trade receivables		1,299	6,476	—	—
	Non-trade payables and others		—	—	—	57
Others (Seokmun Energy Co., Ltd. and 17 others)	Trade receivables		679	258	—	—
	Non-trade receivables and others		4,738	8,606	—	—
	Trade payables		—	—	13,771	1,166
	Non-trade payables and others		—	—	65,601	79,369
<Others>
Korea Development Bank	Accrued interest income		2,389	1,630	—	—
	Non-trade receivables and others		160,338	146,416	—	—
	Non-trade payables and others		—	—	289	152
	Derivatives		80,392	41,368	216	6,531

(5)	Loans and others arising from related party transactions as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won
Type	Company name	Beginning balance		Loans	Collection	Others	Ending balance
Associates	KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	~~W~~	28,676	54	—	1,485	30,215
	(Allowance for doubtful accounts)		(7,325)	—	—	(1,977)	(9,302)
Associates	PT. Cirebon Electric Power		578	—	(609)	31	—
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		20,955	—	—	1,173	22,128
Associates	PT. Wampu Electric Power		16,502	—	—	1,232	17,734
Associates	Gunsan Bio Energy Co., Ltd.		12,396	—	—	—	12,396
	(Allowance for doubtful accounts)		(10,128)	—	—	—	(10,128)
Associates	Hyundai Energy Co., Ltd.		2,465	—	—	—	2,465
	(Allowance for doubtful accounts)		(2,465)	—	—	—	(2,465)
Joint ventures	RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		1,055	797	—	59	1,911
Joint ventures	HORUS SOLAR, S.A. DE C.V		3,323	585	—	186	4,094
Joint ventures	SUNMEX RENOVABLES, S.A. DE C.V.		144	122	—	8	274
Joint ventures	Kelar S.A.		42,158	—	—	2,360	44,518
Joint ventures	Chun-cheon Energy Co., Ltd.		5,057	—	(5,057)	—	—
Joint ventures	DE Energia SpA		6,632	—	—	371	7,003

		~~W~~	120,023	1,558	(5,666)	4,928	120,843

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

46.	Related Parties, Continued

(6)	Borrowings arising from related party transactions as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won
Related parties	Type	December 31, 2019		Borrowings	Repayment	Others	March 31, 2020
Korea Development	Facility	~~W~~	59,845	—	(2,083)	—	57,762
Bank	Others		3,500	—	(139)	—	3,361
	Operating funds		179,000	52,961	(105,000)	459	127,420
	Syndicated Loan		17,085	—	(1,019)	1,050	17,116

(7)	Guarantees provided to related parties as of March 31, 2020 are as follows:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD 11,000	Shuweihat Asia Power Investment B.V.
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	USD 1,387	Rabigh Electricity Company
Korea Electric Power Corporation	Nghi Son 2 Power LLC	Performance guarantees	USD 70,000	SMBC Ho Chi Minh and others
Korea Electric Power Corporation	Barakah One Company	Debt guarantees	USD 900,000	Export-Import Bank of Korea and others
		Performance guarantees and others	USD 4,368,904
Korea Electric Power Corporation	RE Holiday Holdings LLC	Performance guarantees	USD 223,000	EPS Renewables Holdings, LLC, Santander Bank and others
Korea Electric Power Corporation	RE Pioneer Holdings LLC	Performance guarantees	USD 170,000	EPS Renewables Holdings, LLC, Santander Bank and others
Korea Electric Power Corporation	RE Barren Ridge 1 Holdings LLC	Performance guarantees	USD 149,000	Firstar Development, LLC, Santander Bank and others
Korea Electric Power Corporation	Rabigh Electricity Company	Performance guarantees	SAR 6,508	Hana Bank
Korea Electric Power Corporation		Debt guarantees	SAR 80,000
Korea Electric Power Corporation	Shuweihat Asia Power Investment B.V.	Performance guarantees	USD 100,000	ING Bank
Korea Electric Power Corporation	Amman Asia Electric Power Company
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW 4,962	Hana Bank and others
		Guarantees for supplemental funding and others (*1)	—
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD 2,500	Krung Thai Bank
		Collateralized money invested	KRW 76,543
		Impounding bonus guarantees	USD 5,000	SK E&C
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR 5,600	Saudi Arabia British Bank
Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW 1,849	Korea Development Bank
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested (*7) Debt guarantees	KRW 48,250 KRW 20,300	Kookmin Bank and others BNK Securities
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	KRW 569	Woori Bank
Korea Western Power Co., Ltd.	Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 209	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW 74,694	Kookmin Bank
		Guarantees for supplemental funding (*1)	—	Kookmin Bank and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to related parties as of March 31, 2020 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW 4,863	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW 16,373	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW 32,645	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	KRW 90,800
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW 4,134	Shinhan Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW 250,335	Korea Development Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW 3,245	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW 18,388	KDB Capital Corporation and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Daesan Green Energy Co., Ltd.	Collateralized money invested	KRW 17,133	IBK
		Guarantees for supplemental funding (*1)	KRW 18,989	IBK
Korea East-West Power Co., Ltd.	Taebaek Gadeoksan Wind Power Co., Ltd.	Collateralized money invested	KRW 8,133	Samsung Fire & Marine Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Debt guarantees	USD 24,544	Sumitomo mitsui banking
		Other guarantees	USD 3,150	PT Adaro Indonesia
		Guarantees for supplemental funding (*1)	—	Sumitomo mitsui banking and others
		Collateralized money invested	KRW 31,511	MUFG and others
Korea East-West Power Co., Ltd.	South Jamaica Power Company Limited	Performance guarantees	USD 14,400	Societe Generale
		Collateralized money invested	KRW 22,506	JCSD Trustee Services Limited and others
EWP Barbados 1 SRL	South Jamaica Power Company Limited	Guarantees for supplemental funding (*1, 3)	—	JCSD Trustee Services Limited and others
Korea East-West Power Co., Ltd.	DE Energia SpA	Collateralized money invested	KRW 9,665	Mirae Asset Daewoo Co., Ltd. and others
Korea East-West Power Co., Ltd.		Debt guarantees	USD 5,728
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW 2,268	Shinhan Bank and others
		Performance guarantees and guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW 26,651	Korea Development Bank and others
		Guarantees for supplemental funding and others (*1)	KRW 8,000
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW 25,623	Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Kelar S.A.	Performance guarantees	USD 61,692	Hana Bank, MUFG
Korea Southern Power Co., Ltd.	Daehan Wind Power PSC	Debt guarantees (*9)	USD 16,000	Shinhan Bank
		Performance guarantees	USD 3,600
		Debt guarantees (*9)	USD 240
		Performance Debt guarantees (*9)	USD 1,898	Hana Bank
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW 5,080	Woori Bank and Shinhan Bank and others
		Performance guarantees	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to related parties as of March 31, 2020 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
Korea Southern Power Co., Ltd.	Taebaek Guinemi Wind Power Co., Ltd.	Collateralized money invested	KRW 2,754	IBK
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Jeongam Wind Power Co., Ltd.	Guarantees for supplemental funding (*1) and performance guarantees	—	SK Securities.Co., LTD., KDB Capital Corporation, and others
		Collateralized money invested	KRW 4,410
Korea Southern Power Co., Ltd.	Samcheok Eco Materials Co., Ltd.	Payment guarantees (*4)	—	SEM Investment Co., Ltd.
Korea Southern Power Co., Ltd.	Solaseado Solar Power Co., Ltd.	Collateralized money invested	KRW 3,751	Kookmin Bank and others
Kospo Chile SpA	Kelar S.A.	Collateralized money invested	KRW 79,789	Export-Import Bank of Korea and others
	Chester Solar I SpA	Collateralized money invested	KRW 1,068	IBK
	Chester Solar IV SpA	Collateralized money invested	KRW 107
	Chester Solar V SpA	Collateralized money invested	KRW 5
	Diego de Almagro Solar Spa	Collateralized money invested	KRW 452
	Laurel SpA	Collateralized money invested	KRW 355
Korea Midland Power Co., Ltd.	YeongGwang Yaksu Wind Electric. Co., Ltd.	Collateralized money invested	KRW 380	IBK and others
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW 123,434	Korea Development Bank and others
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD 10,560	Mizuho Bank
Korea Midland Power Co., Ltd.	PT. Wampu Electric Power	Debt guarantees	USD 4,854	SMBC
Korea Midland Power Co., Ltd.	Green Energy Electricity Generation Co., Ltd.	Collateralized money invested	KRW 15	IBK
		Guarantees for supplemental funding and others (*1)	—	IBK and others
Korea Midland Power Co., Ltd.	YaksuESS Co., Ltd.	Collateralized money invested	KRW 614	IBK
Korea Midland Power Co., Ltd.	Namjeongsusang Solar Power Operation Co., Ltd.	Collateralized money invested	KRW 621	IBK
Korea Midland Power Co., Ltd.	Gwangbaek Solar Power Investment Co., Ltd.	Collateralized money invested	KRW 4,654	Kyobo Life Insurance Co., Ltd. and others
Korea Midland Power Co., Ltd.	Muan Sunshine Solar Power Plant Co., Ltd.	Collateralized money invested	KRW 1,570	IBK
Korea South-East Power Co., Ltd.	Hyundai Energy Co., Ltd.	Collateralized money invested (*5)	—	IBK
		Guarantees for supplemental funding and others (*1, 6)	KRW 76,800	NH investment & securities Co., Ltd. and others
Korea South-East Power Co., Ltd.	S-Power Co., Ltd.	Collateralized money invested	KRW 118,140	Korea Development Bank and others
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW 17,056	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW 20,583	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	Expressway Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding (*1, 2)	KRW 2,500	Woori Bank
Korea South-East Power Co., Ltd.	Goseong Green Power Co., Ltd.	Collateralized money invested	KRW 2,308	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Gangneung Eco Power Co., Ltd.	Collateralized money invested	KRW 2,411	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	PND solar., Ltd.	Collateralized money invested	KRW 988	IBK
Korea South-East Power Co., Ltd.	Hyundai Eco Energy Co., Ltd.	Collateralized money invested	KRW 3,595	Samsung Life Insurance and others
Korea South-East Power Co., Ltd.	Jaeun Resident Wind Power Plant Co., Ltd.	Collateralized money invested	KRW 2,376	IBK
Korea South-East Power Co., Ltd.	Cheongsong Myeonbongsan Wind Power Plant Co., Ltd.	Collateralized money invested	KRW 4,303	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Youngam Solar Power Co., Ltd.	Collateralized money invested	KRW 6,460	Kookmin Bank and others
Korea South-East Power Co., Ltd.	Samsu Wind Power Co., Ltd.	Collateralized money invested	KRW 2,637	Shinhan Bank and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to related parties as of March 31, 2020 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.	Collateralized money invested	KRW 6,723	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW 10,028	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Cheong-Song Noraesan Wind Power Co., Ltd.	Collateralized money invested	KRW 2,664	Woori Bank and others
		Guarantees for supplemental funding (*1)	—
KEPCO Plant Service & Engineering Co., Ltd.	Incheon New Power Co., Ltd.	Collateralized money invested (*8)	—	Shinhan Bank
		Guarantees for supplemental funding (*1)	—

(*1)	The Group guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.
(*2)

The Group has granted the right to Hana Financial Investment Co., Ltd., as an agent for the creditors to Expressway Solar-light Power Generation Co., Ltd. (“ESPG”), to the effect that in the event of acceleration of ESPG’s payment obligations under certain borrowings to such creditors, Hana Financial may demand the Group to dispose of shares in ESPG held by the Group and apply the resulting proceeds to repayment of ESPG’s obligations.

(*3)

This includes a guarantee for the shareholder’s capital payment in connection with the business of 190MW gas complex thermal power plant in Jamaica. EWP Barbados 1 SRL’s capital contribution amount is USD 18,400,000 and there is no residual guarantee amount among total collateral limit.

(*4)

Controlling and non-controlling common shareholders of Samcheok Eco Materials Co., Ltd. have pre-emption rights, if preferred shareholders intend to sell their shares until December 23, 2020. And promised yield of the preferred stock is guaranteed through the transaction. As of March 31, 2020, the Group has recognized derivative liabilities of ~~W~~6,205 million related to the the guarantee. Meanwhile, the Group is under an agreement with Samcheok Eco Materials Co., Ltd. that if a damage incurs related to the fulfillment of obligations pursuant to the mandatory contract of coal ash supply, compensation for the expected amount of the damage should be settled.

(*5)

The Group recognized an impairment loss on all of the equity securities of Hyundai Energy Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ~~W~~47,067 million.

(*6)

Pursuant to the guarantee agreement, the Group recognized other provisions of ~~W~~28,717 million as the possibility of economic benefit outflow to fulfill the obligation was deemed probable and the amount could be reasonably estimated.

(*7)	The common stocks of Dongducheon Dream Power Co., Ltd. held by the Group were pledged as collateral.
(*8)

The Group recognized an impairment loss on all of the equity securities of Incheon New Power Co., Ltd. during the year ended December 31,2019, and the acquisition cost of the securities provided as collateral is ~~W~~461 million.

(*9)

The Group provided a payment guarantee to Daehan Wind Power PSC for reimbursement of Equity Bridge Loan(EBL), opening LC for Debt Service Reserve Account(DSRA), guarantee for the swap termination costs and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

46.	Related Parties, Continued

(8)	As of March 31, 2020, there is no financial guarantee provided by related parties.

(9)	Derivatives transactions with related parties as of March 31, 2020 are as follows:

(i) Currency Swap

In millions of won and thousands of foreign currencies
Counterparty	Contract year	Contract Amount			Contract interest rate per annum		Contract exchange rate (in won)
		Pay		Receive	Pay	Receive
Korea Development Bank	2019~2024	~~W~~	177,600	USD 150,000	1.24%	2.50%	~~W~~	1,184.00
	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
	2018~2023		170,280	USD 150,000	2.15%	3.75%		1,135.20
	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
	2017~2020		114,580	USD 100,000	1.75%	2.38%		1,145.80
	2016~2021		121,000	USD 100,000	2.15%	2.50%		1,210.00
	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
	2018~2023		320,880	USD 300,000	2.03%	3.75%		1,069.60
	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
	2018~2021		212,960	USD 200,000	2.10%	3.00%		1,064.80
	2017~2022		113,300	USD 100,000	1.94%	2.63%		1,133.00
	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90

(ii) Currency forward

In millions of won and thousands of foreign currencies
Counterparty	Contract date	Maturity date	Contract amounts			Contract exchange rate (in won)
			Pay		Receive
Korea Development Bank	2017.12.27	2021.07.12	~~W~~	104,849	USD 100,000	~~W~~	1,048.49
	2020.03.31	2020.04.27		6,096	USD 5,000		1,219.20
	2020.03.20	2020.04.06		2,519	USD 2,000		1,259.60
	2020.03.24	2020.04.06		1,254	USD 1,000		1,254.00
	2020.03.24	2020.04.02		1,254	USD 1,000		1,254.35
	2020.03.25	2020.04.13		9,841	USD 8,000		1,230.10
	2020.03.26	2020.04.13		4,909	USD 4,000		1,227.25

(10)

The Group considers executive directors and executive head officer in charge of planning, operation, control of business activity as the key members of management. Salaries and other compensations to the key members of management of the Group for the three-month periods ended March 31, 2020 and 2019 are as follows:

In millions of won
Type	March 31, 2020		March 31, 2019
Salaries	~~W~~	189	216
Employee benefits		14	2

	~~W~~	203	218

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

47.	Statements of Cash Flows

(1)	Significant non-cash transactions for the three-month periods ended March 31, 2020 and 2019 are as follows:

In millions of won
Transactions	March 31, 2020		March 31, 2019
Transfer from construction-in-progress to other assets	~~W~~	1,874,217	1,721,968
Recognition of asset retirement cost and related provision for decommissioning costs		114,813	140,718
Transfer from provision for disposal of used nuclear fuel to accrued expenses		149,790	117,402
Change in accounting policy and increase in right-of-use assets		113,871	4,590,988

(2)	Changes in liabilities incurred from financing activities for the three-month periods ended March 31, 2020 and 2019 are as follows:

In millions of won	March 31, 2020
				Non-cash changes
	Beginning balance		Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
Borrowings and debt securities	~~W~~	67,876,541	519,362	—	592,404	68,988,307
Lease liabilities		5,070,133	(199,867)	108,102	236,555	5,214,923

	~~W~~	72,946,674	319,495	108,102	828,959	74,203,230

In millions of won	March 31, 2019
				Non-cash changes
	Beginning balance		Cash flows	Increase	Changes in accounting policies	Effect of exchange rate fluctuations and others	Ending balance
Borrowings and debt securities	~~W~~	61,034,627	1,909,767	—	—	247,524	63,191,918
Lease liabilities		283,806	(111,403)	95,508	4,584,555	71,587	4,924,053

	~~W~~	61,318,433	1,798,364	95,508	4,584,555	319,111	68,115,971

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

48.	Commitments for Expenditure

(1)	The commitments for acquisition of property, plant and equipment as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020			December 31, 2019
Contracts	Amounts		Balance	Amounts	Balance
Purchase of cable (PVC, 1C, 2000SQ) 153,000M and others (Shin-Bupyung-Youngseo)	~~W~~	56,408	21,619	56,408	24,721
Purchase of cable (PVC, 1C, 2500SQ) 103,374M and others (Bukdangjin-Shin-Tangjung)		45,390	32,876	45,390	32,876
Purchase of GIS (362kV, 6300A, 63kA) 23CB – Youngseo S/S		36,143	33,020	36,143	36,143
Purchase of GIS (362kV, 6300A, 63kA) 26CB – Hwasung S/S		40,010	12,511	40,010	15,300
Purchase of GIS (362kV, 6300A, 63kA) 27CB – Kwangyang S/S		37,744	2,244	37,744	9,700
Purchase of cable (FR CNCO-W, 1C, 325SQ) 1,400,000		59,716	37,249	59,716	37,249
Purchase of switch (Eco) 9,360 units		40,631	24,031	40,631	24,031
Purchase of cable (TR CNCE-W/AL, 1C, 400SQ) 2,654,400M		36,063	—	36,063	6,243
Construction of Shin-Kori units (#5,6)		8,625,387	4,063,319	8,625,387	4,479,956
Construction of Shin-Hanul units (#1,2)		9,443,635	596,664	8,306,149	—
Other 27 contracts		346,700	116,728	352,710	122,890
Service of designing Seoul Combined units (#1,2)		31,515	2,855	30,778	2,119
Purchase of main machine for construction of Seoul Combined units (#1,2)		331,249	15,216	331,249	15,918
Construction of Seoul Combined units (#1,2)		391,517	24,999	387,722	31,150
Service of designing Shin-Boryeong units (#1,2)		121,163	846	120,668	888
Purchase of main machine for construction of Shin-Boryeong units (#1,2)		816,317	4,048	816,317	4,955
Purchase of furnace for construction of Shin-Seocheon thermal power plant		305,209	37,142	305,209	43,388
Purchase of turbine generator for construction of Shin-Seocheon thermal power plant		105,226	10,275	105,226	10,736
Electricity construction of Shin-Seocheon thermal power plant		231,196	79,483	231,196	87,874
Purchase of main machine for Jeju LNG combined		166,287	11,428	166,287	12,088
Service of designing Taean IGCC plant units		46,101	2,332	46,101	2,332
Service of designing Taean units (#9,10)		112,483	12,862	112,483	12,862
Purchase of furnace for construction of Taean units (#9,10)		556,206	20,403	556,206	17,579
Purchase of turbine generator for construction of Taean units (#9,10)		214,208	13,525	214,208	10,857
Purchase of coal handling machine for construction of Taean (#9,10) and IGCC units (conditional contract for installation)		205,764	282	205,764	282
Purchase of oxygen plant for construction of Taean IGCC units		97,345	1,938	97,345	1,630
Purchase of gas turbine and turbine equipment of Gimpo combined heat & power plant		104,600	104,600	104,600	104,600
Purchase of coal handling machine for construction of Samcheok units (#1,2)		284,497	33,879	282,927	42,785
Purchase of furnace for construction of Samcheok units (#1,2)		1,092,287	11,710	1,066,824	11,771
Purchase of turbine main equipment for Samcheok units (#1,2)		212,188	125	223,550	132
Purchase of main equipment for Namjeju		146,594	54,612	138,486	84,982

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

48.	Commitments for Expenditure, Continued

(2)	As of March 31, 2020, details of contracts for inventory purchase commitment are as follows:

The Group imports all of its uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) which are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Group entered into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Type	Periods	Contracted quantity
Concentrate	2020 ~ 2030	32,435 Ton U3O8
Transformed	2020 ~ 2030	18,088 Ton U
Enrichment	2020 ~ 2030	17,667 Ton SWU
Molded (Light)	2020	756 Ton U
Molded (Medium))	2020	401 Ton U
Molded (Initial core)	2020 ~ 2023	415 Ton U

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

49.	Contingencies and Commitments

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of March 31, 2020 and December 31, 2019 are as follows:

In millions of won	March 31, 2020			December 31, 2019
	Number of cases	Claim amount		Number of cases	Claim amount
As the defendant	636	~~W~~	675,571	586	~~W~~	697,835
As the plaintiff	199		438,988	199		707,287

A group of plaintiffs (consisting of 2,167 individuals) filed a lawsuit against NSSC (Nuclear Safety and Security Commission) regarding NSSC’s approval on May 18, 2015 of extending the operation of Wolsong unit 1 nuclear power plant. The appeal was ongoing as of March 31, 2020. Also, Greenpeace and others filed an administrative litigation against NSSC requesting cancelation of the construction permit of Shin-Kori unit 5 and 6 in September 12, 2016 and lost the lawsuit in February 14, 2019. They appealed the case in March 18, 2019. The Group joined these litigations as a stakeholder after obtaining permission from the Court.

As of March 31, 2020, in connection with Shin-Hanul unit 3 & 4, the Group has received communications from a vendor for costs incurred for the preliminary work of the main equipment and associated compensation due to the discontinuation of the construction. The Group does not believe that it has a present obligation to this vendor, and that it is probable that the Group will prevail if a lawsuit is filed against the Group. In addition, the Group cannot reliably estimate the potential economic outflow related to the obligation as of March 31, 2020.

The Group is the defendant against a number of claims. The following is potentially significant ongoing claims pertaining to the Group:

There are multiple ongoing claims against the Group related to ordinary wages, requesting payment of unpaid wages. The Group believes that the possibility of the outflow of economic benefits is probable on the ongoing and the expected lawsuits. For this reason, the Group recognized ~~W~~33,536 million as litigation provisions in relation to the lawsuit as of March 31, 2020.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

49.	Contingencies and Commitments, Continued

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of March 31, 2020 and December 31, 2019 are as follows, continued:

In addition to the abovementioned significant ongoing claims, there are 10 arbitration cases pertaining to the Group as of March 31, 2020 and the significant arbitration cases for the three-month period ended March 31, 2020 are as follows:

①

KEPCO and KEPCO KDN Co., Ltd., a subsidiary of KEPCO, have been accused of breach of contract in relation to ERP software, which is provided by SAP Korea Ltd. The litigation was filed in the International Court of Arbitration of the International Chamber of Commerce. The Group recognized ~~W~~1,056 million of litigation provision in relation to the lawsuit during the year ended December 31, 2019.

②

In relation to the electric power IT modernization project in Kerala, India, Enzen, a subcontractor, filed an arbitration against the Group to the Indian Council of Arbitration due to disagreements in the contract, but the Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated.

③

Doosan Heavy Industries & Construction Co., Ltd. and two other companies filed an arbitration against the Group to Korea Commercial Arbitration Board regarding additional payment of construction costs, but the Group has not recognized any provision because the probability of economic benefit outflow is remote and the related amount cannot be reliably estimated.

(2)	Guarantees of payments and commitments provided to other companies as of March 31, 2020 are as follows:

①

The Group has outstanding borrowings with a limit of USD 275,600 thousand from its creditors such as International Finance Corporation. Regarding the borrowing contract, the Group has guaranteed capital contribution of USD 69,808 thousand and additional contribution up to USD 19,000 thousand for contingencies, if any. Moreover, for one of the electricity purchasers, Central Power Purchasing Agency Guarantee Ltd., the Group has provided payment guarantee up to USD 2,777 thousand, in case of construction delay or insufficient contract volume after commencement of the construction.

②

The Group has provided PT. Perusahaan Listrik Negara performance guarantee up to USD 2,293 thousand and investment guarantee up to USD 43,500 thousand to Mizuho bank and others in proportion to its ownership in the electricity purchase contract with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia.

③

The Group has provided MUFG Bank, Ltd. (MUFG) borrowing guarantee up to USD 41,258 thousand proportion to its ownership in the equity bridge loan guarantee with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia.

④

The Group has provided the Export-Import Bank of Korea, BNP Paribas and ING Bank guarantee of mutual investment of USD 2,192 thousand, which is equivalent to the ownership interest of PT BS Energy and PT Nusantara Hydro Alam, in order to guarantee the expenses related to hydroelectric power business of Tanggamus, Indonesia.

⑤

The Group has provided the Export-Import Bank of Korea and SMBC guarantee of mutual investment of USD 401 thousand, which is equivalent to the ownership interest of PT Mega Power Mandiri, in order to guarantee the expenses related to hydroelectric power business of PT. Wampu Electric Power, an associate of the Group.

⑥	The Group provides the DekaBank with an investment guarantee of EUR 13,800 thousand to Stavro Vind AB, to enter into a loan contract for the Sweden Wind Power (Stavro) construction operation project.

⑦

The Group is obligated to complete the construction of the waste oil refining for power generation business of Next energy Co., Ltd. (contract amount : ~~W~~14,700 million) as a construction company. The Group is liable to compensate to financial institution agents for the liquidated damages in case of incompletion of the construction. Also, the Group has made performance guarantee agreement with Next energy Co., Ltd. after the completion of the construction, which obliges the Group to provide supplemental funding if the amount of power generated or the operation time of the power plant does not reach the agreed level. The Group expected outflow of resources is probable due to guarantee of completing the construction. Hence, the Group recognized revenue over time after deducting ~~W~~5,244 million as the variable consideration for the contract amount of the project.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

49. Contingencies and Commitments, Continued

(3)	Credit lines provided by financial institutions as of March 31, 2020 are as follows:

In millions of won and thousands of foreign currencies
Commitments	Financial institutions	Currency	Limited amount
Commitments on Bank-overdraft	Nonghyup Bank and others	KRW	1,850,500
Commitments on Bank-daylight overdraft	Nonghyup Bank and others	KRW	280,000
Limit amount available for CP	Hana Bank and others	KRW	1,150,000
Limit amount available for card	Hana Bank and others	KRW	30,000
	Banco de Oro	PHP	5,000
Loan limit	Kookmin Bank and others	KRW	1,325,208
	DBS Bank and others	USD	2,472,700
Certification of payment on payables from foreign country	Nonghyup Bank	USD	8,700
Certification of payment on L/C	Shinhan Bank	KRW	7,749
	Shinhan Bank and others	USD	971,934
Certification of Performance guarantee on contract	Seoul Guarantee Insurance and others	KRW	72,782
	First Abu Dhabi Bank and others	USD	599,143
	Korea Development Bank and others	JPY	637,495
	Hana Bank and others	EUR	4,158
	Hana Bank and others	INR	191,883
	Hana Bank	CAD	464
	Shinhan Bank	ZAR	55,730
Certification of bidding	Hana Bank	USD	10,000
Advance payment bond, Warranty bond, Retention bond and others	Seoul Guarantee Insurance	KRW	44,047
	Export-Import Bank of Korea and others	USD	654,435
	Hana Bank	SAR	86,508
	SMBC Bank	QAR	15,000
Others	Nonghyup Bank and others	KRW	554,030
	Export-Import Bank of Korea and others	USD	1,562,194
	Shinhan Bank	JPY	381,210
	Standard Chartered	AED	50
Inclusive credit	Hana Bank	KRW	8,000
	Hana Bank and others	USD	30,722
	Shinhan Bank	INR	92,348
Trade finance	BNP Paribas and others	USD	700,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

49.	Contingencies and Commitments, Continued

(4)	As of March 31, 2020, blank check and assets provided as collaterals or pledges to financial institutions by the Group are as follows:

In millions of won and thousands of foreign currencies
Guarantor	Guarantee	Type of guarantee	Currency	Amount	Description
Mira Power Limited	International Finance Corporation and others	Property, plant and equipment and others	USD	275,600	Collateral for borrowings (*1)
Tamra Offshore Wind Power Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	171,600	Collateral for borrowings (*2)
SE Green Energy Co., Ltd.	DB Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	149,500	Collateral for borrowings (*2)
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Cash and cash equivalents and others	KRW	327,800	Collateral for borrowings (*2)
Commerce and Industry Energy Co., Ltd.	IBK and others	Land, buildings, structures and machinery and others	KRW	110,500	Collateral for borrowings (*2)
KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Cash and cash equivalents and others	KRW	396,120	Collateral for borrowings (*2)
Gyeongju Wind Power Co., Ltd.	Samsung Fire & Marine Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	110,240	Collateral for borrowings (*2)
Korea Offshore Wind Power Co., Ltd.	Woori Bank and others	Utility plant and others	KRW	293,400	Collateral for borrowings (*2)
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance lease receivable and property, plant and equipment and others	JOD	236,570	Collateral for borrowings (*1)
KST Electric Power Company	The Export – Import Bank of Korea and others	Finance lease receivable and property, plant and equipment and others	USD	401,277	Collateral for debt securities (*1)
Incheon Fuel Cell Co., Ltd.	Kookmin Bank and others	Cash and cash equivalents and others	KRW	276,960	Collateral for borrowings (*2)

(*1)	This is based on the amount of loan commitment limit.
(*2)	As of March 31, 2020, the Group has established guarantees for pledge for transfer of rights of long-term borrowings, pledge for insurance claims, pledge for shares, etc.

The Group has ~~W~~1,197 million of project loans from Korea Energy Agency as of March 31, 2020. The Group has provided a blank check as repayment guarantee.

(5)	The Group temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of

~~W~~74,106 million as of March 31, 2020 to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ~~W~~7 million and depreciation on the idle assets of ~~W~~1,639 million are recorded in other expenses for the three-month period ended March 31, 2020. Regarding the improvement of water quality, the results of damages compensation for the local residents cannot be reasonably estimated, and the Group is in negotiations with Gangneung City and related stakeholders to restart the Gangneung hydroelectric generating plant as of March 31, 2020.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

49.	Contingencies and Commitments, Continued

(6)

Due to the Korean government’s announcement of suspension of operation in the Gaeseong Industrial District, it is uncertain if the Group can exercise the property rights for the Group’s facility in the Gaeseong Industrial District as of March 31, 2020. The book value of facility is ~~W~~16,334 million and the amount of trade receivables related to the companies residing in Gaeseong industrial complex is ~~W~~2,911 million. The outcome of this event cannot be reasonably estimated as of March 31, 2020.

(7)

In connection with the electric power IT modernization project in Kerala, India, negotiations are underway due to disagreements in the contract regarding the existence and the scope of a warranty obligation. However, the Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated as of March 31, 2020.

(8)

To prevent the spread of COVID-19, a variety of prevention and control measures, including movement restrictions, are being implemented worldwide, and as a result, the global economy is being affected extensively. In addition, various forms of government policies are being announced to cope with COVID-19. The Group was unable to reasonably estimate the impact of COVID-19 and the impact of the government support policies on the Group’s interim consolidated financial statements as of March 31, 2020, and the resulting effects have not been reflected in the interim consolidated financial statements.

50.	Business Combination

(1)	The details of business combinations that occurred for the year ended December 31, 2019 are as follows:

In millions of won
Company	Key operation activities	Date of merger	Transfer price
Eumseong Natural Gas Power Co., Ltd.	Power generation	2019.12.23	225,758

Eumseong Natural Gas Power Co., Ltd. was established in August 2019 by spin-off from Dangjin Eco Power Co., Ltd., and obtained the license for LNG combined power generation under the 8th Basic Plan for Long-Term Electricity Supply and Demand. Korea East-West Power Co., Ltd., a subsidiary of the Group, acquired 100% of its interest in Eumseong Natural Gas Power Co., Ltd. for stable power supply and profit generation through diversification of power sources, and merged with Eumseong Natural Gas Power Co., Ltd. on December 23, 2019.

(2)	Details of the transfer price at fair value given by the acquirer of the business combination for the year ended December 31, 2019 are as follows:

In millions of won
Type	Amounts
Cash and cash equivalents	~~W~~	166,700
Fair value of the shares owned before the acquisition		59,058

	~~W~~	225,758

(3)	The fair values of assets and liabilities acquired through the business combination at the acquisition date for the year ended December 31, 2019 are as follows:

In millions of won
Type	Amounts
Fair value of the identifiable assets	~~W~~
Current assets
Cash and cash equivalents		2,389
Trade and other receivables		55
Non-current assets
Property, plant and equipment		54
Intangible assets		172,434
Other assets		60
Fair value of the identifiable liabilities
Current liabilities
Borrowings		(2,900)
Non-current liabilities
Deferred tax liabilities		(41,729)

	~~W~~	130,363

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

50.	Business Combination, Continued

(4)	Details of goodwill resulting from the business combination for the year ended December 31, 2019 are as follows:

In millions of won
Type	Amounts
Fair value of transfer price	~~W~~	225,758
Less : Fair value of the identifiable net assets		(130,363)

	~~W~~	95,395

Goodwill arose from the business combination due to the transfer price including the premium to obtain control paid in order to acquire Eumseong Natural Gas Power Co., Ltd. It also includes expectation of synergy effect and future growth in profits derived from business combination with LNG combined power generation project. These business rights can be separated from goodwill which satisfies the recognition requirements and thus the business rights have been recognized as a separate intangible asset.

On the contrary, the expected benefits such as direct fuel acquisition and reduce costs for O&M did not satisfy the recognition requirements for identifiable intangible assets and thus were not recognized separately from the goodwill.

(5)	Net cash outflows from the business combination for the year ended December 31, 2019 are as follows:

In millions of won
Type	Amounts
Cash paid for the acquisition	~~W~~	156,700
Less : Cash and cash equivalents received		(2,389)

	~~W~~	154,311

(6)

Fees for legal service, due diligence and others relating to the business combination amounted to ~~W~~24 million. The fees were excluded from the transfer price and recognized as selling and administrative expenses in the statement of comprehensive income (loss) for the year ended December 31, 2019.

(7)

There is no sale or net profit included in the statement of comprehensive income (loss) for the year ended December 31,2019, in relation to additional business launched by Eumseong Natural Gas Power Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

51.	Subsequent Events

Subsequent to March 31, 2020, Korea Hydro & Nuclear Power Co., Ltd., Korea Southern Power Co., Ltd. and Korea East-West Power Co., Ltd., issued a foreign bond and corporate bonds for funding debt repayment, facility investments, and operations as follows:

In millions of won and thousands of foreign currencies
Company	Type	Issue date	Maturity	Interest rate		Amount
Korea Hydro & Nuclear Power Co., Ltd.	#55-1 corporate bond	2020.04.02	2040.04.02	1.80%	KRW	50,000
	#55-2 corporate bond	2020.04.02	2050.04.02	1.80%	KRW	50,000
	#56-1 corporate bond	2020.04.28	2025.04.28	1.62%	KRW	60,000
	#56-2 corporate bond	2020.04.28	2040.04.28	1.81%	KRW	90,000
	#56-3 corporate bond	2020.04.28	2050.04.28	1.83%	KRW	150,000
Korea Southern Power Co., Ltd.	#52-1 non-guaranteed corporate bond	2020.04.27	2025.04.27	1.64%	KRW	70,000
	#52-2 non-guaranteed corporate bond	2020.04.27	2030.04.27	1.79%	KRW	30,000
Korea East-West Power Co., Ltd.	#20-1 foreign corporate bond	2020.05.06	2025.05.06	1.75%	USD	500,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2020

(Unaudited)

52.	Adjusted Operating Profit (loss)

The operating profit (loss) in the Group’s consolidated statements of comprehensive income (loss) prepared in accordance with KIFRS included in this report differs from that in its consolidated statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of the Group’s results from operating activities as presented in the Group’s consolidated interim statements of comprehensive income (loss) prepared in accordance with KIFRS for each of the three-month periods ended March 31, 2020 and 2019 to the operating profit or loss as presented in the Group’s consolidated interim statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB for each of the corresponding periods.

In millions of won	March 31, 2020		March 31, 2019
Operating income (loss) on the consolidated interim statements of comprehensive income (loss)	~~W~~	430,554	(629,880)
Add
Other income
Reversal of other provisions		1,570	7,080
Reversal of other allowance for bad debts		24	—
Gains on government grants		71	71
Gains on assets contributed		10,437	64
Gains on liabilities exempted		830	103
Compensation and reparations revenue		19,495	18,842
Revenue from research contracts		937	1,150
Rental income		46,867	46,982
Others		6,293	6,305
Other gains
Gains on disposal of property, plant and equipment		27,357	8,833
Gains on disposal of intangible assets		—	97
Gains on disposal of investment properties		34,423	—
Gains on foreign currency translation		12,018	4,540
Gains on foreign currency transactions		7,830	6,301
Gains on insurance proceeds		—	13
Others		61,244	66,345
Deduct
Other expense
Compensation and indemnification expense		(313)	—
Accretion expenses of other provisions		(56)	(51)
Depreciation expenses on investment properties		(370)	(244)
Depreciation expenses on idle assets		(1,639)	(1,636)
Other bad debts expense		(35)	(847)
Donations		(11,143)	(11,985)
Others		(3,057)	(5,473)
Other losses
Losses on disposal of property, plant and equipment		(7,786)	(13,992)
Impairment loss on property, plant and equipment		—	(2,279)
Losses on foreign currency translation		(8,581)	(58,960)
Losses on foreign currency transactions		(22,100)	(9,860)
Others		(42,465)	(11,322)

Adjusted operating profit (loss)	~~W~~	562,405	(579,803)